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STRADLEY
RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

04007426

Michael D. Mabry
MMabry@stradley.com
215-564-8011

February 11, 2004

RECD S.E.C.
FEB 1 1 2004
1086

BY HAND DELIVERY

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: PBHG Funds (1940 Act No. 811-04391)
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant are two (2) private litigation complaints filed pursuant to Section 33(A) of the 1940 Act. The first private litigation complaint is in the matter of Jungalawala v. Pilgrim Baxter &Associates, Ltd., et al. and was filed in the U.S. District Court for the Eastern District of Pennsylvania on December 4, 2003. The second private litigation complaint is in the matter of Gordon v. PBHG Fund Services, et al. filed in the Court of Common Pleas of Philadelphia County, Trial Division on January 22, 2004. Neither of the claims names PBHG Funds as defendants.

If you have any questions, please contact me at the number above.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Sincerely,

Michael D. Mabry

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management
John M. Zerr, Esquire (w/o enclosures)
William H. Rheiner (w/o enclosures)

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

KORSHED F. JUNGALAWALA, Plaintiff,	Civil Action No. 03-6544
v.	**COMPLAINT**
PILGRIM BAXTER & ASSOCIATES, LTD., GARY L. PILGRIM and HAROLD J. BAXTER, Defendants.	**JURY TRIAL DEMANDED**

Plaintiff brings this Complaint based upon information and belief, except for her own actions, which are based upon personal knowledge. Her information and belief is based upon the investigation of her counsel, which included a review of the complaints filed by the New York State Attorney General ("NYAG") and by the United States Securities and Exchange Commission ("SEC") concerning the conduct at issue in this action, as well as other regulatory filings and complaints, press releases and media reports.

NATURE OF THE ACTION

1. This is a direct shareholder action for violation of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-1 *et seq.* Defendant Pilgrim Baxter & Associates, Ltd. ("PBHG") is the investment advisor for the PBHG family of funds ("PBHG Funds"), a position it held during the relevant time period complained of herein. PBHG has entered into investment advisory agreements with each of the PBHG Funds, pursuant to which it has earned, and continues to earn, millions of dollars of fees each year. Plaintiff owns shares in PBHG Growth Fund.

2. PBHG procured these lucrative agreements without disclosing that its senior executives and favored clients had been engaged in "market timing" transactions in shares of PBHG Funds, for their

own personal benefit. "Market timing" transactions are short-term trades in and out of a mutual fund, for the purpose of exploiting idiosyncracies in the way mutual funds price their shares. Market timing transactions benefitted individual managers of the funds, and PBHG's favored clients, at the expense of the funds and the rest of their investors. Since 1998, PBHG and its favored customers have reaped millions of dollars of secret and illegal profits through these illicit transactions.

3. On November 13, 2003, David J. Bullock, Chief Executive Officer of PBHG, issued a letter to shareholders announcing "significant changes" at PBHG following an internal review. PBHG's own investigation revealed that executives at the Company were engaged in "conduct that was not . . . consistent with the highest standards of professional and ethical behavior." The Company further announced that defendants Harold Baxter and Gary Pilgrim resigned their positions with the Company and the PBHG Funds.

4. Seven days later, on November 20, 2003, the NYAG in coordinated effort with the SEC filed separate actions against the defendants for, among others, breaching their fiduciary duties by engaging in and allowing market timing transactions. The government complaints alleged that between 1998 and 2001, defendants Baxter and Pilgrim facilitated market timing of shares in PBHG Funds by favored investors, including a hedge fund and a broker/dealer to which they had direct or indirect connections.

3. Section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), requires that all investment advisory agreements must contain a precise description of all compensation to be paid thereunder and be initially approved by a majority of fund shareholders. The agreements can thereafter be extended either by vote of the board of directors of the fund or of the shareholders. Section 20(a), 15 U.S.C. § 80a-20(a), requires that all proxy statements issued must comply with the proxy rules issued by the Securities and Exchange

Commission whose rules prohibit misstatements of material facts and failures to disclose facts that renders misleading the information that actually was disclosed. By misleading both the Board of Trustees and the shareholders concerning the existence of "market timing" and other improper practices when it negotiated its advisory agreement, PBHG violated section 20(a) of the ICA.

4. PBHG also violated section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). That section imposes a fiduciary duty on investment advisors with respect to the compensation earned by them and their affiliates and, at a minimum, requires the advisor to disclose all material facts to the fund directors concerning the competence and integrity of the individuals who would be managing fund portfolios, and concerning the sufficiency of procedures to assure proper management of each fund. PBHG violated this provision by failing to disclose the complete nature of its compensation as a result of its position as advisor to the PBHG Funds.

5. Because the approval of defendants' investment advisory agreement with the PBHG Growth Fund was obtained in violation of the ICA, that agreement should be rescinded and/or declared unenforceable or void, pursuant to § 47(b) of the ICA, and all fees received during the past year should be refunded.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43; and 28 U.S.C. § 1331.

7. Venue is proper in this District pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, since many of the acts took place in this District.

8. Defendants, directly or indirectly, made use of the means and instrumentalities of interstate commerce, and of the mails, in connection with the acts, practices and courses of business alleged herein.

PARTIES

9. Plaintiff Korshed F. Jungalawala owns shares or units of PBHG Growth Fund in an IRA account.

10. The PBHG Growth Fund is a mutual fund that is regulated by the ICA, is managed by defendant PBHG pursuant to an investment advisory agreement, and buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this Complaint. During the relevant period, PBHG allowed the market timing of this fund for its own benefit and to the detriment of the fund and its shareholders. This action is brought on behalf of and for the benefit of the PBHG Growth Fund.

11. Defendant Pilgrim Baxter & Associates, Ltd. ("PBHG") is the investment adviser to the PBHG family of funds, which includes the PBHG Insurance Series Fund, (collectively, the "PBHG Funds"). Defendant PBHG maintains offices at 1400 Liberty Ridge Drive, Wayne, Pennsylvania. PBHG is paid a monthly management fee based on the average daily net assets of the PBHG Funds, pursuant to investment advisory agreements. PBHG is an indirect, wholly-owned subsidiary of Old Mutual plc ("Old Mutual"), a South African based financial services group, with operations in life assurance, asset management, banking and general insurance. In September, 2000, Old Mutual acquired PBHG when it purchased United Asset Management Corporation ("UAM") which was at the time the sole shareholder of PBHG. PBHG Fund Distributors (the "PBHG Distributor") is a wholly-owned subsidiary of PBHG and acts as the principal underwriter (a/k/a the distributor) of the PBHG Funds. PBHG Fund Services (the "PBHG Administrator") is a Pennsylvania business trust, a wholly-owned subsidiary of PBHG, and provides the PBHG Funds with various administrative services such as office space, regulatory reporting services, equipment and personnel.

12. Defendant Gary L. Pilgrim, from at least 1997 until he was forced to resign on November 13, 2003, was: (i) the President of the PBHG Funds; (ii) a director of PBHG; (iii) a trustee of the PBHG Administrator; and (iv) the chief portfolio manager of the PBHG Growth Fund, PBHG Technology & Communications Fund and PBHG Core Growth Fund. From 1982 until 2003, Pilgrim was President of PBHG.

13. Defendant Harold Baxter, from at least 1997 until he was forced to resign on November 13, 2003, was: (i) a trustee of the PBHG Funds; (ii) the Chairman and Chief Executive Officer of PBHG; and (iii) a trustee of the PBHG Administrator. From January 1998 until he was forced to resign on November 13, 2003, Baxter was a trustee of the PBHG Distributor.

SUBSTANTIVE ALLEGATIONS

Background

14. A mutual fund is an investment company that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other securities. Shareholders purchase mutual fund shares from the fund itself (or through a broker for the fund), but are typically not able to purchase the shares from other shareholders on a secondary market, such as the New York Stock Exchange or Nasdaq. The price investors pay for mutual fund shares is the fund's per share net asset value ("NAV"), calculated by the fund each day, based on the market value of the securities in the fund's portfolio, plus any shareholder fees that the fund imposes at purchase (such as sales loads). Mutual fund shares are "redeemable," meaning that when mutual fund shareholders want to sell their fund shares, they

sell them back to the fund (or to a broker acting for the fund) at the fund's NAV, minus any fees the fund imposes at that time (such as deferred sales loads or redemption fees).

15. The investment portfolios of mutual funds are managed by separate entities known as "investment advisers" that are registered with the SEC. Investment advisers are retained by the mutual fund companies pursuant to an agreement which, among other things, details the compensation to be provided by the fund to the adviser. *See* ICA § 15(a), 15 U.S.C. § 80a-15(a). These agreements must be approved by the vote of a majority of the outstanding voting stock of the fund. This is done at the appropriate time through the issuance by the fund of a proxy statement, indicating the need to engage in such an agreement or, as the time might require, amend or renew the agreement. The issuance of proxy statements is governed by the federal securities laws and the rules promulgated thereunder by the SEC. *See* ICA § 20(a), 15 U.S.C. § 80a-20(a).

16. An investment adviser generally employs portfolio managers, who have the discretion to buy and sell securities in the fund's portfolio. In the case of the PBHG Growth Fund, defendant PBHG employed defendant Pilgrim as the fund's chief portfolio manager. Portfolio managers must make investment decisions in accordance with the fund's objectives as stated in the fund's prospectus and cannot make investment decisions that are in their own interests rather than in the interests of the fund's shareholders. Portfolio managers, as investment advisers, owe a fiduciary duty to fund shareholders of utmost good faith, and full and fair disclosure of all material facts. In this case, defendants breached their fiduciary duties by not disclosing their market timing activities to the PBHG Funds or its shareholders.

<u>**The Lure And Evils Of Market Timing**</u>

17. Securities that trade on exchanges can change price at any time during the trading day, in reaction to relevant information as it becomes available. By contrast, mutual funds are priced only once per

day, at 4:00 p.m. Eastern Standard Time, at the close of the major New York markets. At that time mutual funds calculate their NAVs, based on the closing market prices of the securities held in the funds' portfolios. Many funds, and in particular many funds specializing in foreign stocks, calculate their daily prices hours after the closing of the foreign markets, many of which are in different time zones that may be 5-14 hours ahead of Eastern Standard Time. In some instances, information that may be highly relevant to the pricing of those foreign securities becomes available after those foreign markets have closed, but before 4:00 p.m. Eastern Standard Time. In pricing fund shares for that day, the funds will use the hours-old closing prices of foreign shares held by the fund, even though it may by then be apparent that the price of those shares is likely to rise the following day.

18. This situation creates an opportunity for sophisticated institutions and insiders to take advantage of this time lag by buying funds, at the current day's closing price, and selling them the following day or shortly thereafter, after the foreign market has reacted to the new information, bolstering the fund's NAV. Because shares traded on foreign markets close hours ahead of the New York markets, international funds are often the target of market timers. To be in a position to take advantage of market timing opportunities, however, an investor must know what foreign securities are heavily represented in a given fund's portfolio on any given day. Such information is typically available only to the managers of the fund.

19. Market timing is harmful to long-term fund shareholders, because it increases the fund's transaction costs and siphons off a portion of the profits that otherwise would flow solely to those shareholders. It can also disrupt the fund's stated portfolio management strategy, require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Short-term trading can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term

performance. In short, market timing benefits a select few at the expense of the fund and all other fund shareholders.

PBHG Policies Prohibit Market Timing

20. PBHG was well aware of the evils of market timing. Defendant's first apparent recognition of the harmful effects of market timing is reflected in an anti-market timing policy drafted in 1998. In mid-1998, PBHG portfolio managers had complained to PBHG senior management about the disruptive effects of market timing activities. Consequently, the PBHG Funds announced a "timer policy." The policy and the PBHG prospectuses limited shareholders to four (4) exchanges annually from any of the PBHG Funds to the PBHG Cash Reserves Fund (a money market fund). In addition, the PBHG Funds established a team – the "timing police" – whose members were directed to research market timing activities, run reports to identify market timers and issue instructions to PBHG's transfer agent to put an end to the market timing activity.

21. A June 16, 1998, document entitled "MARKET TIMER POLICY" articulated some of the harm that market timers can cause long-term shareholders:

> Effective immediately, The PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders. Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

22. These policies against market timing were also disclosed to the public as recent as August 11, 2003, when the latest prospectus for the PBHG Funds, which included PBHG Growth Fund, was issued. The prospectus read, in part:

> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. Simply mail, telephone, or use the Fund's internet website to provide your exchange instructions to the transfer agent. Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.

Moreover, with respect to IRA Capital Preservation Fund, the prospectus stated that:

> The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. In determining how long shares of the Fund have been held, PBHG Funds assumes that shares held by the investor the longest period of time will be sold first.
>
> The Fund will retain the fee for the benefit of the remaining shareholders. The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.*** The Fund is not able to make exceptions to the redemption fee (even where redemptions result from required minimum distributions or the death of a shareholder).

(emphasis added.)

23. Thus, PBHG itself, the funds it managed and the shareholders it served all knew of market timing activities. All were also aware of the harmful effects timing had on the funds and its shareholders, as well as the the fiduciary obligation of PBHG to act in the funds' best interest to stop it. Nevertheless,

timing activity in PBHG Funds, whether expressly authorized or tacitly permitted, continued to the detriment of PBHG Fund shareholders and to the benefit of PBHG, its top managers and favored clients.

Market Timing By Top PBHG Managers

Appalachian Trails

24. Appalachian is a Delaware limited partnership with its principal address in Avon, Connecticut. Appalachian was originally formed in March 1995 by Michael Christiani, defendant Gary Pilgrim, his wife and a fourth person. At the time of Appalachian's formation, Pilgrim and his wife owned more than two thirds of the partnership. Christiani, a hedge fund manager, managed Appalachian and through an entity he controlled served as Appalachian's general partner.

Appalachian's Market Timing Strategy

25. The express purpose of Appalachian's formation was to engage in market timing of mutual funds using a variety of sophisticated computer models and other methodologies. Appalachian's organizational documents state that its assets will be moved:

> from a fully-invested position in selected stock mutual funds to a fully-invested position in selected fixed-income funds, when the General Partner interprets by its indicators that current risk is greater than return. When the potential return exceeds indicated risk, the General Partner will move the Fund's assets from a fully protected [position in] fixed income funds to a fully invested position in selected stock mutual funds to participate in anticipated market advances.

26. The organizational documents further state that between 10 and 50 exchanges per year between fixed income funds and stock mutual funds were anticipated to execute Appalachian's investment strategy. The purpose of so many exchanges was to reduce stock market risk without eliminating Appalachian's ability to participate in upward movements by the stock funds. The organizational documents explain the all-important ability to make numerous exchanges as follows:

> In any given year the assets of the Fund have been invested in stock specific mutual funds slightly less than 50% of the time...[and] thus invested in fixed income mutual funds slightly greater than 50% of the time.... The reduced exposure to the stock mutual funds and the increased exposure to fixed-income mutual funds has resulted in a dramatic reduction of overall stock market risk with little or no loss in upside exposure because of the overall accuracy of our approach. The added advantage to this approach has been that during a rising interest rate environment, we benefitted from those higher rates during the time we were invested in fixed-income mutual funds....

27. To secure the ability to exchange frequently between money market and equity funds at PBHG, Appalachian ultimately went to Gary Pilgrim.

Appalachian Gets A Special Exemption To Market Time PBHG Funds

28. In 2000, defendant Pilgrim, with the knowledge and consent of defendant Baxter, granted Appalachian a special dispensation from the rules that applied to PBHG's shareholders: to market time at least the PBHG Growth Fund and the PBHG Technology & Communications Fund.

29. During the period from March, 2000, through December, 2001, Appalachian traded feverishly in and out of the PBHG Growth Fund, which was managed by defendant Pilgrim. During that period, Appalachian made in excess of 50 exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. A given exchange sometimes exceeded $50 million. The aggregate dollar amount of trading during this period amounted to over $2 billion.

30. Appalachian earned millions by trading the PBHG Growth Fund during 2000 and 2001. Appalachian's trading activity in PBHG Growth Fund diluted the fund's long term shareholders and resulted in other harm including increased transaction costs.

31. On the other hand, a shareholder such as plaintiff, who "maintained a long term investment perspective" – as investors were encouraged to do in the PBHG prospectus – and held the PBHG Growth

Fund during the time frame of Appalachian's trading in 2000 and 2001, suffered a loss of over 60% of her investment in 2000 and over 26% in 2001.

32. Appalachian also market timed the PBHG Technology & Communications Fund in 2001. During the period from February 2001 to April 2001, Appalachian made 8 exchanges between the PBHG Technology & Communications Fund and the PBHG Cash Reserves Fund. A given exchange during this period was as large as $20 million. The aggregate dollar amount of trading during this period amounted to approximately $127 million.

33. A shareholder who held the PBHG Technology & Communications Fund during the time frame of Appalachian's trading in 2001 lost over 19% of his investment.

34. Appalachian's trading activity diluted and caused other harm to the long term shareholders of the PBHG funds. Defendant Pilgrim, on the other hand, was a winner. His and his wife's share of Appalachian's profits from trading in the PBHG Growth Fund and PBHG Technology & Communications Fund from 2000 to 2001 was substantial.

Wall Street Discount Corporation

35. The special market timing permission given by Defendants to WSDC is expressly set forth in a June 22, 1998, PBHG memorandum that memorialized the discussions of PBHG's senior management. Among others, the memo was addressed to defendant Harold Baxter, a trustee of the PBHG Funds and CEO of PBHG. The memorandum states:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging between funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked .... Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed

> by Alan Lederfeind. ***We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds....***

(emphasis added).

36. Lederfeind introduced at least one of his market timing clients to defendant Baxter and suggested that the timer make a "sticky asset" investment in a new PBHG fund that was being launched. (A sticky asset is a long-term investment usually made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles – a bond fund or a hedge fund run by the manager – that assured a steady flow of fees to the manager.) WSDC also transmitted the portfolio holdings of certain PBHG funds that it had received from PBHG to at least one of its timing clients. The portfolio holdings were used by the timer to facilitate its market timing strategy.

37. In May, 2000, a PBHG employee complained about the disruptive effect timing activity was having:

> Have you talked to Mr. Baxter about Alan's timer yet? I'm not sure if this $100 MM is from Wall Street Discount but it is really a disruptive amount of money. I wouldn't keep hounding you about it if the size was not close to 10% of the total assets. Is there anything we can do to slow it down or make it smaller?

Nevertheless, the express permission of Lederfeind's clients to market time the PBHG funds through WSDC was not rescinded.

__Other Market Timers__

38. In addition to Appalachian and clients of WSDC, there were numerous other entities that market timed PBHG funds with the express permission of or tacit approval of defendants. In a

December 8, 2000, e-mail, after receiving a report related to suspected timing activity, a member of the PBHG timing police wrote:

> What I am trying to get here is a picture of the timers using our funds. I estimate that there is about $500-$600 million of money that moves between the Cash and Equity Funds frequently. It can be tied to only a few accounts.

As of April 20, 2001, an internal PBHG document reflects that timing assets in all PBHG Funds amounted to more than $573 million. As of April 20, 2001, investments by market timers in plaintiff's PBHG Growth Fund alone reached $385 million, comprising nearly 11% of the assets of the fund. By July 12, 2001, timer assets in the PBHG Growth Fund had ballooned to more than $466 million or nearly 14% of fund assets.

39. The trading activity of market timers other than Appalachian and clients of WSDC diluted and caused other harm to the long term shareholders of the PBHG Funds.

PBHG's Renewed Efforts To Shut Down Timers

40. Even after PBHG started a renewed effort in late 2001 to rid timers from its funds, defendants exempted Appalachian and the clients of WSDC from the timing policy and four exchange per year limitation.

41. A PBHG Project Status Report dated September 30, 2001, reflects this continuing exception:

> PBHG Fund Services and PBHG Shareholder Services, with the help of DST Systems, participated in creating and began enforcing a new PBHG Funds Timer Policy. The new policy eliminated the majority of timing activity previously experienced by the Funds but allows controlled timing initiated by two institutions.

Those two institutions were Appalachian Trails and WSDC.

42. An August 16, 2001, e-mail confirms the exception for the clients of WSDC:

> PBHG Funds had made a decision to not allow market timers to trade in the PBHG Family of Funds. PBHG constitutes market timing to be more than 3 trades in and out of an equity fund within a calendar year. PBHG has identified that the below Investec Ernst and Company accounts to have shown [sic] a recent history of market timing . . . . These accounts have been suspended from trading with PBHG. PBHG is asking Investec Ernst and Company to stop all market timing activity. The only exception to this request is Wall Street Discount, they may continue to trade freely . . . .

43. Defendants also granted continuing permission to time PBHG funds to Appalachian, Christiani individually, and to several other entities to which Christiani was linked. In an e-mail on August 15, 2001, one PBHG employee sought guidance:

> Mr. Chirstiani is also linked to [other entities]. I assume they should be left alone. Please advise . . . .

Another employee responded:

> Yes, for now. I need to look at the total value of all his accounts, as I was unaware of the connection. Can you tell me how much money he has in total and the amount he is trading in each fund?

At the same time as defendants granted exceptions to WSDC and Christiani, PBHG actively shut down other timers. For example, an October 31, 2001, e-mail to a broker dealer states:

> The PBHG Funds has recently reaffirmed their commitment to prevent market timing activity in their family of funds. They consider more than three trades in and out of an equity fund within a calendar year to be detrimental and excessive market timing. The accounts/representatives listed below have been identified as market timers and will no longer be permitted to purchase PBHG fund shares. Please also be advised that any future attempts at market timing by these individuals, or any other representative of your firm, may result in suspensions of entire branch and dealership relationships.

Nevertheless, Appalachian Trails, Christiani and the clients of WSDC were expressly permitted to market time PBHG funds until December 2001.

44. Internal PBHG documents reflect that all timers who had negotiated capacity to time PBHG funds, including Appalachian and WSDC, were eliminated by January, 2002.

The Misconduct At PBHG Is Disclosed

45. PBHG covered up the market timing of its top managers and favored clients for years, and this coverup would be continuing to this day were it not for the investigations of the NYAG and SEC. It was not until November 13, 2003, that PBHG informed the public of the illicit and unethical behavior of its top management and not until November 21, 2003, that the details of the wrongs were fully disclosed by the NYAG and SEC.

46. On November 13, 2003, the Company made the following announcement:

> As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. ***That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior.*** We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue.
>
> Most significantly, Harold Baxter and Gary Pilgrim have resigned their management positions with the firm and have accelerated their planned retirements. Mr. Baxter has also resigned his positions as chairman and trustee of the Boards of Trustees of the PBHG Funds and PBHG Insurance Series Fund, and I have been elected by those Boards to succeed Mr. Pilgrim as president of both the PBHG Funds and PBHG Insurance Series Fund.
>
> At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively traded certain PBHG Funds as part of a tactical asset allocation investment strategy during the period from March 2000 to December 2001, when Pilgrim Baxter moved to halt active trading in the PBHG Funds group. Mr. Pilgrim had no role in the management or operations of the limited partnership, although both he and Mr. Baxter were aware that the partnership traded actively in certain PBHG funds during that time period, and that Mr. Pilgrim had a beneficial interest in the partnership.
>
> Mr. Pilgrim's portfolio management responsibilities will therefore be assumed immediately on an interim basis by Michael Sutton, Pilgrim Baxter's chief investment officer and portfolio manager of the PBHG Large Cap Growth Fund, and Peter Niedland,

portfolio manager of the PBHG Emerging Growth Fund. Mr. Sutton and Mr. Niedland have over 26 years of combined growth-equity investment experience. In anticipation of Gary's retirement, Pilgrim Baxter had already initiated the transition planning process by retaining an executive search firm specializing in portfolio manager placement. That process has been accelerated.

47. Then, on November 21, 2003, the NYAG and SEC filed their complaints and exposed the extent of the manipulation. As Attorney General Eliot Spitzer said:

> [Defendants] lost their ethical compass and were unable to distinguish between what was in their shareholders' interest and their own interest.

Stephen M. cutler, Director of the SEC's Division of Enforcement, had similar comments:

> The allegations in our complaint describe a course of conduct that was unethical, illegal and just plain wrong. Pilgrim Baxter's mutual fund investors deserved much better; their trust was abused.

48. Finally, on November 24, 2003, the independent trustees for the PBHG Funds issued a letter to all shareholders. The letter read in relevant part:

> As you may know, civil lawsuits have been filed against Gary Pilgrim and Harold Baxter, the founders of Pilgrim Baxter & Associates, and the firm, by the U.S. Securities and Exchange Commission and the New York State Attorney General's Office. These lawsuits pertain directly to the conduct of Mr. Pilgrim and Mr. Baxter that took place prior to December, 2001. This conduct led last week to their departures from the firm. Mr. Pilgrim and Mr. Baxter no longer have any association with Pilgrim Baxter & Associates or PBHG Funds.
>
> . . . .
>
> Pilgrim Baxter & Associates' internal review is continuing with regular reports to the Independent Trustees, and will continue until any concerns we may have are addressed. We are closely monitoring the firm's internal review, assisted by our own independent counsel. Pilgrim Baxter & Associates has committed to work closely with us in assuring that the interests of shareholders remain paramount.
>
> Pilgrim Baxter & Associates has already taken certain initial actions to address the concerns of the Board of Trustees, and has informed your Funds that (1) Mr. Pilgrim will relinquish all profits he received from his investment in the limited partnership that was actively trading in the Funds from March, 2000 to December, 2001; (2) Pilgrim Baxter

& Associates will reimburse management fees it earned from the limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter & Associates will retain an independent accounting firm to review its investment management and administration of PBHG Funds; and (4) Pilgrim Baxter & Associates will formally adopt a policy to prevent the market timing of PBHG Funds and will disclose it in the Funds' prospectus. We are also working diligently with Pilgrim Baxter & Associates' management, our independent counsel, and your investment management team to put into place strict guidelines on trading practices and self-dealing.

49. Notably, the independent trustees failed to address the return of the advisory fees that the PBHG Funds paid to PBHG as a result of these market timing activities, and in particular, the fees paid by those funds that PBHG manipulated, including PBHG Growth Fund.

PBHG's Investment Advisory Agreement Was Misleading

50. Pursuant to section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), investment advisers are retained by the mutual fund companies pursuant to an agreement which, among other things, details the compensation to be provided by the fund to the adviser. These agreements must be approved by the vote of a majority of the outstanding voting stock of the fund indicating the need to engage in such an agreement or, as the time might require, amend or renew the agreement.

51. Advisory agreements may continue in effect for a period more than two years from the date of its execution, only so long as such continuance is specifically approved at least annually by the board of directors or by a vote of a majority of the outstanding voting securities of the fund. *See* ICA §15(a), 15 U.S.C. § 80a-15(a).

52. Fund shareholders are given an opportunity to approve these advisory agreements through the issuance of proxy statements. These proxy statements are governed by the federal securities laws and the rules promulgated thereunder by the SEC. See ICA § 20(a), 15 U.S.C. § 80a-20(a). These rules prohibit the issuance of false and misleading proxy statements.

53. In September, 2000, Old Mutual acquired PBHG which, by operation of law, automatically terminated the investment advisory agreements then in place between the PBHG Funds and PBHG. As a result, new investment advisory agreements had to be approved by the Board of Trustees, subject to shareholder approval.

54. On December 18, 2000, the PBHG Funds issued a proxy statement to all shareholders of the PBHG Funds, including plaintiff's PBHG Growth Fund, to attend a meeting on January 25, 2001, to vote on, among other things, the approval of a new investment advisory agreement between each of the PBHG Funds and PBHG.

55. Among the terms contained in the investment advisory agreement, which was appended as Exhibit A to the proxy statement, was the compensation to be paid by each PBHG Fund to PBHG. This compensation would be paid on a monthly basis by each PBHG Fund computed daily at an annual rate of the fund's average daily net assets pursuant to Schedule A of the investment advisory agreement. The Board of Trustees having approved the new advisory agreements, it was presented to the shareholders of each PBHG Fund, including plaintiff's PBHG Growth Fund, to approve their fund's agreement with PBHG.

56. Neither the proxy statement nor the investment advisory agreement disclosed the fact that PBHG was and would continue to allow its senior executives and favored clients to market time in PBHG Funds. In exchange for allowing these favored few to market time in PBHG Funds and to profit handsomely therefrom, PBHG would receive long-term investments from the market timers in funds which prohibited market timing activity. *See infra* ¶ 36. Because these so called "sticky assets" could not be market timed, they provided a secure fund from which PBHG would receive a steady flow of

management fees. At no time did PBHG disclose that it was receiving this additional compensation from the market timers for allowing the timing of the PBHG Funds.

57. This additional source of compensation was neither presented to the Board of Trustees for initial approval or to the shareholders for a final vote. Without this material information, the advisory fee schedule, which was sought and eventually approved by the Board, was grossly inaccurate since it failed to take into consideration this additional source of revenue which was paid by the PBHG Funds for investment advisory services that PBHG was already providing.

58. By failing to disclose this additional source of compensation, defendants not only breached their fiduciary obligations as to the proper amount of their compensation but also violated the requirements of the ICA by filing a false and misleading proxy statement.

COUNT I

(Violation of § 36(b) of the ICA)

59. Plaintiff incorporates by reference the preceding paragraphs.

60. Although this cause of action is brought for the benefit of PBHG Growth Fund, plaintiff brings it directly as a shareholder under ICA § 36(b), 15 U.S.C. § 80a-35(b).

61. Section 36(b) creates a fiduciary duty on the part of all investment advisors, for the benefit of the funds they manage, in connection with the advisors' receipt of fees. This duty applies not only to the terms of the advisory fee agreements, but also to the manner in which advisors seek approval of such agreements. Thus, among other things, § 36(b) prohibits advisors from soliciting the approval of any advisory agreement from a fund board by use of false or misleading information, or by failing to disclose information material to the board's decision regarding their compensation. Information concerning conflicts of interest is particularly important to the funds and to their independent directors.

62. ICA § 36(b), 15 U.S.C. § 80a-35(b), creates a private right of action for all fund shareholders to enforce these duties in a direct action, even though the direct beneficiary of such an action is the fund itself.

63. By permitting, condoning and not disclosing the fact that shares of PBHG Funds were being market timed by senior PBHG portfolio managers, and that favored clients were being allowed to time many of these funds systematically, PBHG breached its fiduciary duties with respect to the receipt of compensation for services to PBHG Growth Fund and in contravention of the ICA § 36(b), 15 U.S.C. §§ 80a-35(b).

COUNT II

(Violation of § 20(a) of the ICA)

64. Plaintiff incorporate by reference the preceding paragraphs.

65. Although this cause of action is brought for the benefit of the PBHG Growth Fund, plaintiff also bring this cause of action directly, as a shareholder, under § 20(a) of the ICA, 15 U.S.C. § 80(a)-20(a).

66. Section 20(a) of the ICA requires that all proxy statements issued must comply with the proxy rules issued by the Securities and Exchange Commission. SEC Rules prohibit misstatements of material facts and failures to disclose facts that render misleading the information that was actually disclosed.

67. Section 15(a) of the ICA, 15 U.S.C. § 80(a)-15(a), requires that all investment advisory agreements contain a precise description of all compensation to be paid thereunder and must be approved, initially, by a majority of fund shareholders, and that extensions of such agreements must be approved either by the directors or by the shareholders.

68. PBHG sought approval of the investment advisory agreements for the PBHG Funds, including PBHG Growth Fund, from the shareholders of the funds by issuing a proxy statement to them on December 18, 2000. The proxy statement failed to disclose the rampant, systematic market timing transactions that were taking place within the PBHG Funds and PBHG Growth Fund. Those market timing transactions served as additional compensation for PBHG which was not disclosed in the agreement or the proxy statement. By soliciting approval through a false and misleading proxy statement PBHG violated SEC rules and § 20(a) of the ICA.

WHEREFORE, plaintiff prays for judgment as follows:

A. Rescinding and/or voiding the investment advisory agreement between PBHG Growth Fund and PBHG;

B. Returning the advisory fees paid by PBHG Growth Fund to PBHG;

C. Awarding damages for violating sections 15(a) and 20(a) of the ICA.

D. Awarding plaintiff her costs and expenses for this litigation, including reasonable attorneys' fees and other disbursements; and

E. Awarding plaintiff such other and further relief as may be deemed just and proper under the circumstances.

JURY DEMAND

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, plaintiff hereby demand a trial by jury as to all issues so triable.

Dated: Philadelphia, Pennsylvania
December 4, 2003

Respectfully submitted,

INNELLI AND MOLDER

By: [signature]

John F. Innelli
325 Chestnut St., Ste 903
Philadelphia, PA 19106
T: (215) 627-3394
F: (215) 627-3397

Stanley M. Grossman
H. Adam Prussin
Ronen Sarraf
POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS LLP
100 Park Avenue, 26th Floor
New York, New York 10017
T: (212) 661-1100
F: (212) 661-8665

Richard J. Vita
LAW OFFICES OF RICHARD J. VITA, P.C.
77 Franklin Street, Suite 300
Boston, Massachusetts 02110
T: (617) 426-6566
F: (617) 357-1612

Attorneys for Plaintiff

Court of Common Pleas of Philadelphia County
Trial Division
Civil Cover Sheet

For Prothonotary Use Only (Docket Number)
JANUARY 2004 002720

PLAINTIFF'S NAME Robert J. Gordon	DEFENDANT'S NAME PBHG Funds Services
PLAINTIFF'S ADDRESS 13 Cohawney Road Scarsdale, NY 10583	DEFENDANT'S ADDRESS 1515 Market Street, Suite 1210 Philadelphia, PA 19102
PLAINTIFF'S NAME	DEFENDANT'S NAME Pilgrim Baxter & Associates, Ltd.
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS 1400 Liberty Ridge Drive Wayne, PA 19087
PLAINTIFF'S NAME	DEFENDANT'S NAME Gary L. Pilgrim
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS 121 Mine Road Malvern, PA 19312

TOTAL NUMBER OF PLAINTIFFS	TOTAL NO. OF DEFENDANTS	COMMENCEMENT OF ACTION
1	4	☑ Complaint ☐ Petition Action ☐ Notice of Appeal ☐ Writ of Summons ☐ Transfer From Other Jurisdictions

AMOUNT IN CONTROVERSY	COURT PROGRAMS
☐ $50,000.00 or less ☑ More than $50,000.00	☐ Arbitration ☐ Mass Tort ☐ Commerce ☐ Settlement ☑ Jury ☐ Savings Action ☐ Minor Court Appeal ☐ Minors ☐ Non-Jury ☐ Petition ☐ Statutory Appeals ☐ W/D/Survival ☐ Other:

CASE TYPE AND CODE (SEE INSTRUCTIONS)

1C

STATUTORY BASIS FOR CAUSE OF ACTION (SEE INSTRUCTIONS)

N/A

RELATED PENDING CASES (LIST BY CASE CAPTION AND DOCKET NUMBER)

IS CASE SUBJECT TO COORDINATION ORDER?

Yes	No
☐	☑
☐	☑
☐	☑

RECEIVED SHERIFF'S OFFICE CHESTER COUNTY, PA.
2004 JAN 27 AM 10:43

TO THE PROTHONOTARY:

Kindly enter my appearance on behalf of Plaintiff/Petitioner/Appellant:

Papers may be served at the address set forth below.

NAME OF PLAINTIFF'S/PETITIONER'S/APPELLANT'S ATTORNEY Ira Neil Richards, Esquire	ADDRESS (SEE INSTRUCTIONS) 226 W Rittenhouse Square Philadelphia, PA 19103
PHONE NUMBER (215) 731-9004 / FAX NUMBER (215) 731-9044	
SUPREME COURT IDENTIFICATION NO. 50,879	E-MAIL ADDRESS ira@trrlaw.com
SIGNATURE [signature]	DATE 1/22/04

Court of Common Pleas of Philadelphia County
Trial Division
Civil Cover Sheet

For Prothonotary Use Only (Docket Number)

JANUARY 2004 002720

PLAINTIFF'S NAME	DEFENDANT'S NAME
Robert J. Gordon	Harold J. Baxter
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS 1054 South Leopard Road Berwyn, PA 19312
PLAINTIFF'S NAME	DEFENDANT'S NAME Does 1 through 20
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS
PLAINTIFF'S NAME	DEFENDANT'S NAME
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS

TOTAL NUMBER OF PLAINTIFFS	TOTAL NO. OF DEFENDANTS	COMMENCEMENT OF ACTION
1	4	☑ Complaint ☐ Petition Action ☐ Notice of Appeal ☐ Writ of Summons ☐ Transfer From Other Jurisdictions

AMOUNT IN CONTROVERSY
☐ $50,000.00 or less
☑ More than $50,000.00

COURT PROGRAMS
☐ Arbitration ☐ Mass Tort ☐ Commerce ☐ Settlement
☑ Jury ☐ Savings Action ☐ Minor Court Appeal ☐ Minors
☐ Non-Jury ☐ Petition ☐ Statutory Appeals ☐ W/D/Survival
☐ Other: ____

CASE TYPE AND CODE (SEE INSTRUCTIONS)

1C

STATUTORY BASIS FOR CAUSE OF ACTION (SEE INSTRUCTIONS)

N/A

RELATED PENDING CASES (LIST BY CASE CAPTION AND DOCKET NUMBER)

IS CASE SUBJECT TO COORDINATION ORDER?

Yes	No
☐	☑
☐	☑
☐	☑

TO THE PROTHONOTARY:

Kindly enter my appearance on behalf of Plaintiff/Petitioner/Appellant:

Papers may be served at the address set forth below.

NAME OF PLAINTIFF'S/PETITIONER'S/APPELLANT'S ATTORNEY	ADDRESS (SEE INSTRUCTIONS)
Ira Neil Richards, Esq.	226 W. Rittenhouse Square Philadelphia, PA 19103
PHONE NUMBER (215) 731-9004 / FAX NUMBER (215) 731-9044	
SUPREME COURT IDENTIFICATION NO. 50,879	E-MAIL ADDRESS ira@trrlaw.com
SIGNATURE	DATE

ATTEST
JAN 2 2 2004
S. WULKO
PRO. PROTHY

JURY FEE PAID

TRUJILLO RODRIGUEZ & RICHARDS, LLC
Ira Neil Richards, Esquire
Identification No. 50879
Gary M. Goldstein, Esquire
Identification No. 81225
The Penthouse
226 W. Rittenhouse Square
Philadelphia, PA 19103
(215) 731-9004
(215) 731-9044 (Fax)

JURY TRIAL DEMANDED
AN ASSESSMENT OF DAMAGES HEARING IS REQUIRED
THIS IS NOT AN ARBITRATION CASE.

Attorneys for Plaintiff
Robert J. Gordon

JURY FEE PAID

ROBERT J. GORDON 13 Cohawney Road Scarsdale, New York 10583	COURT OF COMMON PLEAS PHILADELPHIA COUNTY
Plaintiff,	CIVIL TRIAL DIVISION
v.	JANUARY 2004 TERM, 2004
PBHG FUNDS SERVICES 1400 Liberty Ridge Drive Wayne, Pennsylvania, 19087	NO. 002[illegible]
	CLASS ACTION COMPLAINT
PILGRIM BAXTER & ASSOCIATES, LTD. 1400 Liberty Ridge Drive Wayne, Pennsylvania, 19087	
GARY L. PILGRIM 121 Mine Road Malvern, PA 19355-9656	
HAROLD J. BAXTER 1054 South Leopard Road Berwyn, PA 19312	
and	

2004 JAN 27 AM 10:43
RECEIVED
SHERIFF'S OFFICE
CHESTER COUNTY, PA.

DOES 1 THROUGH 20 inclusive, :

:

Defendants. :

COMPLAINT - CLASS ACTION
(CONTRACT - 1-C)

NOTICE

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action with twenty (20 days) after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and judgment may be entered against you by the court with further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

You should take this paper to your lawyer at once. If you do not have a lawyer or cannot afford one, go to or telephone the office set forth below to find out where you can get legal help.

Philadelphia Bar Association
Lawyer Referral
And Information Service
One Reading Center
Philadelphia, Pennsylvania, 19107
(215) 238-1701

AVISO

Le han demandado a usted en la corte. Si usted quiere defenderse de estas demandas expuestas en las paginas siguientes, usted tiene veinte (20) dias de plazo al partir de la fecha de la demanda y la notificacion. Hace falta asentar una comparencia escrita o en persona o con un abogado y entregar a la corte en forma escrita sus defensa o sus objeciones a las demandas en contra de su persona. Sea avisado que si usted no se defiende, la corte tomara medidas y puede continuar la demanda en contra suya sin previo aviso o notificacion. Ademas, la corte puede decidir a favor del demandante y requiere que usted cumpla con todas las provisiones de esta demanda. Usted puede perer dinero o sus propiedades u otros derechos importantes para usted.

Lleva esta demanda a un abogado inmediatamente. Si no tiene abogado o si no tiene el dinero suficiente de pagar tal servicio. Vaya en persona llame por telefono a la oficina cuya direccion se encuentra escrita abajo para averiguar donde se puede consequir asistencia legal.

Asociacion de Licenciados
De Filadelfia
Servicio de Referencia e
Informacion Legal
One Reading Center
Filadelfia, Pennsylvania 19107
(215) 238-1701

NOTICE TO PLEAD
TO: Defendant
You are hereby notified to file a written response to the enclosed complaint within twenty (20) days from the date of service hereof or a judgment may be entered against you.

____
Attorneys for Plaintiff

TRUJILLO RODRIGUEZ & RICHARDS, LLC
Ira Neil Richards, Esquire
Identification No.50879
Gary M. Goldstein, Esquire
Identification No. 81225
The Penthouse
226 W. Rittenhouse Square
Philadelphia, PA 19103
(215) 731-9004
(215) 731-9044 (Fax)

JURY TRIAL DEMANDED

AN ASSESSMENT OF DAMAGES HEARING IS REQUIRED
THIS IS NOT AN ARBITRATION CASE

Attorneys for Plaintiff
Robert J. Gordon

ROBERT J. GORDON, on behalf of himself and all others similarly situated,	COURT OF COMMON PLEAS
	PHILADELPHIA COUNTY
Plaintiff,	CIVIL TRIAL DIVISION
v.	
PBHG FUNDS SERVICES, PILGRIM BAXTER & ASSOCIATES, LTD., GARY L. PILGRIM, HAROLD J. BAXTER and DOES 1 THROUGH 20 inclusive,	____________ TERM, 2004
	No. __________________
	CLASS ACTION
Defendants.	

COMPLAINT – CLASS ACTION
(CONTRACT – 1C)

PRELIMINARY STATEMENT

1. This action relates to the misconduct on the part of the Pilgrim Baxter group of companies, and its officers, in connection with mutual funds offered to the American public under the PBHG brand. Mutual fund investments have one paramount feature– they are vehicles for long-term investments, not for short-term trading. Mutual fund companies generally prohibit or severely restrict short-term trading in fund shares. In an egregious breach of their duties to investors, beginning from at least March 2000 and continuing through September, 2003, defendant Pilgrim Baxter companies engaged in misconduct that undermines the integrity of the $7 trillion mutual fund industry. The Defendants engaged in a scheme, which allowed certain favored financial institutions to engage in short-term trading, or "market timing" in Pilgrim Baxter mutual funds. Among the favored institutions that were allowed to conduct market timing was a Limited Partnership in which Gary L. Pilgrim, a principle of the Pilgrim Baxter group of companies, held a majority investment interest. Another such favored institution was a broker-dealer run by a close personal friend of Harold Baxter, also a principal of the Pilgrim Baxter group of companies.

2. These practices disadvantaged long-term investors such as the Plaintiff. It has long been recognized that excessive short-term "in and out" trading or "Market Timing" is harmful to mutual fund investors who generally place money in mutual funds as a long-term investment. Mutual fund companies typically monitor market timing and work to prevent it. Nonetheless, Defendants gave certain clients a "pass" and looked the other way rather than stop the short-term trading.

PARTIES

3. Plaintiff Robert J. Gordon is a holder of mutual funds in the PBHG Family of Funds. Plaintiff purchased 329.056 shares of the PBHG Select Growth Fund on January 18, 2000. Plaintiff resides at 13 Cohawney Road, Scarsdale, New York 10583.

4. Defendant PBHG Funds Services ("PBHG FUNDS"), formerly known as The PBHG Funds, Inc., is a Pennsylvania corporation with its principal place of business located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania, 19087, and its registered agent for the acceptance of service, CT Corporation Systems, located at 1515 Market Street, Suite 1210, Philadelphia, Pennsylvania, 19102. PBHG FUNDS offers and sells numerous mutual funds, such as the PBHG Growth Fund, The PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Large Cap 20 Fund, PBHG Mid-Cap Fund, and the PBHG Small Cap Fund (these and other mutual funds offered by PBHG FUNDS are hereinafter collectively referred to as the "PBHG Family of Funds"), to the American public, including to investors in Philadelphia County.

5. Defendant Pilgrim Baxter & Associates, Ltd. ("PILGRIM BAXTER ADVISORS") is a Delaware company, qualified to do business under the laws of the Commonwealth of Pennsylvania, with its principal place of business and registered agent for the acceptance of service located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania, 19087. PILGRIM BAXTER ADVISORS is the investment adviser to the PBHG Family of Funds.

6. Defendant Gary L. Pilgrim ("PILGRIM") was formerly the President of PBHG FUNDS, the President and Director of PILGRIM BAXTER ADVISORS, and chief portfolio manager of mutual funds such as the PBHG Growth Fund, PBHG Technology & Communications Fund and PBHG Core Growth Fund, which are a part of the PBHG Family of

Funds. PILGRIM resigned from these positions in November 2003. PILGRIM resides at 121 Mine Road, Malvern, Pennsylvania 19355-9656.

7. Defendant Harold J. Baxter ("BAXTER") was the Chairman of the Board and Trustee of PBHG FUNDS and Chairman, Chief Executive Officer, and a director of PILGRIM BAXTER ADVISORS. BAXTER resigned from these positions in November 2003. BAXTER resides 1054 South Leopard Road, Berwyn, Pennsylvania, 19312-2027.

8. Plaintiff has no current knowledge of the true names of defendants sued as Does 1 through 20 inclusive ("Doe Defendants") and, therefore, sues these Doe Defendants by such fictitious names. Plaintiff will seek leave of the Court to further amend this Complaint to allege their true names and capacities when they are ascertained. Plaintiff alleges that each of these Doe Defendants is responsible in some manner for the acts and occurrences alleged herein, and that Plaintiff's damages were caused by such Doe Defendants.

JURISDICTION

9. This Court has personal jurisdiction over this action pursuant to 42 Pa.C.S.A.§ 5301(a) and 5322, and because Defendants' contacts with the Commonwealth of Pennsylvania are sufficient under the Constitution of the United States, and because Defendants are registered to do business in the Commonwealth of Pennsylvania. This Court has personal jurisdiction over Defendant PBHG FUNDS pursuant to 42 Pa.C.S.A.§5301(a)(2)(i), (ii), and (iii). This Court has personal jurisdiction over Defendants PILGRIM and BAXTER pursuant to 42 Pa.C.S.A.§ 5301(a)(1)(ii). This Court has personal jurisdiction over Defendant PILGRIM BAXTER ADVISORS pursuant to 42 Pa.C.S.A.§5301(a)(2)(i), (ii), (iii), and 5322(a) and (b). Furthermore, personal jurisdiction is otherwise proper because, inter alia, each Defendant carries on a continuous and systematic part of its general business within the Commonwealth of

Pennsylvania and conducts, transacts, and engages in business within the Commonwealth of Pennsylvania, and the causes of action alleged in this Complaint arise out of Defendants' business contacts within the Commonwealth of Pennsylvania.

10. The claims asserted in this Complaint are brought under the laws of the Commonwealth of Pennsylvania.

11. Venue in Philadelphia County is proper, pursuant to Pennsylvania Rules of Civil Procedure 2179(a)(1)-(4), and 1006(a) and (c), because, inter alia, Defendant PBHG FUNDS' registered agent for the acceptance of service is located in Philadelphia County, Defendants PBHG FUNDS and PILGRIM BAXTER ADVISORS regularly conduct business in Philadelphia County, the cause of action arose in Philadelphia County, and/or Plaintiff's cause of action arose out of a transaction or occurrence that took place in Philadelphia County.

12. This is not an arbitration matter because the damages are in excess of the arbitration limit.

FACTUAL ALLEGATIONS

13. According to the Investment Company Institute, the mutual fund industry's main trade group, approximately 95 million investors own shares in 8,000 mutual funds. These pools of shared investments such as those within the PBHG Family of Funds are the primary vehicles by which middle-class Americans participate in the stock and bond markets. Mutual funds are vital to the capital markets because they are a vehicle for the flow of long-term capital to businesses and industry. The overwhelming majority of investors place funds in mutual funds for the long term. PBHG FUNDS states in its prospectus that "The Fund offered by this Prospectus is generally designed for long-term investors, such as those saving for retirement, or

investors that want a fund that seeks to outperform the market in which it invests over the long-term."

14. The value of a share or unit in a mutual fund, such as those in the PBHG Family of Funds, is referred to as the "Net Asset Value" ("NAV"). The NAV is supposed to be determined once a day on the basis of the combined value of cash and the closing prices of the securities held in a given mutual fund's portfolio, divided by the number of shares or units held by investors as of the close of trading on the regulated U.S. stock exchanges on any given day. Investments in mutual funds are made or redeemed for cash on the basis of the NAV of the fund computed after the regulated U.S. stock exchanges close for trading on any given day. Orders for mutual fund shares placed before the close of the market, generally at 4 p.m. Eastern Time, are supposed to be priced at the NAV calculated on that day, while orders received after 4 p.m. are supposed to be priced at the next day's NAV.

15. As an industry practice, mutual fund companies and mutual fund investment managers prohibit or restrict "market timing" or short-term trading in mutual funds. "Market Timing" involves short-term, "in and out" trading of mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly to take advantage of arbitrage opportunities.

16. Consequently, as an industry practice, mutual fund companies often maintain policies and procedures to detect and prevent timing, such as imposing early redemption fees or exercising discretion to cancel timers' purchases. Generally, mutual funds have employees who police and ferret out "timers" and put a stop to their short-term trading activity. Market timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental

effect, mutual fund prospectuses, including the prospectuses of the PBHG Family of Funds, typically state that market timing is monitored and that the mutual fund company and investment managers will work to prevent it. From 1996 to the present, the prospectus of the PBHG Family of Funds has restricted "in and out" trading and limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.

17. Market timers can use mutual funds to generate quick profits by rapidly trading in and out of certain mutual funds. Typically, these "market timers" seek to capitalize on "stale" fund prices and price discrepancies involving, for example, international equity funds.

18. For example, with respect to certain international equity mutual funds, there are certain inefficiencies in the way the NAV of the funds are set. International markets close earlier than 4:00 p.m. EST. Mutual funds generally price their NAVs on the closing market prices, wherever that market is. Sometimes, this results in old or "stale" NAVs for international mutual funds because the NAV prices do not necessarily reflect the fair value of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the American mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that may cause the Japanese market to predictably rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a market-timer who buys a fund holding Japanese stock at the "stale" price is

virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage."

19. A similar type of market timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

20. The gains that market timers make by exploiting the pricing inefficiencies do not come without a price. In a study of international mutual funds, researchers found that "the dilution impact has brought about a net wealth transfer from passive shareholders to active traders in international funds in excess of $420 million over a 26-month period." (Jason T. Greene and Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, J. Fin. Econ. (2001) p. 20). Other researchers have found that "NAV arbitrage is a widespread problem and the resulting dilution of long-term shareholders has roughly doubled since 1998-99 to over $4 billion per year." (Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Research Paper No. 1749 (Oct. 2002) p.35). In addition, market timing activity and short-term trading impose "other direct and indirect costs of the mutual fund, such as processing fees, increased cash holdings, and transaction costs." (Greene & Hodges, p.2, summarizing findings of Edelen (1999)).

21. PBHG FUNDS was aware of the detrimental effects of market timing/short-term trading on long-term investors, as evidenced by a PBHG FUNDS anti-market timing policy document of June 16, 1998, which states:

> Effective immediately, the PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder

> that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders. Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

22. Nonetheless, PBHG FUNDS and PILGRIM BAXTER ADVISORS, with the knowledge and consent of PILGRIM and BAXTER, allowed certain accounts to engage in market timing activity. PILGRIM, BAXTER, PBHG FUNDS and PILGRIM BAXTER ADVISORS also allowed certain accounts in which PILGRIM held a beneficial interest to market time certain funds in the PBHG Family of Funds.

23. According to a complaint filed by the New York Attorney General, "an internal PBHG 'Timer Activity Summary' reflects that as of April 20, 2001, investments by entities engaged in market timing activities reached: (i) in excess of $385 million in the PBHG Growth Fund, comprising nearly 11% of the assets of the fund; (ii) in excess of $91 million in the PBHG Technology & Communications Fund, comprising nearly 7.5% of the fund's assets; and (iii) $53 million in the PBHG Emerging Growth Fund, comprising nearly 8% of the fund's assets. By July 12, 2001, timer assets in the PBHG Growth Fund had ballooned to more than $466 million, or nearly 14% of the fund assets."

24. According to a compliant filed by the Securities and Exchange Commission ("SEC"), one entity allowed to engage in the market timing of certain PBHG Funds, the Appalachian Trails Limited Partnership ("Appalachian"), was formed in 1995 by Michael Christiani, PILGRIM and his wife and one additional individual. On March 1, 1995, PILGRIM and his wife made an initial investment of $1,057,000 in Appalachian. They were two of the

three original limited partners in Appalachian. Over time, PILGRIM and his family members substantially increased their investment in Appalachian.

25. Appalachian is a private investment partnership, which maintained hedge fund accounts under the name of "Appalachian Trails" at PBHB FUNDS. Appalachian's trading strategy involved market timing of mutual funds using a variety of sophisticated computer models and other methodologies. Christiani identified the PBHG Growth Fund as a suitable candidate for engaging in such short-term trading activity and, in March 2000, Christiani asked PILGRIM for permission to invest through Appalachian in that fund, and other funds in the PBHG Family of Funds. At that time, PILGRIM was the portfolio manager for the PBHG Growth Fund, PBHG's largest fund and was also an investor in Appalachian. PILGRIM discussed the request with BAXTER who, with the knowledge that PILGRIM was personally invested in Appalachian, approved Appalachian's request to conduct market timing in mutual funds in the PBHG Family of Funds, such as the PBHG Growth Fund and the PBHG Technology & Communications Fund.

26. Beginning in March 2000, Appalachian actively engaged in short-term trading of the PBHG Fund. Appalachian traded primarily between the PBHG Growth Fund, which held equity securities, and the PBHG Cash Reserves Fund, a money market fund that held a fixed income portfolio. Between March and December 2000, Appalachian executed 54 exchanges between either the PBHG Growth Fund or the PBHG Select Growth Fund, and the PBHG Cash Reserves Fund. The average short-term trade, or "round trip," had a duration of 2.24 days and had an asset value of more than $25 million. Between January 2001 and December 2001, the Appalachian account executed 66 exchanges between the PBHG Growth Fund, the PBHG Technology and Communications Fund, the PBHG Select Equity Fund, or the PBHG Large Cap

20 Fund, and the PBHG Cash Reserves Fund. The average short-term trade had a duration of 2.4 days, and had an asset value of more than $40 million.

27. Appalachian's funds always remained within the PBHG Family of Funds, thereby allowing PILGRIM BAXTER ADVISORS to continue to earn management fees on those assets. From March 2000 through December 2001, PILGRIM BAXTER ADVISORS collected management fees of approximately $690,000 from the handling of Appalachian's account.

28. In late 2000, after permitting Appalachian to market time the PBHG Family of Funds, PILGRIM increased his investment in Appalachian from $11.5 million to $18 million, which represented 35 percent of Appalachian's assets. By the end of 2001, PILGRIM's investment had increased to $28 million, which represented 45 percent of Appalachian's assets. This amount included at least $8 million in additional funds invested by PILGRIM during those two years.

29. Upon information and belief, during 2000 and 2001, Appalachian realized approximately $13 million in profits from its trading activity in the PBHG Family of Funds. PILGRIM'S share of Appalachian's profits during that time was approximately $3.9 million. In contrast, the PBHG Growth Fund, in which Appalachian primarily conducted its short-term trading, reported losses of nearly 23 percent and 34 percent in 2000 and 2001, respectively.

30. Defendants also gave similar market timing permission to the Wall Street Discount Corporation ("WSDC"), a broker-dealer run by Alan Lederfeind, a close personal friend of Defendant BAXTER. According to a June 22, 1998 memorandum addressed to BAXTER:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging between funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange

> and/or telephone purchase privileges revoked . . . Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of these [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfiend's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds . . .

31. According to the New York complaint, "Lederfiend introduced at least one of his market timing clients to defendant BAXTER and suggested that the timer make a 'sticky asset' investment in a new PBHG fund that was being launched." Sticky assets are investments made by a market timer in a fund not being timed in order to inflate assets under management, which are used to calculate management fees.

32. In July 2001, PILGRIM BAXTER ADVISORS and PBHG FUNDS officials met to discuss the disruptive effects of market timers in the PBHG Family of Funds. They determined that, in light of the volatility of the stock market, the market timing activity had become a serious problem and needed to be prohibited. As of July 2001, PBHG FUNDS and PILGRIM BAXTER ADVISORS identified approximately 28 known market timers. In July 2001, PBHG FUNDS and PILGRIM BAXTER ADVISORS purportedly told Appalachian that it would have to reduce its allowable market timing capacity from $63 million to $50 million and, similarly, told WSDC that it would have to reduce its allowable market timing capacity from $537million to $250 million.

33. In August 2001, PBHG FUNDS and PILGRIM BAXTER ADVISORS began informing known and suspected market timers that they would no longer be able to engage in exchanges or other short-term trading activities in the PBHG Family of Funds. While PBHG FUNDS and PILGRIM BAXTER ADVISORS suspended the trading privileges of certain market timers in 2001, exceptions were continuously granted to Appalachian and WSDC. According to an August 16, 2001 email:

> PBHG Funds had made a decision to not allow market timers to trade in the PBHG Family of Funds. PBHG constitutes market timing to be more than 3 trades in and out of an equity fund within a calendar year. PBHG has identified that the below Investec Ernst and Company accounts to have shown [sic] a recent history of market timing.... These accounts have been suspended from trading with PBHG. PBHG is asking Investec Ernst and Company to stop all market timing activity. The only exception to this request is Wall Street Discount, they may continue to trade freely....

34. Appalachian and WSDC were allowed to continue their market timing activities. These two accounts represented more than 50 percent of the assets being timed through the PBHG Family of Funds by the approximately 28 known timers.

35. According to a December 8, 2001 email from a PILGRIM BAXTER ADVISORS' timing "police:"

> What I am trying to get here is a picture of the timers using our funds. I estimate that there is about $500-$600 million of money that moves between the Cash and Equity Funds frequently. It can be tied to only a few accounts.

36. Several WSDC customers market timed the PBHG Family of Funds through WSDC. From as early as 1998 and as recently as September 2003, BAXTER deliberately and repeatedly provided PBHG Family of Funds portfolio holdings, which were thirty days stale, to his personal friend Alan Lederfeind. These portfolio holdings constituted material, nonpublic information. Lederfeind, in turn, passed this information to WSDC customers. These customers used the PBHG Family of Funds' portfolio information to market time the PBHG Family of Funds and to exercise hedging strategies through other financial and brokerage institutions.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action as a class action on his own behalf and on behalf of all persons who were holders of shares of mutual funds in the PBHG Family of Funds during the period March 2000 through September 2003. Excluded from the Class are Defendants, the officers and directors of Defendants and members of their immediate families and entities in which they have a controlling interest, as well as those investors who were permitted by any of Defendants to engage in timing of any of the mutual funds in the Funds Family.

38. This action may be properly maintained as a Pennsylvania class action pursuant to Pennsylvania Rules of Civil Procedure 1702, 1708, and 1709.

39. The members of the Class are so numerous and are widely dispersed throughout the nation such that joinder of all members is impracticable.

40. Plaintiff's claims and defenses are typical of the claims or defenses of the entire Class because, inter alia, all claims are based on the same legal theories and remedies. Plaintiff and all members of the Class sustained damages as a result of Defendants' wrongful conduct complained of herein. Furthermore, Plaintiff's position is sufficiently aligned with the interests of the Class as a whole so that pursuit of his own interests will address the interests of the Class as a whole.

41. Plaintiff will fairly and adequately assert and protect the interests of the members of the Class because, inter alia, (a) Plaintiff is represented by experienced class action counsel who will adequately represent the interests of the Class and who are well-prepared to vigorously and competently litigate this action on behalf of the class; (b) Class counsel is experienced in class action securities litigation; (c) Plaintiff and his counsel are free of any conflict of interest that prevents them from pursuing this action on behalf of the Class; (d) Class counsel has

adequate financial resources to assure that the interests of the class will not be harmed; and (e) Plaintiff has no interests that are adverse or antagonistic to those of the Class.

42. The Defendants' conduct with respect to Plaintiff raises questions of law or fact that are common to the entire Class, including, inter alia:

a. Whether Defendants allowed certain favored investors and officers to engage in market timing of mutual funds in the PBHG Family of Funds.

b. Whether Defendants conspired with each other to allow favored investors to engage in timing.

c. Whether PBHG FUNDS and PILGRIM BAXTER ADVISORS breached their fiduciary duties owed to Plaintiff and the Class.

d. Whether PBHG FUNDS breached their contract as contained in prospectuses with Plaintiff and the Class.

e. Whether PILGRIM and BAXTER conspired with PBHG FUNDS and PILGRIM BAXTER ADVISORS to breach the fiduciary duties owed to the Class.

f. Whether PILGRIM and BAXTER tortiously interfered with Plaintiff's contract with PBHG FUNDS.

g. Whether the Class members were damaged and the appropriate measure of damages.

h. Whether Defendants acted in a willful or wanton manner justifying an award of punitive damages.

43. A class action provides a fair and efficient method for adjudication of the controversy because, inter alia,

a. The previously mentioned common questions of law and fact predominate over any questions affecting Plaintiff or any individual member of the Class;

b. All class members are easily identifiable through Defendants' records and computer files, and no foreseeable difficulties in the management of this action as a class action exists;

c. The monetary damages sought on behalf of the Class are readily calculated and attributable to class members;

d. The injunctive relief sought on behalf of the Class is easily administered and enforceable;

e. Maintenance of the instant litigation as a class action, rather than the prosecution of separate actions by or against individual members of the Class, protects against the risks of inconsistent or varying adjudications that might result if individual members of the Class were to commence independent actions in various courthouses throughout the Commonwealth;

f. The prosecution of separate actions by or against individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would confront Defendants, the party opposing the Class, with incompatible standards of conduct;

g. The prosecution of separate actions by or against individual members of the Class would create the risk of adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interests;

h. Plaintiffs are not aware of any pending state court litigation commenced by or against the Class members concerning the issues raised in this action;

i. Because Defendants regularly conduct business in Philadelphia, this Court is an appropriate forum for the litigation of the claims of the entire Class;

j. The complexities of the issues and the expense of litigating the separate claims of individual Class members are insufficient in amount to support separate actions and weigh in favor of class certification. For example, in the instant action, Plaintiff will seek and present evidence concerning Defendants' misconduct in connection with mutual funds offered to the American public under the PBHG brand. The gathering and presentation of such evidence in multiple proceedings would be inefficient, redundant, and unjustifiably expensive. The class action device, when compared to multiple proceedings, presents far fewer management difficulties and provides the benefits of unitary adjudication, economies of scale, and comprehensive supervision by a single court. Concentrating this litigation in one forum promotes judicial economy and efficiency and promotes parity among the claims of individual Class members as well as judicial consistency. Thus, the conduct of this action as a class action conserves the resources of the parties and the court system, protects the rights of each Class member, and meets all due process requirements as to fairness to the Defendants. Adequate notice of this class action can be provided to the Class members by print, broadcast, internet, and multimedia publication, and through direct mail to Defendants mutual fund clients;

k. Because the damages sustained by individual Class members are relatively small compared to the resources of Defendants and the costs of individual litigation, it is impracticable and unrealistic for individual Class members to independently pursue litigation against Defendants in order to vindicate their rights;

l. The amount of money and other relief that may be recovered by individual Class members will be of a sufficient amount, in relation to the to the expense and effort of administering this action, as to justify a class action; and

m. Defendants has acted or refused to act on grounds generally applicable to the Class, thereby making final equitable relief appropriate with respect to the Class.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FIRST CAUSE OF ACTION
(BREACH OF FIDUCIARY DUTY)
(Against all Defendants)

45. Plaintiffs incorporate by reference herein the allegations in paragraphs 1 through 44 above.

46. A fiduciary relationship exists between Plaintiff and other investors in the PBHG Family of Funds, on the one hand, and PBHG FUNDS, on the other hand, as PBHG FUNDS has a duty to act for the benefit of all who invest in the PBHG Family of Funds.

47. Plaintiff and other investors in the PBHG Family of Funds reposed a special confidence and trust in PBHG FUNDS, as they do not deal with each other on equal terms because Plaintiff and other investors in the PBHG Family of Funds justifiably place trust in, and depend on, PBHG FUNDS to manage the PBHG Family of Funds with reasonable care and skill.

48. PBHG FUNDS owed a fiduciary duty to Plaintiff and other investors in PBHG Family of Funds to use reasonable care and skill in operating the PBHG Family of Funds. PBHG FUNDS owed a duty of loyalty and candor to Plaintiff and other investors in the PBHG Family of Funds. As a part of its fiduciary duty to Plaintiff and the Class, PBHG FUNDS also owed a duty to ensure their representations regarding timing were true and actions were taken to protect long-term holders of mutual fund shares in the PBHG Family of Funds from timing. PBHG FUNDS breached its fiduciary duties in allowing Appalachian and Wall Street Discount and others to conduct timed trading of the PBHG Family of Funds.

49. A fiduciary relationship exists between Plaintiff and other investors in the PBHG Family of Funds, on the one hand, and PILGRIM BAXTER ADVISORS, on the other hand, as PILGRIM BAXTER ADVISORS has a duty to act for the benefit of all who invest in the PBHG Family of Funds.

50. Plaintiff and other investors in the PBHG Family of Funds reposed a special confidence and trust in PILGRIM BAXTER ADVISORS, as they do not deal with each other on equal terms because Plaintiff and other investors in the PBHG Family of Funds justifiably place trust in, and depend on, PILGRIM BAXTER ADVISORS to manage the PBHG Family of Funds with reasonable care and skill.

51. PILGRIM BAXTER ADVISORS owed a fiduciary duty to Plaintiff and other investors in the PBHG Family of Funds to use reasonable care and skill in managing the PBHG

Family of Funds. PILGRIM BAXTER ADVISORS owed a duty of loyalty and candor to Plaintiff and other investors in the PBHG Family of Funds. PILGRIM BAXTER ADVISORS breached its fiduciary duty in allowing Appalachian and Wall Street Discount and others to conduct timed trading and placing its own financial interests above those of Plaintiff and other investors in the PBHG Family of Funds.

52. A fiduciary relationship exists between Plaintiff and other investors in the PBHG Family of Funds, on the one hand, and Defendants PILGRIM and BAXTER, on the other hand, as Defendants PILGRIM and BAXTER have a duty to act for the benefit of all who invest in the PBHG Family of Funds.

53. Plaintiff and other investors in the PBHG Family of Funds reposed a special confidence and trust in Defendants PILGRIM and BAXTER, as they do not deal with each other on equal terms because Plaintiff and other investors in the PBHG Family of Funds justifiably place trust in, and depend on, Defendants PILGRIM and BAXTER to manage the PBHG Family of Funds with reasonable care and skill.

54. Defendants PILGRIM and BAXTER, as managers and senior officers of PBHG FUNDS and PILGRIM BAXTER ADVISORS owed a fiduciary duty to Plaintiff and other investors in the PBHG Family of Funds to use reasonable care and skill in managing the PBHG Family of Funds. Defendants PILGRIM and BAXTER owed a duty of loyalty and candor to Plaintiff and other investors in the PBHG Family of Funds. PILGRIM and BAXTER breached their fiduciary duties in allowing Appalachian and Wall Street Discount and others to conduct timed trading and placing their own financial interests above those of Plaintiff and other investors in the PBHG Family of Funds.

55. The Plaintiff and other similarly situated investors suffered injury in a number of ways, including the following: increased transaction costs; realization of tax consequences at an undesirable time; redemption demands which may have resulted in PBHG Funds having to sell stock in a falling market; requiring PBHG Funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and management fees.

56. Defendants' conduct, as set forth above, including, allowing market timing, knowing the negative financial consequences to Plaintiff and other investors in the PBHG Family of Funds that would result from market timing, was outrageous, intentional, willful, malicious, oppressive, harassing and with wanton disregard to Plaintiff's and Class members' contractual rights.

57. As a result of Defendants' conduct, Plaintiff and the class suffered damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;

b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

c. Enjoining preliminary and permanently, the transactions complained of herein;

d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class;

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Awarding punitive damages, as appropriate;

h. Ordering the imposition of a constructive trust upon the funds wrongly received; and

i. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

SECOND CAUSE OF ACTION
(CONSPIRACY TO BREACH FIDUCIARY DUTY)
(Against All Defendants)

58. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 57 above.

59. All Defendants agreed with each other to breach the fiduciary duties owed by them to Plaintiff and other class members by allowing timing of the mutual funds in the PBHG Family of Funds to occur and by not adequately monitoring these activities or putting a stop to these activities. Defendants engaged in numerous overt acts in support of this conspiracy, as outlined above.

60. Defendants' conduct, as set forth above, including, allowing market timing, knowing the negative financial consequences to Plaintiff and other investors in the PBHG Family of Funds that would result from market timing, was outrageous, intentional, willful, malicious, oppressive, harassing, with wanton disregard to Plaintiff's and Class members' contractual rights, and done without justification.

61. As a direct and proximate result of defendants' conduct, Plaintiff and similarly situated investors suffered damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;

b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

c. Enjoining preliminary and permanently, the transactions complained of herein;

d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class;

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Awarding punitive damages, as appropriate;

h. Ordering the imposition of a constructive trust upon the funds wrongly received; and

i. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

THIRD CAUSE OF ACTION
(BREACH OF CONTRACT)
(Against PBHG FUNDS)

62. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 61 above.

63. PBHG FUNDS had a contract with Plaintiff and all investors.

64. A contract, express or implied, existed between Plaintiff and the Class, on the one hand, and PBHG FUNDS, on the other, based on, among other things, the Prospectus. See PBHG Class Shares Prospectus, dated August 11, 2003, attached as Exhibit A and incorporated by reference herein.

65. PBHG FUNDS covenanted to protect Plaintiff and class members from the negative effects of market timing.

66. As set forth above, PBHG FUNDS breached these covenants when they permitted Appalachian and WSDC and others to engage in market timing at the expense of the Plaintiff and the Class.

67. PBHG FUNDS' breach caused Plaintiff and the Class to suffer damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;
b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;
c. Enjoining preliminary and permanently, the transactions complained of herein;
d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class;

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Ordering the imposition of a constructive trust upon the funds wrongly received; and

h. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

FOURTH CAUSE OF ACTION
(TORTIOUS INTERFERENCE WITH CONTRACT)
(Against PILGRIM and BAXTER)

68. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 67 above.

69. PBHG FUNDS had a contract with Plaintiff and each of their investors in the PBHG Family of Funds.

70. The contract promised the investors that PBHG FUNDS would not allow timers except under very limited circumstances.

71. PILGRIM and BAXTER were aware of the contract and the promises therein.

72. By allowing timed trading by Appalachian and WSDC and others, PILGRIM and BAXTER intentionally interfered with the performance of the contract between PBHG FUNDS and Plaintiff.

73. By allowing timed trading by Appalachian and WSDC and others, PILGRIM and BAXTER were aware that they were interfering with the contract between PBHG FUNDS, on the one hand, and Plaintiff and each of the investors in the PBHG Family of Funds, on the other hand.

74. Defendants PILGRIM and BAXTER knew that allowing timed trading would interfere with the existing contractual relationship between PBHG FUNDS, on the one hand, and Plaintiff and each of the investors in the PBHG Family of Funds, on the other hand.

75. This interference with the contract was improper and done without privilege or justification on the part of Defendants PILGRIM and BAXTER.

76. Defendants PILGRIM and BAXTER, by allowing the timed trading, without privilege or justification, in fact, caused PBHG FUNDS to breach its contract with Plaintiff and each of the investors in the PBHG Family of Funds.

77. Defendants' conduct, as set forth above, including, allowing market timing, knowing the negative financial consequences to Plaintiff and other investors in the PBHG Family of Funds that would result from market timing, was outrageous, intentional, willful, malicious, oppressive, harassing, with wanton disregard to Plaintiff's and Class members' contractual rights, and done without justification.

78. Defendants' tortious interference with contract caused damages to Plaintiff and Class members.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;

b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

c. Enjoining preliminary and permanently, the transactions complained of herein;

d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class; _

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Awarding punitive damages, as appropriate;

h. Ordering the imposition of a constructive trust upon the funds wrongly received; and

i. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

FIFTH CAUSE OF ACTION
(CONSPIRACY TO TORTIOUSLY INTERFERE WITH CONTRACT)
(Against All Defendants)

79. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 78 above.

80. Defendants agreed with each other to tortiously interfere with the contract between PBHG FUNDS and Plaintiff and the Class by facilitating the timing of the PBHG Family of Funds and by not adequately monitoring or putting a stop to these activities.

81. Defendants engaged in numerous overt acts to support the conspiracy, as outlined above.

82. Defendants' conduct, as set forth above, including, allowing market timing, knowing the negative financial consequences to Plaintiff and other investors in the PBHG Family of Funds that would result from market timing, was outrageous, intentional, willful,

malicious, oppressive, harassing, with wanton disregard to Plaintiff's and Class members' contractual rights, and done without justification.

83. As a direct and proximate result of Defendants' conduct, Plaintiff and Class members suffered damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;

b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

c. Enjoining preliminary and permanently, the transactions complained of herein;

d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class;

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Awarding punitive damages, as appropriate;

h. Ordering the imposition of a constructive trust upon the funds wrongly received; and

i. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

SIXTH CAUSE OF ACTION
(UNJUST ENRICHMENT)
(Against All Defendants)

84. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 83 above.

85. Plaintiff and the Class conferred a benefit on the Defendants.

86. Defendants accepted and retained the benefits conferred on them by Plaintiff and the Class.

87. Defendants had knowledge of the benefits conferred upon them by Plaintiff and the Class.

88. Defendants appreciated the benefit.

89. Defendants accepted the benefit under such circumstances that it would be inequitable for it to be retained without payment.

90. As a result of all of the Defendants' conduct, Plaintiff and Class members suffered damages.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

a. The award of damages to Plaintiff in excess of the arbitration limit;

b. Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

c. Enjoining preliminary and permanently, the transactions complained of herein;

d. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

e. Ordering restitution to Plaintiff and the other members of the Class of all ill gotten gains received by Defendants including management fees paid by PBHG FUNDS to PILGRIM BAXTER ADVISORS and any other losses suffered by Plaintiff and other members of the Class;

f. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

g. Awarding punitive damages, as appropriate;

h. Ordering the imposition of a constructive trust upon the funds wrongly received; and

i. Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

TRUJILLO RODRIGUEZ & RICHARDS, LLC

Dated: January 22, 2004

By: ______________________________

Ira Neil Richards
Gary M. Goldstein
The Penthouse
226 W. Rittenhouse Square
Philadelphia, PA 19103
(215) 731-9004
(215) 731-9044 Fax

LIEFF, CABRASER, HEIMANN & BERNSTEIN, LLP
Richard M. Heimann
Robert J. Nelson
Joy A. Kruse
Bruce W. Leppla
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339
(415) 956-1000
(415) 956-1008 Fax

LIEFF, CABRASER, HEIMANN & BERNSTEIN, LLP
Elizabeth H. Cronise
780 Third Avenue, 48th Floor
New York, NY 10017-2024
(212) 355-9500
(212) 355-9592 Fax

Attorneys for Plaintiff

JURY DEMAND

Plaintiff hereby demands a trial by jury on all claims so triable.

TRUJILLO RODRIGUEZ & RICHARDS, LLC

Dated: January 22, 2004

By: ______________________________

Ira Neil Richards
Gary M. Goldstein
The Penthouse
226 W. Rittenhouse Square
Philadelphia, PA 19103
(215) 731-9004
(215) 731-9044 Fax

LIEFF, CABRASER, HEIMANN & BERNSTEIN, LLP
Richard M. Heimann
Robert J. Nelson
Joy A. Kruse
Bruce W. Leppla
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339
(415) 956-1000
(415) 956-1008 Fax

LIEFF, CABRASER, HEIMANN & BERNSTEIN, LLP
Elizabeth H. Cronise
780 Third Avenue, 48th Floor
New York, NY 10017-2024
(212) 355-9500
(212) 355-9592 Fax

Attorneys for Plaintiff

I, Robert J. Gordon, hereby state that I am Plaintiff in this action and that I am a holder of mutual funds in the PBHG Family of Funds; that I am authorized to make this verification in the foregoing action; that I have personal knowledge of the statements made in the foregoing Complaint; and that the statements in Plaintiff's Complaint, are true and correct to the best of my knowledge, information and belief.

I understand that the statements in this Verification are made subject to the penalties of 18 Pa.C.S. § 4904 relating to unsworn falsifaction to authorities.

Robert J. Gordon

EXHIBIT A



PBHG FUNDS

PBHG Class Shares

PROSPECTUS August 11, 2003

Growth Funds

PBHG Emerging Growth Fund

PBHG Growth Fund

PBHG Large Cap 20 Fund

PBHG Large Cap Growth Fund

PBHG Select Growth Fund

PBHG Strategic Small Company Fund

Blend Funds

PBHG Disciplined Equity Fund

PBHG Focused Fund

PBHG Large Cap Fund

PBHG Mid-Cap Fund

PBHG Small Cap Fund

Value Funds

PBHG Clipper Focus Fund

PBHG Small Cap Value Fund

Specialty Funds

PBHG REIT Fund

PBHG Technology & Communications Fund

Fixed Income Funds

PBHG Intermediate Fixed Income Fund

PBHG IRA Capital Preservation Fund

Money Market Funds

PBHG Cash Reserves Fund

The Securities and Exchange Commission has not approved or disapproved any Fund shares or determined whether this Prospectus is truthful or complete. Anyone who tells you otherwise is committing a crime.

PBHG Funds

PBHG Class

Supplement dated September 30, 2003
To Prospectus dated August 11, 2003

This supplement updates certain information in the Prospectus. You should retain the Prospectus and all supplements for future reference. You may obtain additional copies of the Prospectus and supplements free of charge by calling 1-800-433-0051 or via the internet at www.pbhgfunds.com.

Please insert the following as the first bullet to the General Policies section on page 109:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT: The Fund is required by Federal law to obtain, verify, and record information that identifies each person who opens a new account. If you do not provide this information, we may not be able to open your account. Each Fund reserves the right to close your account or take such other action deemed appropriate if we are unable to verify your identity.

PBHG FUNDS
PBHG INSURANCE SERIES FUND
Prospectus Supplement Dated November 21, 2003

This Supplement updates certain information contained in the currently effective prospectuses for all share classes of PBHG Funds and all prospectuses of PBHG Insurance Series Fund. You should retain your Prospectus and all Supplements for future reference. You may obtain an additional copy of the Prospectus, as supplemented, free of charge, by calling 1-800-433-0051 for PBHG Funds and 1-800-347-9256 for PBHG Insurance Series Fund.

The following information is added to the **Investment Adviser & Subadvisers** section of the prospectus:

Pilgrim Baxter & Associates ("Pilgrim Baxter") announced on November 13, 2003 that founders Harold J. Baxter and Gary L. Pilgrim have stepped down from all their positions with Pilgrim Baxter and from all their positions with PBHG Funds and PBHG Insurance Series (collectively the "PBHG Fund Family"). David J. Bullock, President and Chief Operating Officer of Pilgrim Baxter, now also serves as the Chief Executive Officer of Pilgrim Baxter. In addition, Mr. Bullock has been elected by the Board of Trustees of the PBHG Fund Family to the positions of President of PBHG Funds and PBHG Insurance Series. Mr. Baxter's role as chairman of Pilgrim Baxter has been assumed by Scott F. Powers, chief executive of Old Mutual Asset Management, the US asset management group of Pilgrim Baxter's corporate parent, London-based Old Mutual plc.

In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to the resolution of these matters.

Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will disgorge all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses.

The review of Pilgrim Baxter's practices and policies in these matters is ongoing, and will continue until any concerns that the Independent Trustees of the PBHG Fund Family may have are addressed. The Trustees, assisted by the Trustees' independent counsel, will continue to closely monitor Pilgrim Baxter's internal review. Pilgrim Baxter will continue to work closely with the Independent Trustees.

On November 20, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of Pennsylvania (Civil Action 03-6341) against Mr. Pilgrim, Mr. Baxter and Pilgrim Baxter (the "SEC Action") based in part on the circumstances described above. The SEC Action alleges violations of Sections 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under that Act, Sections 206(1), 206(2) and 204A of the Investment Advisers Act of 1940. With respect to Pilgrim Baxter, the SEC Action seeks injunctions, disgorgement of profits, civil monetary penalties and other equitable relief. With respect to Messrs. Pilgrim and Baxter, the SEC Action seeks injunctions, disgorgement, civil monetary penalties and other relief.

In addition, on November 20, 2003, the NYAG filed a civil action in the Supreme Court of the State of New York County of New York against Pilgrim Baxter, Mr. Pilgrim, and Mr. Baxter (the "NYAG Action") based in part on the circumstances described above. The NYAG Action alleges violation of Article 23-A and Section 349 of the General Business Law of the State of New York (the Martin Act) and Section 63(12) of the State of New York's Executive Law. With respect to Pilgrim Baxter, the NYAG Action seeks injunctions, disgorgement of all fees earned throughout the period during which the alleged illegal activity occurred, disgorgement of all profits obtained from the alleged illegal activities, civil monetary penalties and other equitable relief. In addition, with respect to Messrs. Pilgrim and Baxter, the NYAG Action seeks injunctions, disgorgement, civil monetary penalties and other relief.

On or about November 17, 2003, a civil lawsuit was filed in the U.S. District Court for the Eastern District of Pennsylvania entitled Carey v. Pilgrim Baxter & Associates, Ltd. et. al. that relates to the matters described above. The complaint in the lawsuit names, among others, Pilgrim Baxter, Messrs. Pilgrim and Baxter, PBHG Funds and PBHG Fund Distributors as defendants. The complaint charges the defendants with violations of various provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and common law breach of fiduciary duties. The plaintiff in the lawsuit seeks to recover unspecified damages on behalf of the class members. Pilgrim Baxter expects that additional lawsuits similar to this lawsuit have been or will be filed against Pilgrim Baxter, Messrs. Pilgrim and Baxter, affiliates of Pilgrim Baxter, and the PBHG Fund Family.

The following information is added to the **Portfolio Managers** section of the prospectus:

Mr. Pilgrim's portfolio management responsibilities for the Growth Fund and Growth II Portfolio have been assumed on an interim basis by Michael S. Sutton, Pilgrim Baxter's chief investment officer and portfolio manager of the PBHG Large Cap Growth, Large Cap 20 and Select Growth Funds and Peter J. Niedland, portfolio manager of the PBHG Emerging Growth Fund. Mr. Sutton and Mr. Niedland have over 26 years of combined growth-equity investment experience. Mr. Pilgrim's responsibilities as part of the four member portfolio management team for Technology & Communications Fund and Technology & Communications Portfolio have been assumed by James M. Smith, co-portfolio manager of Strategic Small Company Fund.

An Introduction to the PBHG Funds® and this Prospectus

PBHG Funds is a mutual fund that offers a convenient and economical means of investing in professionally managed portfolios of securities, called Funds. This Prospectus offers PBHG Class Shares of each Fund listed on the cover.

Each Fund has its own investment goal and strategies for reaching that goal. Before investing, make sure the Fund's goal matches your own.

PBHG Cash Reserves Fund is designed for conservative investors who want to receive current income from their investments. This Fund may be suitable for investors who require stability of principal or who are pursuing a short-term investment goal, such as investing emergency reserves.

Other PBHG Funds are generally designed for long-term investors, such as those saving for retirement, or investors that want a fund that seeks to outperform the market in which it invests over the long-term. These other Funds may not be suitable for investors who are pursuing a short-term investment goal, such as investing emergency reserves. Except for the IRA Capital Preservation and Intermediate Fixed Income Funds, these other Funds also may not be suitable for investors who require regular income or stability of principal (except for the IRA Capital Preservation Fund).

INVESTMENT ADVISER

Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is the investment adviser for each Fund. Pilgrim Baxter has retained sub-advisers to assist in managing certain Funds. For information about the sub-advisers, see page 99 of the Prospectus.

This Prospectus contains important information you should know before investing in any Fund and as a shareholder in a Fund. This information is arranged into different sections for easy reading and future reference. To obtain more information about the Funds, please refer to the back cover of this Prospectus.

Contents

FUND SUMMARIES

MORE ABOUT THE FUNDS

Contents (continued)

THE INVESTMENT ADVISER & SUB-ADVISERS

YOUR INVESTMENT

FINANCIAL HIGHLIGHTS

PBHG Emerging Growth Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in growth securities, such as common stocks, of small sized companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 2000® Growth Index at the time of the Fund's investment. As of June 30, 2003, the Russell 2000® Growth Index had market capitalizations between $62 million and $1.7 billion. The growth securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong historical earnings growth and expected earnings higher than the U.S. market as a whole, as measured by the S&P 500 Index. The size of the companies in the Russell 2000® Growth Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth in determining which securities to buy and sell for this Fund. Generally speaking, Pilgrim Baxter may sell a security when there is a deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes small sized growth companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the growth securities in the Fund may never reach what Pilgrim Baxter believes are their full earnings growth potential and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the Russell 2000® Growth Index, a widely recognized, unmanaged index that tracks the performance of those securities in the Russell 2000® Index with greater-than-average growth characteristics. The Russell 2000® Index is an unmanaged index that measures the performance of 2,000 small cap companies. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
23.78%
48.45%
17.08%
-3.67%
3.00%
48.34%
-25.22%
-32.56%
-47.60%
1994
1995
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 23.60%

Best Quarter:	Q4 1999	45.85%
Worst Quarter	Q3 2001	-34.44%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (6/14/93)
Emerging Growth Fund — PBHG Class Before Taxes	-47.60%	-16.59%	1.09%
Emerging Growth Fund — PBHG Class After Taxes on Distributions	-47.60%	-17.10%	0.16%
Emerging Growth Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-29.22%	-11.76%	1.06%
Russell 2000® Growth Index* (Reflects No Deduction for Fees, Expenses or Taxes)	-30.26%	-6.59%	2.65%

*The since inception return for the Russell 2000® Growth Index was calculated from May 31, 1993.

**When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.70%
Total Annual Operating Expenses	1.55%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$158	$490	$845	$1,845

PBHG Growth Fund

GOAL

The Fund seeks to provide investors with capital appreciation.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 65% of its assets in growth securities, such as common stocks, of small and medium sized companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell Midcap® Growth Index at the time of the Fund's investment. As of June 30, 2003, the companies in the Russell Midcap® Growth Index had market capitalizations between $216 million and $10.8 billion. The growth securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential. Pilgrim Baxter expects to focus primarily on those growth securities whose market capitalizations are between $1 billion and $10 billion at the time of purchase. The size of companies in the Russell Midcap® Growth Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of that index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth in determining which securities to buy and sell for this Fund. Generally speaking, Pilgrim Baxter may sell a security when there is a deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes small and medium sized growth companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the growth securities in the Fund may never reach what Pilgrim Baxter believes are their full earnings growth potential and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of its benchmark, the Russell Midcap® Growth Index, an unmanaged index that measures the performance of those securities in the Russell Midcap® Index with greater than average growth characteristics, and the Russell 2000® Growth Index, a widely recognized, unmanaged index that tracks the performance of those securities in the Russell 2000® Index with greater-than-average growth characteristics. The Fund has changed its benchmark from the Russell 2000® Growth Index to the Russell Midcap Growth® Index to better reflect the market in which the Fund invests. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
46.71%
4.75%
50.35%
9.82%
-3.35%
0.59%
92.45%
-22.99%
-34.53%
-30.35%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

The Fund's year-to-date return as of 6/30/03 was 11.00%

Best Quarter:	Q4 1999	64.55%
Worst Quarter	Q4 2000	-32.58%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Past 10 Years
Growth Fund — PBHG Class Before Taxes	-30.35%	-7.43%	5.24%
Growth Fund — PBHG Class After Taxes on Distributions	-30.35%	-8.18%	4.77%
Growth Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares*	-18.64%	-5.06%	4.80%
Russell Midcap® Growth Index (Reflects No Deduction for Fees, Expenses or Taxes)	-27.41%	-1.82%	6.71%
Russell 2000® Growth Index (Reflects No Deduction for Fees, Expenses or Taxes)	-30.26%	-6.59%	2.62%

Note: The inception date of the PBHG Class of the Growth Fund was December 19, 1985.

* When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.57%
Total Annual Operating Expenses	1.42%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$145	$449	$776	$1,702

PBHG Large Cap 20 Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund, a non-diversified fund, will invest at least 80% of its assets in growth securities, such as common stocks, of no more than 20 large capitalization companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 1000® Growth Index at the time of the Fund's investment. As of June 30, 2003, the Russell 1000® Growth Index had market capitalizations between $216 million and $286.6 billion. The growth securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential. Pilgrim Baxter expects to focus on those growth securities whose market capitalizations are over $5 billion at the time of purchase. The size of the companies in the Russell 1000® Growth Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth in determining which securities to buy and sell for this Fund. Generally speaking, Pilgrim Baxter may sell a security when there is a deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

MAIN INVESTMENT RISKS

The Fund is non-diversified, which means it invests a higher percentage of its assets in a more limited number of stocks than a diversified fund. As a result, the price change of a single security has a greater impact on the Fund's net asset value and will cause its shares to fluctuate in value more than it would in a diversified fund.

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes.

While the growth securities in the Fund may never reach what Pilgrim Baxter believes are their full earnings growth and capital appreciation potential and may go down in price, the Fund's emphasis on large company securities may limit some of the risks associated with growth investing because large company securities tend to be less volatile than smaller company securities.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of its benchmark, the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries, and the Russell 1000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Fund has removed the S&P 500 Index as a benchmark as the Russell 1000® Growth Index better reflects the market in which the Fund invests. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
32.96%
67.83%
102.94%
-22.08%
-35.36%
-31.43%
1997 1998 1999 2000 2001 2002

The Fund's year-to-date return as of 6/30/03 was 15.31%

Best Quarter:	Q4 1999	75.65%
Worst Quarter	Q4 2000	-33.11%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (11/29/96)
Large Cap 20 Fund — PBHG Class Before Taxes	-31.43%	3.30%	7.34%
Large Cap 20 Fund — PBHG Class After Taxes on Distributions	-31.43%	1.63%	5.90%
Large Cap 20 Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-19.30%	3.56%	6.85%
S&P 500 Index* (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	4.00%
Russell 1000® Growth Index* (Reflects No Deduction for Fees, Expenses or Taxes)	-27.88%	-3.84%	0.84%

* The since inception returns for the S&P 500 Index and the Russell 1000® Growth Index were calculated as of November 30, 1996.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.63%
Total Annual Operating Expenses	1.48%*

* *These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should also know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$151	$468	$808	$1,768

PBHG Large Cap Growth Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in growth securities, such as common stocks, of large capitalization companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 1000® Growth Index at the time of the Fund's investment. As of June 30, 2003, the Russell 1000® Growth Index had market capitalizations between $216 million and $286.6 billion. The growth securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential. Pilgrim Baxter expects to focus on those growth securities whose market capitalizations are over $5 billion at the time of purchase. The size of the companies in the Russell 1000® Growth Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth in determining which securities to buy and sell for this Fund. Generally speaking, Pilgrim Baxter may sell a security when there is deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in financial markets, the company's individual situation or industry changes.

While the growth securities in the Fund may never reach what Pilgrim Baxter believes are their full earnings growth and capital appreciation potential and may go down in price, the Fund's emphasis on large company securities may limit some of the risk associated with growth investing because large company securities tend to be less volatile than smaller company securities.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of its benchmark, the Russell 1000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Fund has changed its benchmark from the S&P 500 Index to the Russell 1000® Growth Index to better reflect the market in which the Fund invests. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-30.00%
23.40%
22.36%
30.42%
67.06%
-0.18%
-28.52%
-28.80%
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 13.91%

Best Quarter:	Q4 1999	59.55%
Worst Quarter	Q4 2000	-22.74%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (4/5/95)
Large Cap Growth Fund — PBHG Class Before Taxes	-28.80%	2.05%	10.97%
Large Cap Growth Fund — PBHG Class After Taxes on Distributions	-28.80%	0.41%	9.60%
Large Cap Growth Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares **	-17.68%	2.07%	9.49%
S&P 500 Index* (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	9.33%
Russell 1000® Growth Index* (Reflects No Deduction for Fees, Expenses or Taxes)	-27.88%	-3.84%	6.71%

* The since inception returns for the S&P 500 Index and the Russell 1000® Growth Index were calculated from March 31, 1995.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.58%
Total Annual Operating Expenses	1.33%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$135	$421	$729	$1,601

PBHG Select Growth Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in growth securities, such as common stocks, of no more than 30 small, medium or large capitalization companies. The growth securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth in determining which securities to buy and sell for this Fund. Generally speaking, Pilgrim Baxter may sell a security when there is a deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

MAIN INVESTMENT RISKS

The Fund invests in a limited number of stocks. As a result, the price change of a single security has a greater impact on the Fund's net asset value and will cause its shares to fluctuate in value more than it would in a fund that does not invest in a limited number of stocks. The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The growth securities in the Fund may never reach what Pilgrim Baxter believes are their full earnings growth and capital appreciation potential and may go down in price. In addition, the Fund may emphasize small, medium or large sized growth companies. An investment in small or medium sized growth companies is likely to make the Fund more volatile than the stock market in general, as measured by the S&P 500 Index. However, the Fund may also emphasize large company securities which may limit some of the risks associated with growth investing because large company securities tend to be less volatile than smaller company securities.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of its benchmark, the Russell 3000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values and the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries. The Fund has changed its benchmark from the S&P 500 Index to the Russell 3000 Growth® Index to better reflect the market in which the Fund invests. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
27.99%
6.84%
19.02%
160.89%
-24.55%
-40.84%
-33.95%
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 11.42%

Best Quarter:	Q4 1999	130.62%
Worst Quarter	Q4 2000	-43.15%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (4/5/95)
Select Growth Fund* — PBHG Class Before Taxes	-33.95%	-1.75%	9.25%
Select Growth Fund* — PBHG Class After Taxes on Distributions	-33.95%	-2.66%	8.41%
Select Growth Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares***	-20.84%	-0.77%	8.17%
Russell 3000® Growth Index** (Reflects No Deduction for Fees, Expenses or Taxes)	-28.03%	-4.11%	6.19%
S&P 500 Index** (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	9.33%

* Prior to April 1, 2003 the PBHG Select Growth Fund was named the PBHG Select Equity Fund.

** The since inception returns for the Russell 3000® Growth Index and the S&P 500 Index were calculated from March 31, 1995.

*** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.70%
Total Annual Operating Expenses	1.55%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$158	$490	$845	$1,845

PBHG Strategic Small Company Fund

GOAL

The Fund seeks to provide investors with growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities, such as common stocks, of small sized companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 2000® Index at the time of the Fund's investment. As of June 30, 2003, the Russell 2000® Index had market capitalizations between $62 million and $1.7 billion. The equity securities in the Fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential or have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios. Pilgrim Baxter may from time to time strategically adjust the mix of equity securities in the Fund accentuating those securities exhibiting strong business momentum and growth characteristics or those exhibiting more attractive relative valuation, depending upon economic and market conditions. The size of companies in the Russell 2000® Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of growth and value in managing this Fund. Generally speaking, the Fund may sell a security for a variety of reasons, such as when it shows a deterioration in its business fundamentals or a deceleration in business momentum or a failure to achieve expected earnings or to invest in a company with more attractive long-term growth potential.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, a company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes equity securities of smaller sized companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the equity securities in the Fund may never reach what Pilgrim Baxter believes are their full potential worth or realize their long-term growth prospects and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the Russell 2000® Index, a widely recognized, unmanaged index that tracks the performance of 2000 small cap stocks. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
25.67%
2.13%
51.79%
11.89%
-9.97%
-33.31%
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 19.67%

Best Quarter:	Q4 1999	36.16%
Worst Quarter	Q3 1998	-23.48%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class Shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (12/31/96)
Strategic Small Company Fund — PBHG Class Before Taxes	-33.31%	0.82%	4.59%
Strategic Small Company Fund — PBHG Class After Taxes on Distributions	-33.31%	-0.84%	2.66%
Strategic Small Company Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares*	-20.45%	0.43%	3.29%
Russell 2000® Index (Reflects No Deduction for Fees, Expenses or Taxes)	-20.48%	-1.36%	2.25%

* When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.57%
Total Annual Operating Expenses	1.57%
Fee Waiver and/or Expense Reimbursement	0.07%
Net Expenses	1.50%*

** This is the actual total fund operating expense you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. That's because for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and total annual fund operating expenses without expense waivers for years two through ten. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$153	$489	$849	$1,861

PBHG Disciplined Equity Fund

GOAL

The Fund seeks to provide investors with above-average total returns.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities of corporations whose securities are traded in the U.S. While the Fund may invest in companies of any size, it usually invests in medium to large capitalization companies of over $2 billion at the time of purchase. Through superior stock selection, the Fund seeks to exceed the return of its benchmark, the S&P 500 Index, over full market cycles with no greater volatility than the S&P 500 Index.

Analytic, the Fund's sub-adviser, selects equity securities for this Fund using a proprietary system that ranks stocks according to a mathematical model. Analytic's system seeks to determine a security's intrinsic (true) value by evaluating variables, such as relative valuation, price momentum, company fundamentals, liquidity and risk. Using its system, Analytic believes it can assemble a portfolio of securities that is style and sector neutral to achieve a level of diversification and risk similar to that of the S&P 500 Index. "Style neutral" means a fund is similar to its investment universe in terms of exposure to quantifiable characteristics such as average market capitalization. A fund is "sector neutral" when its exposure to specified economic sectors (such as technology or utilities) is similar to that of its investment universe. Analytic also believes that by using its system, the Fund can consistently outperform traditional strategies that focus on a single style, such as value or growth.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation or industry changes.

The Fund may buy and sell investments relatively often. Such a strategy often involves higher expenses, including brokerage commissions, and may increase the amount of capital gains (in particular, short-term gains) realized by the Fund. Shareholders must pay tax on such capital gains.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

Prior to January 11, 2002, the PBHG Class Shares of the Fund were known as the Institutional Class shares of the Analytic Enhanced Equity Fund, a series of UAM Funds, Inc. II. On January 11, 2002, the Fund acquired the assets of the Analytic Enhanced Equity Fund. The Analytic Enhanced Equity Fund was managed by Analytic, the Fund's sub-adviser. The investment goal, strategies and policies of the Fund are substantially similar to those of its predecessor, the Analytic Enhanced Equity Fund.

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the S&P 500, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-0.25%
35.34%
22.95%
29.86%
37.82%
20.06%
-9.33%
-6.22%
-25.47%
1994 1995 1996 1997 1998 1999 2000 2001 2002

The Fund's year-to-date return as of 6/30/03 was 11.14%

Best Quarter:	Q4 1998	20.50%
Worst Quarter	Q3 2002	-18.60%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (7/1/93)
Disciplined Equity Fund* — PBHG Class Before Taxes	-25.47%	0.96%	9.42%
Disciplined Equity Fund* — PBHG Class After Taxes on Distributions	-25.73%	-0.15%	6.77%
Disciplined Equity Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-15.63%	0.37%	6.63%
S&P 500 Index*** (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	9.30%

* Data includes performance of the Fund's predecessor, whose inception date was July 1, 1993.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

*** The since inception return for the S&P 500 Index was calculated as of June 30, 1993.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.61%
Total Annual Operating Expenses*	1.31%**

* *Total Annual Operating Expenses have been restated to reflect current fees.*

** *These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund until March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should also know that in any year in which the Fund's assets are greater than $75 million and its total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) are lower than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years after September 25, 2002. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$133	$415	$718	$1,579

PBHG Focused Fund

GOAL

The Fund seeks to provide investors with above-average total returns over a 3 to 5 year market cycle.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund, a non-diversified fund, invests at least 65% of its total assets in equity securities, such as common stocks of small, medium or large capitalization companies. The equity securities in the Fund are primarily common stocks that Pilgrim Baxter believes have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Pilgrim Baxter uses its own fundamental research, computer models and proprietary valuation models in managing this Fund. The Fund may sell a security for a variety of reasons, such as when it shows deteriorating fundamentals or to invest in a company with more attractive long-term growth potential.

MAIN INVESTMENT RISKS

The Fund is non-diversified, which means it invests a higher percentage of its assets in a more limited number of stocks than a diversified fund. As a result, the price change of a single security has a greater impact on the Fund's net asset value and will cause its shares to fluctuate in value more than it would in a diversified fund.

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, a company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies. The equity securities in the Fund may never reach what Pilgrim Baxter believes are their full worth or realize their long-term growth prospects and may go down in price.

In addition, the Fund may emphasize small, medium or large sized companies. An investment in smaller and medium sized companies is likely to make the Fund more volatile than the stock market in general, as measured by the S&P 500 Index. However, the Fund may also emphasize large company securities which may limit some of the risks associated with investing because large company securities tend to be less volatile than smaller company securities.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of its benchmark, the Russell 3000® Index, a widely recognized, unmanaged index that measures the performance of the 3,000 largest U.S. companies based on total market capitalization, and the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries. The Fund has changed its benchmark from the S&P 500 Index to the Russell 3000® Index to better reflect the market in which the Fund invests. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
24.81%
3.44%
-28.63%
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 11.54%

Best Quarter:	Q1 2000	29.53%
Worst Quarter	Q3 2002	-18.74%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Since Inception (2/12/99)
Focused Fund* — PBHG Class Before Taxes	-28.63%	8.33%
Focused Fund* — PBHG Class After Taxes on Distributions	-28.63%	7.25%
Focused Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares***	-17.58%	6.28%
Russell 3000® Index** (Reflects No Deduction for Fees, Expenses or Taxes)	-21.54%	-7.03%
S&P 500 Index** (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-7.89%

* Prior to April 1, 2003 the PBHG Focused Fund was named the PBHG Focused Value Fund.

** The since inception returns for the Russell 3000® Index and the S&P 500 Index were calculated as of January 31, 1999.

*** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.65%
Total Annual Operating Expenses	1.50%*

** This is the actual total fund operating expense you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$153	$474	$818	$1,791

PBHG Large Cap Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital and income. Current income is a secondary objective.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities, such as common stocks, issued by companies with large market capitalizations. These companies generally have market capitalizations similar to the market capitalizations of the companies in the S&P 500 Index at the time of the Fund's investment. As of June 30, 2003, the S&P 500 Index had market capitalizations between $414 million and $286.6 billion. The equity securities in the Fund are primarily common stocks that Pilgrim Baxter believes have sustainable long-term growth prospects but are trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Pilgrim Baxter expects to focus primarily on those equity securities whose market capitalizations are over $10 billion at the time of purchase. The size of the companies in the S&P 500 Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. Pilgrim Baxter uses its own fundamental research, computer models and proprietary valuation models in managing this Fund. The Fund may sell a security for a variety of reasons, such as when it shows deteriorating fundamentals or to invest in a company with more attractive long-term growth potential.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes.

While the equity securities in the Fund may never reach what Pilgrim Baxter believes are their full worth and may go down in price, the Fund's emphasis on large company securities may limit some of the risk associated with investing because large company securities tend to be less volatile than smaller company securities. In addition, the equity securities in the Fund may never reach what Pilgrim Baxter believes are their full worth or realize their long-term growth prospects and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
25.62%
34.74%
11.06%
23.97%
-1.41%
-24.45%
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 6.78%

Best Quarter:	Q4 1998	28.21%
Worst Quarter	Q3 2002	-21.27%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (12/31/96)
Large Cap Fund* — PBHG Class Before Taxes	-24.45%	6.68%	9.63%
Large Cap Fund* — PBHG Class After Taxes on Distributions	-24.87%	3.26%	6.15%
Large Cap Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-15.01%	3.89%	6.30%
S&P 500 Index (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	4.40%

* Prior to April 1, 2003 the PBHG Large Cap Fund was named the PBHG Large Cap Value Fund.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees	
(fees paid directly from your investment)	None
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets)	
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.55%
Total Annual Operating Expenses	1.20%*

** These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should also know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$122	$381	$660	$1,455

PBHG Mid-Cap Fund

GOAL

The Fund seeks to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities, such as common stocks, issued by companies with market capitalizations similar to the market capitalizations of companies in the S&P MidCap 400 Index at the time of the Fund's investment. As of June 30, 2003, the S&P MidCap 400 Index had market capitalizations between $186 million and $11.1 billion. The size of the companies in the S&P MidCap 400 Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market conditions and the composition of the index. The equity securities in the Fund are primarily common stocks that Pilgrim Baxter believes have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Pilgrim Baxter uses its own fundamental research, computer models and proprietary valuation models in managing this Fund. The Fund may sell a security for a variety of reasons, such as when it shows deteriorating fundamentals or to invest in a company with more attractive long-term growth potential. The Fund's sector weightings are generally within 10% of the S&P MidCap 400's sector weightings. In addition, the Fund generally has a lower price-to-earnings ratio than the average company in the S&P MidCap 400 Index.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes equity securities of medium sized companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the equity securities in the Fund may never reach what Pilgrim Baxter believes are their full worth or realize their long-term growth prospects and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The performance table compares the Fund's performance over time to that of its benchmark, the S&P MidCap 400 Index, a widely recognized, unmanaged index that tracks the performance of 400 mid-cap stocks. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
27.84%
21.72%
26.17%
7.79%
-19.79%
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 12.61%

Best Quarter:	Q4 1998	30.07%
Worst Quarter	Q3 2001	-18.53%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (4/30/97)
Mid-Cap Fund* — PBHG Class Before Taxes	-19.79%	11.16%	16.72%
Mid-Cap Fund* — PBHG Class After Taxes on Distributions	-19.79%	6.68%	12.16%
Mid-Cap Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-12.15%	6.72%	11.48%
S&P MidCap 400 Index (Reflects No Deduction for Fees, Expenses or Taxes)	-14.51%	6.41%	10.77%

*Prior to April 1, 2003 the PBHG Mid-Cap Fund was named the PBHG Mid-Cap Value Fund.

**When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.55%
Total Annual Operating Expenses	1.40%*

** These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should also know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$143	$443	$766	$1,680

PBHG Small Cap Fund

GOAL

The Fund seeks to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities, such as common stocks, issued by companies with market capitalizations similar to the market capitalizations of companies in the Russell 2000® Index at the time of the Fund's investment. As of June 30, 2003, the Russell 2000® Index had market capitalizations between $62 million and $1.7 billion. The size of the companies in the Russell 2000® Index and those which Pilgrim Baxter intends to focus the Fund's investments will change with market capitalizations and the composition of the index. The equity securities in the Fund are primarily common stocks that Pilgrim Baxter believes have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Pilgrim Baxter uses its own fundamental research, computer models and proprietary valuation models in managing this Fund. The Fund may sell a security for a variety of reasons, such as when it shows deteriorating fundamentals or to invest in a company with more attractive long-term growth potential. The Fund's sector weightings are generally within 10% of the Russell 2000's sector weightings. In addition, the Fund generally has a lower price-to-earnings ratio than the average company in the Russell 2000® Index.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, a company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes equity securities of smaller sized companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the equity securities in the Fund may never reach what Pilgrim Baxter believes are their full worth or realize their long-term growth prospects and may go down in price.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The performance table compares the Fund's performance over time to that of its benchmark, the Russell 2000® Index, a widely recognized, unmanaged index that tracks the performance of 2,000 small cap stocks. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
1.13%
18.63%
32.87%
4.93%
-31.98%
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 13.46%

Best Quarter:	Q4 2001	25.70%
Worst Quarter	Q3 2002	-22.04%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (4/30/97)
Small Cap Fund* — PBHG Class Before Taxes	-31.98%	2.62%	9.29%
Small Cap Fund* — PBHG Class After Taxes on Distributions	-31.98%	1.75%	8.07%
Small Cap Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-19.63%	1.69%	7.07%
Russell 2000® Index (Reflects No Deduction for Fees, Expenses or Taxes)	-20.48%	-1.36%	3.30%

* Prior to April 1, 2003 the PBHG Small Cap Fund was named the PBHG Small Cap Value Fund.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.59%
Total Annual Operating Expenses	1.59%
Fee Waiver and/or Expense Reimbursement	0.09%
Net Expenses	1.50%*

** This is the actual total fund operating expense you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. That's because for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and total annual fund operating expenses without expense waivers for years two through ten. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$153	$493	$857	$1,882

PBHG Clipper Focus Fund

GOAL

The Fund seeks to provide investors with long-term capital growth.

MAIN INVESTMENT STRATEGIES

The Fund, a non-diversified fund, invests for the long-term in equity securities of companies whose share price trades below PFR's estimate of their intrinsic value. Based upon extensive fundamental research, PFR, the Fund's sub-adviser, prepares valuation models for each company being analyzed to identify companies that it believes the market has undervalued. The valuation models attempt to calculate each company's intrinsic value based on private market transactions and discounted cash flow. PFR adds companies to the Fund when their share price trades below PFR's estimate of intrinsic value and sells companies when their share prices reach PFR's estimate of intrinsic value.

The Fund generally holds between 15 to 35 stocks. The Fund will generally hold its investment in a particular company for an extended period. PFR expects to invest fully the assets of the Fund. Consequently, PFR generally expects cash reserves to be less than 5% of the total assets of the Fund.

The Clipper Focus Fund may also, on occasion, invest in special situations. A special situation arises when PFR believes the securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to that company, such as events that could change or temporarily hamper the ongoing operations of a company.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation or industry changes.

The Fund is non-diversified, which means, it invests a higher percentage of its assets in a more limited number of stocks than a diversified fund. As a result, the price change of a single security has a greater impact on the Fund's net asset value and will cause its shares to fluctuate in value more than it would in a diversified fund.

Special situations often involve much greater risk than is inherent in ordinary investment securities. In addition, the market price of companies subject to special situations may never reflect any perceived intrinsic values.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

Prior to December 14, 2001, the PBHG Class Shares of the Fund were known as the Institutional Class shares of the Clipper Focus Portfolio, a series of UAM Funds Trust. On December 14, 2001, the Fund acquired the assets of the Clipper Focus Portfolio. The Clipper Focus Portfolio was managed by PFR, the Fund's sub-adviser. The investment goal, strategies and policies of the Fund are substantially similar to those of its predecessor, the Clipper Focus Portfolio.

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
44.29%
11.93%
-1.88%
-10.46%
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 7.64%

Best Quarter:	Q3 2000	20.56%
Worst Quarter	Q3 2002	-15.95%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Since Inception (9/10/98)
Clipper Focus Fund* — PBHG Class Before Taxes	-10.46%	12.69%
Clipper Focus Fund* — PBHG Class After Taxes on Distributions	-11.32%	10.63%
Clipper Focus Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares***	-6.31%	9.59%
S&P 500 Index** (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.59%

* Data includes performance of the Fund's predecessor, whose inception date was September 10, 1998.

** The since inception return for the S&P 500 Index was calculated as of August 31, 1998.

*** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.52%
Total Annual Operating Expenses*	1.52%
Fee Waiver and/or Expense Reimbursement	0.02%
Net Expenses	1.50%**

* *Total Annual Operating Expenses have been restated to reflect current fees.*

** *These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund until March 31, 2004. That's because for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should know that in any year in which the Fund's assets are greater than $75 million and its total annual operating expenses (excluding certain expenses such as brokerage commissions and extraordinary expenses) are lower than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years after September 25, 2002. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and total operating expenses without expense waivers for years two through ten. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$153	$478	$827	$1,811

PBHG Small Cap Value Fund

GOAL

The Fund seeks to provide investors with long term growth of capital.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in value securities, such as common stocks, of domestic small sized companies. Small sized companies are those companies whose market capitalization range at the time of initial purchase are consistent with the Russell 2000® Value Index. As of the June 30, 2003 reconstitution, the market capitalization range of the Russell 2000® Value Index was $67 million to $1.7 billion. The size of the companies in the Russell 2000® Value Index and those on which TS&W intends to focus the Fund's investments will change with market capitalizations and the composition of the index. The Fund may also invest in value securities of foreign small capitalization companies that are traded on U.S. securities markets. The value securities in the Fund are primarily common stocks that TS&W believes present a value or potential worth which is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community. TS&W uses its own fundamental research, computer models and proprietary measures of value in managing this Fund. The Fund may sell a security for a variety of reasons, such as when TS&W believes a security has become overvalued or shows deteriorating fundamentals.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, a company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund emphasizes value securities of smaller sized companies, so it is likely to be more volatile than the stock market in general, as measured by the S&P 500 Index. In addition, the value securities in the Fund may never reach what TS&W believes are their full worth and may go down in price.

Investments in foreign equity securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Fund section beginning on page 80.

PERFORMANCE INFORMATION

Prior to July 28, 2003, the PBHG Class Shares of the Fund were known as the TS&W Small Cap Value Fund, LLC. On July 25, 2003, the Fund acquired the assets of the TS&W Small Cap Value Fund LLC. The TS&W Small Cap Value Fund, LLC was managed by Thompson, Siegel & Walmsley, Inc., the Fund's sub-adviser. The investment goal, strategies and policies of the Fund are substantially similar to those of its predecessor, the TS&W Small Cap Value Fund, LLC. However the predecessor fund was not registered under the 1940 Act nor was it subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results.

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the Russell 2000 Value Index, a widely recognized, unmanaged index that tracks the performance of those securities in the Russell 2000® Index with lower price-to-book ratios and lower forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of 2,000 small cap companies. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

The following bar chart shows the returns for the Fund's PBHG Class shares.

Calendar Year Total Returns*



20.00%
15.00%
10.00%
5.00%
0.00%
5.00%
10.00%
15.00%
17.04%
-1.33%
2001
2002

The Fund's year-to-date return as of 6/30/03 was 13.90%.

Best Quarter:	Q2 2001	16.36%
Worst Quarter	Q3 2002	-15.95%

* The returns shown are based on the historical performance of the Fund's predecessor entity (whose inception date was July 31, 2000) which have been restated to reflect the higher expenses applicable to the PBHG Class shares.

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund; and includes both before- and after-tax returns are calculated using the highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Since Inception (7/31/00)
Small Cap Value Fund* — PBHG Class Before Taxes	-1.33%	13.63%
Small Cap Value Fund* — PBHG Class After Taxes on Distributions**	N/A	N/A
Small Cap Value Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	N/A	N/A
Russell 2000® Value Index (Reflects No Deduction for Fees, Expenses or Taxes)	-11.43%	5.34%

* The returns shown are based on the historical performance of the Fund's predecessor entity (whose inception date was July 31, 2000) which have been restated to reflect the higher expenses applicable to the PBHG Class shares.

** Returns After Taxes on Distributions and After Taxes on Distributions and Sale of Fund Shares are not shown for the Fund's predecessor as the predecessor was not registered under the 1940 Act and, unlike a registered investment company, not required to make distributions.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.76%
Total Annual Operating Expenses	1.76%
Fee Waiver and/or Expense Reimbursement	0.26%
Net Expenses	1.50%**

** Other Expenses are based on estimated amounts for the current fiscal year.*

*** These are the expenses you should expect to pay as an investor in this Fund for the fiscal year ending March 31, 2004. That's because for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50% for PBHG Class shares. You should know that in any fiscal year in which the Fund's assets are greater than $75 million and its total annual fund operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) are less than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and the total operating expenses without expense waivers for years two and three. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years
PBHG Class	$153	$529

PBHG REIT Fund

GOAL

The Fund seeks to provide investors with a high total return consistent with reasonable risk.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in equity securities of companies principally engaged in the real estate industry such as "real estate investment trusts" ("REITs"). The Fund's sub-adviser, Heitman, considers a company "principally engaged" in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate. A REIT is a separately managed trust that makes investments in various real estate businesses. A REIT is not taxed on income distributed to its shareholders if, among other things, it distributes to its shareholders substantially all of its taxable income for each taxable year. In addition, the Fund is concentrated, which means it will invest 25% or more of its total assets in the securities of companies principally engaged in the real estate industry.

The Fund seeks to invest in equity securities of companies whose share price trades below Heitman's estimate of their intrinsic value. Based upon extensive fundamental research, Heitman prepares valuation models for each company in its universe in order to identify companies that it believes it is undervalued. The valuation model calculates each company's intrinsic value based on private market transactions, traditional statistical measures like multiple to cash flow as well as relative value. The Fund generally contains between 30-40 securities. Heitman expects to invest fully the assets of the Fund, consequently, Heitman generally expects cash reserves to be less than 5% of the total assets of the Fund.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation or industry changes. These risks are greater for companies with small or medium market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

The Fund is concentrated, which means compared to a non-concentrated fund it invests a higher percentage of its assets in the securities that comprise the real estate industry. As a result, the economic, political and regulatory developments in that industry have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments.

REITs may expose the Fund to similar risks associated with direct investment in real estate. REITs are more dependent upon specialized management skills, have limited diversification and are, therefore, generally dependent on their ability to generate cash flow to make distributions to shareholders.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

Prior to December 14, 2001, the PBHG Class Shares of the Fund were known as the Institutional Class shares of the Heitman Real Estate Portfolio. The Heitman Real Estate Portfolio was a series of UAM Funds Trust. On December 14, 2001, the Fund acquired the assets of the Heitman Real Estate Portfolio. The Heitman Real Estate Portfolio was managed by Heitman, the Fund's sub-adviser. The investment goal, strategies and policies of the Fund are substantially similar to those of its predecessor, the Heitman Real Estate Portfolio.

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the S&P 500 Index, a widely recognized, unmanaged index that measures the performance of large cap stocks across all major industries, and the Wilshire Real Estate Securities Index, a market capitalization weighted index of publicly traded real estate securities, including REITs, real estate operating companies and partnerships. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns


40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
20.10%
3.00%
10.87%
38.06%
21.12%
-15.12%
-1.16%
24.90%
10.41%
2.60%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 14.20%

Best Quarter:	Q1 1993	22.96%
Worst Quarter	Q3 2002	-11.00%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class Shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Past 10 Years
REIT Fund* — PBHG Class Before Taxes	2.60%	3.49%	10.53%
REIT Fund* — PBHG Class After Taxes on Distributions	-1.16%	0.61%	6.99%
REIT Fund* — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	1.88%	1.46%	7.06%
S&P 500 Index (Reflects No Deduction for Fees, Expenses or Taxes)	-22.10%	-0.58%	9.34%
Wilshire Real Estate Securities Index (Reflects No Deduction for Fees, Expenses or Taxes)	2.64%	3.45%	9.97%

* Data includes performance of the Fund's predecessor, whose inception date was March 13, 1989.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.48%
Total Annual Operating Expenses*	1.33%**

* *Total Annual Operating Expenses have been restated to reflect current fees.*

** *These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. However, you should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.50%. You should also know that in any year in which the Fund's assets are greater than $75 million and its total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) are lower than 1.50%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years after September 25, 2002. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$135	$421	$729	$1,601

PBHG Technology & Communications Fund

GOAL

The Fund seeks to provide investors with long-term growth of capital. Current - income is incidental to the Fund's goal.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund, a non-diversified fund, will invest at least 80% of its assets in common stocks of companies doing business in the technology and communications sector of the market. In addition, the Fund is concentrated, which means it will invest 25% or more of its total assets in the group of industries within that sector. These industries may include computer software and hardware, network and cable broadcasting, semiconductors, defense, data storage and retrieval, and biotechnology.

The Fund invests in companies that may be responsible for breakthrough products or technologies or may be positioned to take advantage of cutting-edge developments. The Fund's holdings may range from smaller companies developing new technologies or pursuing scientific breakthroughs to large, blue chip firms with established track records in developing, using or marketing scientific advances.

Pilgrim Baxter uses its own fundamental research, computer models and proprietary measures of valuation, growth and business momentum in managing this Funds. Generally speaking, the Fund may sell a security for a variety of reasons, such as when it shows a deterioration in its business fundamentals such as a deceleration in business momentum or a failure to achieve expected earnings or to invest in a company with more attractive growth prospects.

MAIN INVESTMENT RISKS

The Fund is non-diversified, which means it invests a higher percentage of its assets in a more limited number of stocks than a diversified fund. As a result, the price change of a single security has a greater impact on the Fund's net asset value and will cause its shares to fluctuate in value more than it would in a diversified fund.

The Fund is concentrated, which means, compared to a non-concentrated fund, it invests a higher percentage of its assets in the group of industries within the technology and communications sector of the market. As a result, the economic, political and regulatory developments in a particular industry have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments.

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in the financial markets, the company's individual situation, or industry changes. These risks are greater for companies with smaller market capitalizations because they tend to be less liquid, have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group than larger, more established companies.

Securities of technology and communications companies are strongly affected by worldwide scientific and technological developments and governmental laws, regulations and policies and, therefore, are generally more volatile than securities of companies not dependent upon or associated with technology and communications issues.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the PSE Technology Index®. The PSE Technology Index®, the Fund's current benchmark index, is a price-weighted index of the top 100 U.S. technology stocks. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
-100.00%
54.42%
3.32%
26.00%
243.89%
-43.69%
-52.38%
-54.48%
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 17.83%

Best Quarter:	Q4 1999	111.54%
Worst Quarter	Q3 2000	-50.95%

Average Annual Total Returns as of 12/31/02

The table below provides average annual total return information for the Fund's PBHG Class shares, and includes both before- and after-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

	Past 1 Year	Past 5 Years	Since Inception (9/29/95)
Technology & Communications Fund — PBHG Class Before Taxes	-54.48%	-11.96%	-0.29%
Technology & Communications Fund — PBHG Class After Taxes on Distributions	-54.48%	-13.22%	-1.64%
Technology & Communications Fund — PBHG Class After Taxes on Distributions and Sale of Fund Shares**	-33.45%	-7.63%	0.88%
PSE Technology Index®* (Reflects No Deduction for Fees, Expenses or Taxes)	-33.14%	9.79%	12.15%

*The since inception return for the PSE Technology Index® was calculated as of September 30, 1995.

** When the return after taxes on distributions and sale of Fund shares is higher than the return after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in this Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.69%
Total Annual Operating Expenses	1.54%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$157	$486	$839	$1,834

PBHG Intermediate Fixed Income Fund

GOAL

The Fund seeks to provide investors with a high level of current income consistent with relative stability of principal.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its assets in a diversified portfolio of fixed income securities of varying maturities. The Fund's average duration is typically expected to range from 75% to 125% of the average duration of the Lehman Brothers Intermediate Aggregate Bond Index based upon the Dwight's forecast for interest rates. The Fund's dollar weighted average maturity will be more than 3 years and less than 10 years. The Fund invests primarily in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities ("junk bonds"). The Fund may also invest in derivative instruments such as options, futures contracts, and options on indicies and may engage in certain investment techniques which create market exposure such as dollar rolls.

Dwight uses its own fundamental investment and credit research in selecting fixed income securities for the Fund's portfolio. Dwight's security selection process is focused primarily on relative yield, sector and asset class allocation in addition to duration management.

MAIN INVESTMENT RISKS

The value of your investment in the Fund may go down, which means you could lose money.

The price of the securities in the Fund will fluctuate. These price movements may occur because of changes in interest or currency rates, the financial markets, a company's individual situation, or industry changes.

Failure of a company to make timely interest or principal payments or a decline in the credit quality of an issuer, may cause such company's bond price to fall. These risks may be greater for companies whose bonds are rated less than investment grade (i.e., junk bonds) because of their greater risk of default.

Bond prices tend to move inversely with changes in interest rates. An increase in interest rates will generally cause bond prices to fall, which will affect the Fund's net asset value. Bonds with a longer maturity or effective duration may be more sensitive to changes in interest rates. With respect to mortgage-backed securities, falling interest rates may cause these securities to be pre-paid earlier than expected due to homeowners refinancing their home mortgages, which will alter the Fund's expected cash flows.

Some bonds are subject to being prepaid or called by their issuer, which would alter the Fund's expected cash flow.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Fund section beginning on page 80.

PERFORMANCE INFORMATION

Performance information is not presented since the Fund is new. For a discussion of the past performance of a composite of separate accounts managed by the Fund's sub-adviser pursuing the same objective and employing the same investment strategy as the Fund, see "Related Performance Information" on page 68 of this prospectus.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.40%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.59%
Total Annual Operating Expenses	0.99%
Less: Fee Waiver (and/or) Expense Reimbursement**	0.14%
Net Expenses**	0.85%

** Other expenses are based on estimated amounts for the current fiscal year.*

*** These are the expenses you should expect to pay as an investor in this Fund for the fiscal year ending March 31, 2004. You should know that for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses of shares of the Fund (exclusive of certain expenses such as service fees, brokerage commissions and extraordinary expenses) do not exceed 0.85%. You should also know that in any year in which the Fund's assets are greater than $75 million and its total annual operating expenses (exclusive of certain expenses such as service fees, brokerage commissions and extraordinary expenses) are lower than 0.85%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and total annual fund operating expenses without expense waivers for year two and three. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years
PBHG Class	$ 87	$301

RELATED PERFORMANCE INFORMATION

Shown below is performance information for a composite of separate accounts managed by the same Dwight investment professionals that have primary responsibility for the day-to-day management of the Fund. The composite is comprised of all of the separate accounts that are managed with the same investment objective and strategy, and are subject to substantially identical investment policies and techniques as the Fund. The results presented are not intended to predict or suggest the return to be experienced by the Fund or the return that an individual investor might achieve by investing in the Fund. The Fund's results may be different from the separate accounts because of, among other things, differences in fees and expenses, and because private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940, as amended (the "1940 Act") and the Internal Revenue Code, as amended, which, if applicable, may have adversely affected the performance of the composite. The performance data shown is net of all fees and expenses of the separate accounts, which fees and expenses are lower than those estimated for the Fund. Use of the Fund's estimated expenses would have lowered the composite performance results. Past performance results of a composite of similarly managed separate accounts is not indicative of the Fund's future performance.

Year Ended March 31, 2003[1]	Since Inception (March 1, 2001)[1]
10.69%	8.68%

[1] The above returns were calculated using the performance measurement standards of the Association for Investment Management Research ("AIMR"). Results may have been different if the SEC method of calculating total return had been used instead of the AIMR method. The results shown above (a) represent discretionary, fee paying, separate accounts under management for at least six months, (b) reflect the reinvestment of any interest payments or capital gains, and (c) are shown after deduction of advisory, brokerage or other expenses.

PBHG IRA Capital Preservation Fund

GOAL

The Fund seeks to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable net asset value per share (NAV).

MAIN INVESTMENT STRATEGIES

The Fund is designed to produce current income, while seeking to maintain an NAV that is considerably more stable than a typical high-quality fixed-income fund. Like other high-quality fixed-income funds, the Fund invests primarily in debt securities that a nationally recognized statistical rating agency (rating agency), such as Moody's Investors Service or Standard & Poor's Rating Group, has rated in its top rating category at the time of purchase. The Fund may also invest in:

- Liquid short-term investments, such as money market instruments, that a rating agency has rated in one of its top two short-term rating categories at the time of purchase; and
- Commingled pools of debt securities having similar characteristics to the Fund, or other debt securities.

Unlike other funds, the Fund seeks to stabilize its NAV by purchasing wrapper agreements from financial institutions, such as insurance companies and banks (wrap providers) that a rating agency has rated in one of its top two rating categories at the time of purchase. The Fund expects to purchase enough wrapper agreements to cover all of its debt securities, but not its cash, cash equivalents or other liquid short-term investments. A wrapper agreement is a mechanism offered by banks and insurance companies that assists the Fund in seeking to protect principal. Wrapper agreements obligate wrap providers or the Fund to make payments to each other to offset changes in the market value of certain of the Fund's assets. These payments are designed to enable the Fund to pay redeeming shareholders an amount equal to the purchase price of the Fund's assets plus accrued income. For example, if a shareholder redemption requires the Fund to sell a security for less than its purchase price plus accrued income, the wrapper agreement would obligate the wrap provider to pay the Fund the difference, and vice versa.

MAIN INVESTMENT RISKS

While the Fund attempts to provide a stable NAV through the use of wrapper agreements, the value of your investment in the Fund may go down, which means you could lose money.

The Fund cannot guarantee that the combination of securities and wrapper agreements will provide a constant NAV or current income. By purchasing wrapper agreements, the Fund also trades some of the potential for capital appreciation and the ability to maximize its yield for protection from a decline in the value of its holdings caused by changes in interest rates.

The Fund may have to maintain a specified percentage of its total assets in short-term investments to cover redemptions and Fund expenses. This may result in a lower return for the Fund than if it had invested in longer-term debt securities.

The Fund is not a money market fund and it presents risks not present in money market funds. The net asset value of the Fund is not fixed at $1.00 per share like a money market fund, although the wrapper agreements that the Fund purchases are likely to cause the net asset value of the Fund to be considerably more stable than a typical high-quality fixed-income fund. A money market fund will generally have a shorter average maturity than the Fund and its yield will tend to more closely track the direction of current market rates than the yield of the Fund.

If the Fund's attempts to stabilize its NAV through the use of wrapper agreements fail, the value of its investments could fall because of changes in interest rates. Rising interest rates tend to cause the prices of debt securities (especially those with longer maturities), and the Fund's share price, to fall. Rising interest rates may also cause investors to pay off mortgage-backed and asset-backed securities later than anticipated, forcing the Fund to keep its money invested at lower rates. Falling interest rates, however, generally cause investors to pay off mortgage-backed and asset-backed securities earlier than expected, forcing the Fund to reinvest the money at a lower interest rate.

Because there is no active trading market for wrapper agreements, the Fund's investments in wrapper agreements are considered illiquid. In an effort to minimize this risk, the Fund limits its investments in illiquid securities, including wrapper agreements, to 15% of net assets.

Wrap providers do not typically assume the credit risk associated with the issuer of any covered assets. Therefore, if an issuer of a security defaults on payments of principal or interest or has its credit rating downgraded, the Fund may have to sell covered assets quickly and at prices that may not fully reflect their current carrying value. Downgrades below investment grade and defaults by the issuer of covered assets usually will cause the wrap provider to remove such assets from the coverage of a wrapper agreement. As a result, NAV could decline.

Similarly, a downgrade in the credit rating of a wrapper provider may require the Fund to replace the wrapper provider, although there is no guarantee that a replacement will be available. Such a downgrade may cause a decline in NAV, including a decline resulting from the application of the Fund's fair value procedures.

The Fund may buy and sell investments relatively often. Such a strategy often involves higher expenses, including brokerage commissions. The sale of Fund securities may generate capital gains which, when distributed, may be taxable to you.

Although the Fund strives to achieve its goal, it cannot guarantee that the goal will be achieved.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

Prior to January 11, 2002, the PBHG Class Shares of the Fund were known as the Institutional Class shares of the IRA Capital Preservation Portfolio, a series of UAM Funds Trust. On January 11, 2002, the Fund acquired the assets of the IRA Capital Preservation Portfolio. The IRA Capital Preservation Portfolio was managed by Dwight Asset Management Company, the Fund's sub-adviser. The investment goal, strategies and policies of the Fund are substantially similar to those of its predecessor, the IRA Capital Preservation Portfolio.

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the Ryan 5-Year GIC Master Index, an unmanaged index of GIC contracts held for five years with an arithmetic mean of market rates of $1 million. The Ryan Index is representative of the returns' stability provided by the Fund's wrapper agreements. Performance is also shown for the Lipper Money Market Funds Average which represents the average performance of all mutual funds classified by Lipper, Inc. in the money market category. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance does not indicate how it will perform in the future.

Calendar Year Total Return


8.00%
6.00%
4.00%
2.00%
0.00%
6.78%
6.05%
4.57%
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 1.85%

Best Quarter:	Q3 2000	1.74%
Worst Quarter	Q3 2002	1.10%

Average Annual Total Returns as of 12/31/02

	Past 1 Year	Since Inception (8/31/99)
IRA Capital Preservation Fund* — PBHG Class	4.57%	5.90%
Ryan 5-Year GIC Master Index (Reflects No Deduction for Fees, Expenses or Taxes)	6.33%	6.50%
Lipper Money Market Funds Average (Reflects No Deduction for Fees, Expenses or Taxes)	1.32%	3.52%

* Data includes performance of the Fund's predecessor, whose inception date was August 31, 1999.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

The Fund may charge a redemption/exchange fee that would be paid directly from your investment. Shareholders pay this redemption/exchange fee when they redeem or exchange shares held for less than twelve months. For more information, see "Redemption/Exchange Fee for IRA Capital Preservation Fund" in the section on "Selling Shares."

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Redemption/Exchange Fee *(as a percentage of amount redeemed or exchanged)*	2.00%
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.74%
Total Annual Operating Expenses	1.34%
Fee Waiver and/or Expense Reimbursement	0.09%
Net Expenses	1.25%

** These are the expenses you should expect to pay as an investor in PBHG Class shares of this Fund for the fiscal year ending March 31, 2004. That's because for the fiscal year ending March 31, 2004, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.25%. In addition to the contractual fee waiver, Pilgrim Baxter has voluntarily agreed to waive that portion, if any, of the annual management fees payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses of PBHG Class shares of the Fund (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) do not exceed 1.00%. You should know that in any year in which the Fund's assets are greater than $75 million and its total annual operating expenses (exclusive of certain expenses such as brokerage commissions and extraordinary expenses) are lower than 1.25%, the Fund's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Fund's behalf during the previous two fiscal years after September 25, 2002. The Board made no reimbursement election during the fiscal year ended March 31, 2003.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses reflect net operating expenses for the one-year period and total operating expenses without expense waivers for years two through ten. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$335	$416	$725	$1,605

You Would Pay the Following If You Did Not Redeem Your Shares	1 Year	3 Years	5 Years	10 Years
PBHG Class	$127	$416	$725	$1,605

PBHG Cash Reserves Fund

GOAL

The Fund seeks to provide investors with current income while preserving principal and maintaining liquidity.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests exclusively in short-term U.S. dollar-denominated debt obligations of U.S. or foreign issuers. These obligations must be rated in one of the two highest rating categories by any two nationally recognized rating organizations or unrated securities that Pilgrim Baxter and Wellington Management, the Fund's sub-adviser, determines are of comparable quality. The Fund's holdings are primarily U.S. money market instruments, such as CDs, commercial paper and corporate obligations, that Pilgrim Baxter or Wellington Management believe offer the most attractive income potential without undue risk. The Fund may sell a security for a variety of reasons, such as to respond to a change in an issuer's financial condition.

MAIN INVESTMENT RISKS

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Your investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency.

The price of the money market instruments in the Fund will fluctuate. These price movements may occur because of, among other things, changes in the financial markets or the issuer's individual financial situation. These risks are greater for foreign money market instruments. Investments in foreign money market instruments involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

Although the Fund strives to maintain a consistent share price and to achieve its goal, it cannot guarantee that the constant share price or goal will be achieved.

For more information on this Fund's investment strategies and the associated risks, please refer to the More About the Funds section beginning on page 80.

PERFORMANCE INFORMATION

The bar chart below and the performance table on the next page illustrate the risks and volatility of an investment in the Fund. The bar chart shows you how the Fund's performance has varied from year to year. The performance table compares the Fund's performance over time to that of the Lipper Money Market Funds Average, a widely recognized composite of money market funds that invest in one of the two highest credit quality short-term money market instruments. Both the chart and the table assume reinvestment of dividends and distributions. Of course, the Fund's past performance (before and after taxes) does not indicate how it will perform in the future.

Calendar Year Total Returns



6.00%
4.00%
2.00%
0.00%
4.91%
5.08%
5.00%
4.60%
5.96%
3.58%
1.11%
1996
1997
1998
1999
2000
2001
2002

The Fund's year-to-date return as of 6/30/03 was 0.23%

Best Quarter:	Q3 2000	1.55%
Worst Quarter	Q4 2002	0.24%

Average Annual Total Returns as of 12/31/02

	Past 1 Year	Past 5 Years	Since Inception (4/4/95)
Cash Reserves Fund — PBHG Class Before Taxes	1.11%	4.03%	4.41%
Lipper Money Market Funds Average* (Reflects No Deduction for Fees, Expenses or Taxes)	1.32%	4.17%	4.27%

*The since inception return for the Lipper Money Market Funds Average was calculated from March 31, 1995.

TO OBTAIN INFORMATION ABOUT THE FUND'S CURRENT YIELD, CALL 1-800-433-0051.

FEES AND EXPENSES

This table summarizes the shareholder fees and annual operating expenses you would pay as an investor in the Fund.

Fees and Expenses Table	PBHG Class
Shareholder Fees *(fees paid directly from your investment)*	None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*	
Management Fees	0.30%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.50%
Total Annual Operating Expenses*	0.80%

* *Total Annual Operating Expenses have been restated to reflect current fees.*

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown. The example is hypothetical. Your actual costs may be higher or lower.

Your Cost Over	1 Year	3 Years	5 Years	10 Years
PBHG Class	$82	$255	$444	$990

More About the Funds

The following discussion and table describes the main investment strategies discussed in the Fund Summaries section of this Prospectus in greater detail. From time to time, the Funds employ other investment practices, which are also described in the table and in the Statement of Additional Information. The back cover of this Prospectus explains how you can get a copy of the Statement of Additional Information.

Our Investment Strategies

Emerging Growth, Growth, Large Cap 20, Large Cap Growth, Select Growth, Strategic Small Company and Technology & Communications Funds

Pilgrim Baxter believes that discipline and consistency are important to long-term investment success. This belief is reflected in its investment process. Pilgrim Baxter uses a quantitative and fundamental investment process that is extremely focused on business momentum, as demonstrated by such things as earnings or revenue and sales growth.

Pilgrim Baxter begins its investment process by creating a universe of companies exhibiting strong growth characteristics. That universe is continually updated. Pilgrim Baxter then ranks each company in its universe using proprietary software and research models that incorporate attributes of successful growth like positive earnings surprises, upward earnings estimate revisions, and accelerating sales and earnings growth. Finally, using its own fundamental research and a bottom-up approach to investing, Pilgrim Baxter evaluates each company's business momentum, earnings quality and whether the company can sustain its current growth trend. Pilgrim Baxter believes that through this highly disciplined investment process, it is able to construct a portfolio of investments with strong, sustainable growth characteristics.

Pilgrim Baxter's decision to sell a security depends on many factors. Generally speaking, Pilgrim Baxter may sell a security when there is a deterioration in its business fundamentals, such as a deceleration in business momentum or a failure to achieve expected earnings.

Focused, Large Cap, Mid-Cap, Small Cap and Strategic Small Company Funds

Pilgrim Baxter's blend investment process is both quantitative and fundamental. In seeking to identify attractive investment opportunities for the Focused, Large Cap, Mid-Cap and Small Cap Funds and the blend portion of the Strategic Small Company Fund, Pilgrim Baxter first creates a universe of more than 8,000 companies whose current share price seems lower than their current or future worth. Pilgrim Baxter considers factors like a company's earnings power vs. its current stock price, its dividend income potential, its price-to-earnings ratio vs. similar companies, its competitive advantages, like brand or trade name or market niche, its management team and its current and future business prospects. Lastly, using its own fundamental research and a bottom-up approach to investing, Pilgrim Baxter identifies those companies which are currently out of market favor but have the potential to achieve significant appreciation as the marketplace recognizes their fundamental value.

Pilgrim Baxter's decision to sell a security depends on many factors. Generally speaking, however, Pilgrim Baxter considers selling a security when it becomes overvalued relative to the market, shows deteriorating fundamentals or falls short of Pilgrim Baxter's growth expectations.

Cash Reserves Fund

In managing the PBHG Cash Reserves Fund, Wellington Management uses macro-economic and fundamental company analysis to seek securities with an acceptable maturity, that are marketable and liquid, offer competitive yields and are issued by issuers that are on a sound financial footing. Wellington Management also considers factors such as the anticipated level of interest rates and the maturity of individual securities relative to the maturity of the Fund as a whole. The purchase of single rated or unrated securities by Wellington Management is subject to the approval or ratification by the Fund's Board of Trustees.

Clipper Focus Fund

PFR invests like a long-term business partner would invest — it values a company's assets, projects long-term free cash flows and seeks shareholder-oriented management. PFR's investment process is very research intensive and includes meeting with company management, competitors and customers. Some of the major factors that PFR considers when appraising an investment include balance sheet strength and the ability to generate earnings and free cash flow. PFR's analysis gives little weight to current dividend income.

Disciplined Equity Fund

Analytic begins the stock selection process by ranking stocks according to their one-month expected return. Analytic then uses a process called "portfolio optimization" to select securities that it believes will:

- Maximize expected returns for the Fund;
- Minimize expected volatility relative to its benchmark; and
- Diversify the assets of the Fund among industries, sectors, and individual securities.

Analytic monitors the stocks held by the Fund on a real-time basis for developments in terms of news events (such as lawsuits or takeover bids) and significant changes in fundamental factors. Analytic sells a security when it believes the incremental benefit from the sale exceeds the associated transaction costs.

Intermediate Fixed Income Fund

Dwight selects securities through an active strategy focused primarily on relative yield, sector, security and duration management to seek returns in excess of those of the benchmark index, the Lehman Brothers Intermediate Aggregate Bond Index. In structuring and managing the Fund's portfolio, Dwight seeks to enhance yield through selective allocation among the various asset classes in which the Fund may invest, such as mortgage, asset-backed and corporate securities. Dwight also evaluates the potential performance of various bond market sectors, then allocates investments among those sectors it believes will perform best. Further, Dwight reviews individual securities to identify issuers and issues that will add value to the portfolio. Based on its interest rate outlook, Dwight may engage in duration management within the overall limits described above. Finally, Dwight looks for relative value in certain parts of the yield curve. Dwight's investment process may evolve over time, and the extent to which Dwight employs the above or any other strategies at any one time will vary.

IRA Capital Preservation Fund

While not fixed at a $1.00 per share like a money market fund, the wrapper agreements are likely to cause the net asset value of the Fund to be considerably more stable than a typical high-quality fixed-income fund. A money market fund will generally have a shorter average maturity than the Fund and its yield will tend to more closely track the direction of current market rates than the yield of the Fund. Over the long-term, however, Dwight believes the Fund's mix of investments and longer average duration will offset those differences by producing higher returns than a money-market fund.

REIT Fund

Heitman analyzes and selects investments that it believes will provide a relatively high and stable yield and are good prospects for future growth in dividends. Most of these companies specialize in a particular geographic region or specialize in one or two product types, such as office buildings, shopping centers, industrial complexes, and hotels.

Small Cap Value Fund

TS&W employs a value-oriented approach to investing. The investment process is based on a four-factor valuation model. Parts one and two of the model attempt to assess a company's discount to private market value relative to other small cap stocks. The third factor considers the relative earnings prospects of the company. The fourth factor involves loking at the company's recent price action. TS&W generally limits its investment universe to those companies with a minimum of three years of sound operating history. TS&W's decision to sell a security depends on many factors.

All Funds

Each Fund may invest 100% of its total assets in cash or U.S. dollar-denominated high quality short-term debt instruments, such as U.S. Government securities, for temporary defensive purposes to maintain liquidity when economic or market conditions are unfavorable for profitable investing. These types of investments typically have a lower yield than other longer-term investments and lack the capital appreciation potential of securities, like common stocks. In addition, while these investments are generally designed to limit a Fund's losses, they can prevent a Fund from achieving its investment goal.

Each Fund is actively managed, which means the Fund's manager may frequently buy and sell securities. Frequent trading increases a Fund's turnover rate and may increase transaction costs, such as brokerage commissions. Increased transaction costs could detract from a Fund's performance. In addition, the sale of Fund securities may generate capital gains which, when distributed, may be taxable to you.

Each of the Emerging Growth, Strategic Small Company, Small Cap, Small Cap Value, Mid-Cap, Large Cap Growth, Large Cap 20, Large Cap, Technology & Communications, Disciplined Equity, REIT and Intermediate Fixed Income Funds has a non-fundamental policy that states under normal conditions, it will invest at least 80% of net assets plus the amount of any borrowings for investment purposes in the type of investments suggested by its name. Each Fund will provide notice to its respective shareholders at least 60 days prior to any change to this investment policy.

EQUITY SECURITIES

Shares representing ownership or the right to ownership in a corporation. Each Fund (except the Cash Reserves Fund) may invest in the following types of securities: common and preferred stocks, convertible securities, warrants and rights.

Potential Risks

Equity security prices fluctuate over time. Security prices may fall as a result of factors that relate to the company, such as management decisions or lower demand for the company's products or services.

Equity security prices may fall because of factors affecting companies in a number of industries, such as increased production costs.

Equity security prices may fall because of changes in the financial markets, such as interest rates or currency exchange rate changes.

Equity securities may well underperform more stable investments (such as bonds and cash) in the short term.

Potential Returns

Equity securities have generally outperformed more stable investments (such as bonds and cash equivalents) over the long term.

Policies to Balance Risk and Return

Pilgrim Baxter, PFR, Analytic, TS&W and Heitman focus their active management on securities selection, the area they believe their respective investment methodologies can most enhance a Fund's performance.

Pilgrim Baxter, PFR, TS&W and Heitman maintain a long-term investment approach and focus on securities they believe can appreciate over an extended time frame, regardless of interim fluctuations. Analytic continuously monitors equity securities held by the Fund for developments that effect fundamental factors and sells an equity security when it believes the incremental benefit from the sale exceeds the associated transaction costs.

Under normal circumstances, each Fund (except the Cash Reserves Fund and the IRA Capital Preservation Fund) intends to remain fully invested, with at least 65% (or in some cases, 80%) of its assets in securities.

GROWTH SECURITIES

Equity securities that Pilgrim Baxter believes have or are expected to have strong sales and earnings growth and capital appreciation potential and will grow faster than the economy as a whole.

Potential Risks

See Equity Securities.

Growth securities may be more sensitive to changes in business momentum and earnings than other securities because they typically trade at higher earnings multiples.

The growth securities in a Fund may never reach what Pilgrim Baxter believes are their full value and may even go down in price.

Potential Returns

See Equity Securities.

Growth securities may appreciate faster than non-growth securities.

Growth Securities Continued.

Policies to Balance Risk and Return

See Equity Securities.

In managing a Fund, Pilgrim Baxter uses its own software and research models which incorporate important attributes of successful growth. A key attribute of successful growth is positive business momentum as demonstrated by earnings or revenue and sales growth, among other factors. Pilgrim Baxter's investment process is extremely focused on companies which exhibit positive business momentum.

Pilgrim Baxter considers selling a security when its anticipated appreciation is no longer probable, alternative investments offer superior appreciation prospects or the risk of a decline in its market price is too great or a deterioration in business fundamentals occurs or is expected to occur.

VALUE SECURITIES

Equity securities that TS&W and PFR believe are currently underpriced using certain financial measurements, such as their price-to-earnings ratio and earnings power.

Potential Risks

See Equity Securities.

Value companies may have experienced adverse business developments or may be subject to special risks that have caused their securities to be out of favor.

The value securities in a Fund may never reach what Pilgrim Baxter, TS&W or PFR believes are their full value and may even go down in price.

Potential Returns

See Equity Securities.

Value securities may produce significant capital appreciation as the market recognizes their full value.

Policies to Balance Risk and Return

See Equity Securities.

In managing the Clipper Focus and Small Cap Value Funds, PFR and TS&W each use its own research, computer models and measures of value.

PFR considers selling a security when its share price reaches PFR's estimate of its intrinsic value.

The other Funds do not focus specifically on Value Securities.

FOREIGN EQUITY SECURITIES

Securities of foreign issuers, including ADRs, European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs"). ADRs are certificates issued by a U.S. bank that represent a bank's holdings of a stated number of shares of a foreign corporation. An ADR is bought and sold in the same manner as U.S. securities and is priced in U.S. dollars. EDRs and GDRs are also receipts that represent a stated number of shares of a foreign corporation, only they are issued by a non-U.S. bank or a foreign branch of a U.S. bank. EDRs and GDRs are generally designed for use on foreign exchanges and are typically not priced in U.S. dollars. ADRs, EDRs and GDRs each carry most of the risks of investing directly in foreign equity securities.

Potential Risks

Foreign security prices may fall due to political instability, changes in currency exchange rates, foreign economic conditions or inadequate regulatory and accounting standards.

Although ADRs, EDRs and GDRs are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies, they are also subject to many of the risks associated with investing directly in foreign securities.

Foreign investments, especially investments in emerging or developing markets, can be riskier and more volatile than investments in the United States. Adverse political and economic developments or changes in the value of foreign currency can make it harder for a Fund to sell its securities and could reduce the value of your shares. Differences in tax and accounting standards and difficulties in obtaining information about foreign companies can negatively affect investment decisions. Unlike more established markets, emerging markets may have governments that are less stable, markets that are less liquid and economies that are less developed.

The adoption of the euro as the common currency of the European Economic and Monetary Union (the "EMU") presents some uncertainties and possible risks, such as changes in relative strength and value of major world currencies, adverse tax consequences, and increased price competition among and between EMU and non-EMU countries. These uncertainties and possible risks could adversely affect the Funds.

Potential Returns

Favorable exchange rate movements could generate gains or reduce losses. Foreign investments, which represent a major portion of the world's securities, offer attractive potential performance and opportunities for diversification.

Foreign Equity Securities Continued

Policies to Balance Risk and Return

In managing the Disciplined Equity Fund, Analytic will select foreign securities according to the same standards they apply to domestic securities.

Disciplined Equity Fund may invest up to 20% of its total assets in foreign securities. Every other Fund, except Clipper Focus, REIT and IRA Capital Preservation Funds, limits the amount of total assets it invests in securities of foreign issuers not traded in the U.S. to 15% (ADRs are not included in these limits). The Clipper Focus, REIT and IRA Capital Preservation Funds do not currently intend to invest a significant portion of their assets in foreign securities.

MONEY MARKET INSTRUMENTS

High quality, short-term U.S. and foreign debt instruments denominated in U.S. dollars, including bank obligations (such as CDs, time deposits, bankers' acceptances, and banknotes), commercial paper, corporate obligations (including asset-backed securities), government obligations (such as U.S. Treasury, agency or foreign government securities), short-term obligations issued by state and local governments, and repurchase agreements.

Potential Risks

Money market instrument prices fluctuate over time.

Money market instrument prices may fall as a result of factors that relate to the issuer, such as a credit rating downgrade.

Money market instrument prices may fall because of changes in the financial markets, such as interest rate changes.

Potential Returns

Money market instruments have greater short-term liquidity, capital preservation and income potential than longer-term investments such as stocks. This will help contribute to the stability of the Fund's NAV.

Policies to Balance Risk and Return

The Cash Reserves Fund follows strict SEC rules about credit risk, maturity and diversification of its investments.

The money market instruments and other liquid short-term investments in which the IRA Capital Preservation Fund invests will be rated in one of the top two short-term ratings categories of a rating agency at the time of purchase.

The Intermediate Fixed Income Fund will generally invest in money market instruments for temporary defensive, duration management or cash management purposes.

The other Funds only invest in money market instruments for temporary defensive or cash management purposes.

SMALL AND MEDIUM SIZED COMPANY SECURITIES

Potential Risks

Small and medium sized company securities involve greater risk and price volatility than larger, more established companies because they tend to have more limited product lines, markets and financial resources, such as access to capital, and may be dependent on a smaller and more inexperienced management group. In addition, small and medium sized company securities may trade much less frequently than securities of larger companies, making the prices of these securities subject to greater volatility.

Potential Returns

Small and medium sized company securities may appreciate faster than those of larger, more established companies for many reasons. For example, small and medium sized companies tend to have younger product lines whose distribution and revenues are still maturing.

Policies to Balance Risk and Return

See Equity Securities/Growth Securities/Value Securities.

Pilgrim Baxter focuses on small and medium sized companies with strong balance sheets that it expects will exceed consensus earnings expectations.

In analyzing medium sized companies for Disciplined Equity Fund, Analytic screens for such factors as company fundamentals, liquidity and risk.

TECHNOLOGY OR COMMUNICATIONS COMPANY SECURITIES

Securities of companies that rely extensively on technology or communications in their product development or operations or are expected to benefit from technological advances and improvements.

Potential Risks

Technology or communications company securities are strongly affected by worldwide scientific and technological developments and governmental laws, regulations and policies, and, therefore, are generally more volatile than companies not dependent upon or associated with technology or communications issues.

Potential Returns

Technology or communications company securities offer investors significant growth potential because they may be responsible for breakthrough products or technologies or may be positioned to take advantage of cutting-edge, technology-related developments.

Technology or Communications Company Securities Continued.

Policies to Balance Risk and Return

Although the Technology & Communications Fund will invest 25% or more of its total assets in one or more of the industries within the technology and communications sector, the Fund seeks to strike a balance among the industries in which it invests in an effort to lessen the impact of negative developments in the technology and communications sector. None of the other Funds concentrate their investments in the groups of industries within the technology and communications sector of the market.

OVER-THE COUNTER ("OTC") SECURITIES

Securities that are not listed and traded on an organized exchange, but are bought and sold through a computer network.

Potential Risks

OTC securities are not traded as often as securities listed on an exchange. So, if a Fund were to sell an OTC security, it might have to offer the security at a discount or sell it in smaller share lots over an extended period of time.

Potential Returns

Increases the number of potential investments for a Fund.

OTC securities may appreciate faster than exchange-traded securities because they are typically securities of younger, growing companies.

Policies to Balance Risk and Return

Pilgrim Baxter, PFR and Analytic use a highly disciplined investment process that seeks to, among other things, identify quality investments that will enhance a Fund's performance.

ILLIQUID SECURITIES

Securities that do not have a ready market and cannot be easily sold within seven days at approximately the price that the Fund has valued them.

Potential Risks

A Fund may have difficulty valuing these securities precisely.

A Fund may be unable to sell these securities at the time or price it desires.

Potential Returns

Illiquid securities may offer more attractive yields or potential growth than comparable widely traded securities.

Policies to Balance Risk and Return

The Cash Reserves Fund may not invest more than 10% of its net assets in illiquid securities.

Every other Fund may not invest more than 15% of its net assets in illiquid securities.

BEST AVAILABLE COPY

DERIVATIVES

Investments such as forward foreign currency contracts, futures, over-the-counter options, options on futures, options and swaps, whose value is based on an underlying asset or economic factor.

Potential Risks

The value of derivatives are volatile.

Because of the low margin deposits required, derivatives often involve an extremely high degree of leverage. As a result, a relatively small price movement in a derivative may result in immediate and substantial loss, as well as gain, to the investor. Successful use of a derivative depends on the degree to which prices of the underlying assets correlate with price movements in the derivatives a Fund buys or sells. A Fund could be negatively affected if the change in market value of its securities fails to correlate perfectly with the values of the derivatives it purchased or sold. Thus, a use of derivatives may result in losses in excess of the amount invested.

Potential Returns

Derivatives may be used for a variety of purposes, including:

- To reduce transaction costs;
- To manage cash flows;
- To maintain full market exposure, which means to adjust the characteristics of its investments to more closely approximate those of its benchmark;
- To enhance returns; and
- To protect a Fund's investments against changes resulting from market conditions (a practice called "hedging").

Policies To Balance Risk and Return

Each Fund may use derivatives selectively for hedging, to reduce transaction costs or to manage cash flows.

To the extent a Fund enters into derivatives, it will, when necessary, segregate cash or other liquid assets equal to the settlement amount with its custodian to cover the contract. When a Fund sells certain derivative contracts, it will hold at all times the instruments underlying the contracts.

WRAPPERS

A wrapper agreement obligates the wrap provider and IRA Capital Preservation Fund to make certain payments to each other in exchange for an annual premium paid by the IRA Capital Preservation Fund. Payments made under the wrapper agreement are designed so that when the Fund liquidates assets covered by the wrapper agreement ("covered assets") in order to pay for shareholder redemptions, the Fund is entitled to receive the purchase price plus the accrued income of the liquidated covered assets, rather than the market value of the covered assets. The terms of the wrapper agreements vary concerning when payments must actually be made between the Fund and the wrap provider. Wrapper agreements typically provide for settlement when the wrapper agreement terminates or the Fund sells all of the covered assets.

Potential Risks

Under a typical wrapper agreement, if a shareholder redemption requires the Fund to sell a security for more than its purchase price plus accrued income, the Fund will be obligated to pay the wrap provider the difference.

The costs the Fund incurs when buying wrapper agreements will reduce its return and as a result it may not perform as well as other high-quality fixed-income funds of comparable duration.

The Fund might not be able to replace existing wrapper agreements with other suitable wrapper agreements if (1) they mature or terminate or (2) the wrap provider defaults or has its credit rating lowered. The Fund may be unable to obtain suitable wrapper agreements or may elect not to cover some or all of its assets with wrapper agreements. This could occur if wrapper agreements are not available or if the adviser believes that the terms of available wrapper agreements are unfavorable. Under these circumstances, the Fund may not be able to maintain a stable NAV.

The wrappers employed by the IRA Capital Preservation Fund will not cover the Fund's money market instruments, and therefore will not protect the stability of the Fund's NAV from price fluctuations in money market instruments. Further, the Fund may be unable to maintain a stable value if an applicable government or self-regulatory agency (e.g., the Securities and Exchange Commission or the Financial Accounting Standards Board) determines that the current procedures used by the Fund to value the wrapper agreements are inappropriate. If that should occur, the Fund's Board of Trustees would review the Fund's valuation methodologies, investment objective, policies and procedures.

Potential Returns

Under a typical wrapper agreement, if a shareholder redemption requires the Fund to sell a covered asset for less than its purchase price plus accrued income, the wrap provider will be obligated to pay the Fund the difference.

Policies To Balance Risk and Return

Normally, the Fund expects the sum of the total value of its wrapper agreements plus the total market value of all of its covered assets to equal the purchase price plus accrued income of its covered assets, resulting in a stable NAV.

REIT SECURITIES

A separately managed trust that makes investments in various real estate businesses. An equity REIT may own real estate and pass the income it receives from rents from the properties, or the capital gain it receives from selling a building, to its shareholders. A mortgage REIT specializes in lending money to building developers and passes the interest income it receives from the mortgages to shareholders. A hybrid REIT combines the characteristics of equity and mortgage REITs.

Potential Risks

The real estate industry is particularly sensitive to:

- Economic factors, such as interest rate changes or market recessions;
- Over-building in one particular area, changes in zoning laws, or changes in neighborhood values;
- Increases in property taxes;
- Casualty and condemnation losses; and
- Regulatory limitations on rents.

REITs may expose a Fund to similar risks associated with direct investment in real estate. REITs are more dependent upon specialized management skills, have limited diversification and are, therefore, generally dependent on their ability to generate cash flow to make distributions to shareholders.

Potential Returns

Investments in REITs permit a Fund to participate in potential capital appreciation and income opportunities in various segments of the real estate sector.

Policies To Balance Risk and Return

Pilgrim Baxter and each Sub-Adviser consider companies that they expect will generate good cash flow from the underlying properties, have proven management track records, and histories of increasing dividends.

SPECIAL SITUATIONS

The Clipper Focus Fund may invest in special situations. A special situation arises when PFR believes the securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to that company. Special situations are events that could change or temporarily hamper the ongoing operations of a company, including, but not limited to:

- Liquidations, reorganizations, recapitalizations, mergers or temporary financial liquidity restraints;
- Material litigation, technological breakthroughs or temporary production or product introduction problems; or
- Natural disaster, sabotage or employee error and new management or management policies.

Special situations affect companies of all sizes and generally occur regardless of general business conditions or movements of the market as a whole.

Potential Risks

Special situations often involve much greater risk than is inherent in ordinary investment securities. In addition, the market price of companies subject to special situations may never reflect any perceived intrinsic values.

Potential Returns

Securities of companies in special situations may experience significant capital appreciation as the market recognizes their full value.

Policies To Balance Risk and Return

PFR's investment process is very research intensive, including meetings with company management, competitors and customers. PFR prepares valuation models for each company being researched and sells securities when share prices reach PFR's estimate of intrinsic value.

FIXED INCOME SECURITIES

Fixed Income Securities includes U.S. government securities, U.S. government agency securities, corporate bonds, mortgage-backed and asset-backed securities, lower-rated bonds, foreign bonds, money market instruments and certain other types of debt or hybrid instruments.

Potential Risks

Fixed income security prices fluctuate over time. The price of a fixed-income security may fall as a result of adverse events involving the issuer of the security, changes in interest rates or other adverse economic or political events. Also, fixed income securities may not deliver their expected yield as a result of the factors listed above.

Potential Returns

Fixed income securities may offer higher current income than other types of investments and offer diversification from equity securities.

Policies to Balance Risks and Returns

The Sub-Adviser maintains its own policies for balancing risks of individual fixed income securities against their potential yields and gains in light of the Fund's investment goals.

U.S. GOVERNMENT SECURITIES

U.S. Treasury bills, notes and bonds of varying maturities that are backed by the full faith and credit of the U.S. government.

Potential Risks

U.S. government securities generally offer lower yields than other fixed-income securities, making them more susceptible to changes in interest rates.

Potential Returns

The Fund lowers the risk profile of its investment portfolio by holding U.S. government securities as the timely payment of principal and interest on such securities is guaranteed by the U.S. government.

Policies to Balance Risk and Return

The Fund adjusts its holdings in U.S. government securities depending upon its forecast of interest rate changes and the overall risk profile of its investment portfolio.

U.S. GOVERNMENT AGENCY SECURITIES

Debt securities issued or guaranteed as to principal and interest by U.S. government agencies, U.S. government sponsored enterprises and U.S. government instrumentalities that are not direct obligations of the U.S. government.

Potential Risks

U.S. government agency securities are not direct obligations of the U.S. government and certain U.S. government agency securities are not backed by the full faith and credit of the U.S. government. U.S. government agency securities therefore represent a higher risk of default than U.S. government securities.

Potential Returns

U.S. government agency securities may offer higher yields and the potential for higher returns than U.S. government securities.

Policies to Balance Risk and Return

In assessing an investment in a U.S. government agency security, the Sub-Adviser balances the risks associated with security against the potential returns to the Fund.

MORTGAGE-BACKED SECURITIES

Securities that represent pools of mortgages (including CMOs), with investors receiving principal and interest payments from the repayment of underlying mortgage loans. Some mortgage-backed securities are issued and guaranteed against default by the U.S. government or its agencies or instrumentalities, such as the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation.

Potential Risks

Mortgage-backed securities may be adversely affected by changes in interest rates and the creditworthiness of the issuer and underlying mortgage holders. Also, the mortgages underlying mortgage-backed securities may be subject to unscheduled or early payments, which may shorten the maturities of these securities and may lower their returns.

Potential Returns

Mortgage-backed securities may offer higher yields and the potential for higher returns than certain other fixed-income securities.

Policies to Balance Risk and Return

In assessing an investment in an mortgage-backed security, the Sub-Adviser balances the risks associated with the security against the potential returns to the Fund and may look for mortgage-backed securities that have characteristics that make them less likely to be prepaid.

ASSET-BACKED SECURITIES

Asset-backed securities are interests in a stream of payments from specific assets, such as auto or credit card receivables.

Potential Risks

Asset-backed securities may be adversely affected by changes in interest rates. Also, the nature of the underlying collateral may make it more difficult for issuers of asset-backed securities to recover or repossess such collateral upon a default.

Potential Returns

Asset-backed securities may offer higher yields and the potential for higher returns than certain other fixed-income securities.

Policies to Balance Risk and Return

The Sub-Adviser maintains its own policies for balancing credit quality against potential yields and gains in light of the Fund's investment goals.

CORPORATE BONDS

Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade.

Potential Risks

Issuers of corporate bonds may default on their obligations to repay principal and interest. Also, changes in interest rates may adversely affect the market value of corporate bonds.

Potential Returns

Investment grade corporate bonds typically have a higher yield than certain other fixed-income securities, such as U.S. government securities and have a lower risk of default than lower-rated corporate bonds.

Policies to Balance Risk and Return

The Sub-Adviser maintains its own policies for balancing c redit quality against potential yields and gains in light of the Fund's investment goals.

LOWER-RATED (JUNK) BONDS

Debt securities of industrial, utility, banking and other financial institutions that are rated below investment grade (BB/Ba or lower).

Potential Risks

Lower-rated bonds have a higher risk of default, tend to be less liquid, and may be difficult to value.

Potential Returns

Lower-Rated bonds offer higher yields and higher potential gains.

Policies to Balance Risk and Return

The Sub-Adviser maintains its own policies for balancing credit quality against potential yields and gains in light of the Fund's investment goals. Also, the Fund will not invest more than 15% of its assets in lower-rated bonds.

FOREIGN BONDS

Debt securities, such as corporate bonds and lower-rated bonds, of foreign governments and foreign industrial, utility, banking and other financial institutions.

Potential Risks

In addition to the risks present for domestic bonds, foreign bonds are subject to the additional risks of potential adverse political developments or political instability, differences in accounting, auditing, and financial reporting standards, a lack of adequate information from bond issuers due to less stringent government regulation, and adverse changes in foreign exchange rates.

Potential Returns

Foreign bonds represent a major portion of the world's fixed income securities and offer additional diversification opportunities as well as the potential for higher returns.

Policies to Balance Risk and Return

The Sub-Adviser maintains its own policies for balancing credit quality and other risks against potential yields and gains in light of the Fund's investment goals. The Sub-Adviser will manage the Fund's currency exposure of its foreign investments and may hedge a portion of this exposure.

ZERO COUPON AND PAY-IN-KIND SECURITIES

A zero coupon security pays no interest to its holders during its life and is sold at a discount to its face value at maturity. Pay-in-kind securities are securities which generally pay interest through the issuance of additional securities.

Potential Risks

The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay interest periodically or in cash.

Potential Returns

Zero coupon and pay-in-kind securities may offer higher yields and higher potential gains than other fixed-income securities.

Policies to Balance Risk and Return

The Sub-Adviser maintains its own policies for balancing credit quality and other risks against potential yields and gains in light of the Fund's investment goals.

The Investment Adviser & Sub-advisers

THE INVESTMENT ADVISER

Pilgrim Baxter & Associates, Ltd., 1400 Liberty Ridge Drive, Wayne, PA 19087, is the investment adviser for each Fund. Founded in 1982, Pilgrim Baxter managed over $9.3 billion in assets as of June 30, 2003 for pension and profit-sharing plans, charitable institutions, corporations, trusts, estates and other investment companies.

As investment adviser, Pilgrim Baxter makes investment decisions for the Growth, Emerging Growth, Large Cap Growth, Select Growth, Large Cap 20, Technology & Communications, Strategic Small Company, Large Cap, Mid-Cap, Small Cap and Focused Funds. Pilgrim Baxter also oversees the investment decisions made by PFR as sub-adviser for Clipper Focus Fund, by Analytic as sub-adviser for Disciplined Equity Fund, by Heitman as sub-adviser for REIT Fund, by Dwight as sub-adviser for IRA Capital Preservation Fund and Intermediate Fixed Income Fund, by TS&W as sub-adviser for Small Cap Value Fund and by Wellington Management as sub-adviser for the Cash Reserves Fund. The Trust's Board of Trustees supervises Pilgrim Baxter and the sub-advisers and establishes policies that Pilgrim Baxter and the sub-advisers must follow in their day-to-day investment management activities.

THE SUB-ADVISERS

Pacific Financial Research, Inc., ("PFR") a Massachusetts corporation located at 9601 Wilshire Boulevard, Suite 800, Beverly Hills, California 90210, is sub-adviser to the Clipper Focus Fund. PFR manages and supervises the investment of Clipper Focus Fund's assets on a discretionary basis, subject to the supervision of Pilgrim Baxter. PFR, an affiliate of Pilgrim Baxter and Old Mutual (US) Holdings Inc., has provided investment management services to corporations, foundations, endowments, pension funds and other institutions as well as individuals since 1981. PFR managed approximately $15 billion in assets as of June 30, 2003.

Analytic Investors, Inc., ("Analytic") a California corporation located at 700 South Flower St., Suite 2400, Los Angeles, CA 90017, is the sub-adviser for the Disciplined Equity Fund. Analytic manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Pilgrim Baxter. Analytic is an affiliate of Pilgrim Baxter and Old Mutual (US) Holdings Inc., and was founded in 1970 as one of the first independent investment counsel firms specializing in the creation and continuous management of optioned equity and optioned debt portfolios for fiduciaries and other long-term investors. Analytic serves pensions and profit-sharing plans, endowments, foundations, corporate investment portfolios, mutual savings banks and insurance companies. Analytic managed approximately $3.4 billion in assets as of June 30, 2003.

Heitman Real Estate Securities LLC (formerly named Heitman/PRA Securities Advisors LLC), ("Heitman") a Delaware limited liability company located at 191 North Wacker Drive, Suite 2500, Chicago, Illinois, 60601, is the sub-adviser to the REIT Fund. Heitman manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Pilgrim Baxter. Heitman is wholly owned by Heitman LLC, an affiliate of Pilgrim Baxter and Old Mutual (US) Holdings Inc. Heitman has provided investment management services to corporations, foundations, endowments, pension and profit sharing plans, trusts, estates and other institutions as well as individuals since 1987. Heitman managed approximately $1.2 billion in assets as of June 30, 2003.

Dwight Asset Management Company, ("Dwight") a Delaware corporation located at 100 Bank Street, Burlington, Vermont 05401, is the sub-adviser to the IRA Capital Preservation Fund and Intermediate Fixed Income Fund. Dwight manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Pilgrim Baxter. Dwight is an affiliate of Pilgrim Baxter and Old Mutual (US) Holdings Inc. It has provided investment management services to corporations, pension and profit sharing plans, 401(k) and thrift plans since 1983. Dwight managed approximately $36.4 billion in assets as of June 30, 2003.

Wellington Management Company, ("Wellington Management") LLP, 75 State Street, Boston, MA is the sub-adviser for the PBHG Cash Reserves Fund. Wellington Management and its predecessor organizations have provided investment advisory services to investment companies since 1928 and to investment counseling clients since 1960. As of June 30, 2003, Wellington Management held discretionary management authority with respect to more than $337.5 billion in assets.

Thompson, Siegel & Walmsley, Inc., ("TS&W") 5000 Monument Avenue, Richmond, VA 23230, is the sub-advisor to the PBHG Small Cap Value Fund. Founded in 1969, TS&W serves institutional investors, middle market investors, and individuals in managing equity, fixed income, international, and small cap equity investments. TS&W managed approximately $4 billion in assets as of May 31, 2003.

The Funds paid the following management fees (as a percentage of average daily net assets) during the last fiscal year.

Emerging Growth Fund	0.85%	Small Cap Fund	0.91%*
Growth Fund	0.85%	Clipper Focus Fund	0.98%*
Large Cap 20 Fund	0.85%	Small Cap Value Fund	**
Large Cap Growth Fund	0.75%	REIT Fund	0.79%*
Select Growth Fund	0.85%	Technology & Communications Fund	0.85%
Strategic Small Company Fund	0.93%*	Intermediate Fixed Income Fund	**
Disciplined Equity Fund	0.58%*	IRA Capital Preservation Fund	0.26%*
Focused Fund	0.85%	Cash Reserves Fund	0.30%
Large Cap Fund	0.65%		
Mid-Cap Fund	0.85%		

* *Reflects a waiver of fees.*
** *Fund was not in operation during the last fiscal year.*

Each sub-adviser is entitled to receive a fee from Pilgrim Baxter equal to a percentage of the daily net assets of each Fund it sub-advises.

THE PORTFOLIO MANAGERS

Emerging Growth Fund	Peter J. Niedland, CFA, has managed the Emerging Growth Fund since January 1, 2003. Mr. Niedland joined Pilgrim Baxter's Pilgrim Baxter's investment team in 1993. Mr. Niedland also manages the PBHG Small Cap Growth Portfolio of PBHG Insurance Series Fund.
Growth Fund	Gary L. Pilgrim, CFA, has managed the Growth Fund since its inception in 1985. Mr. Pilgrim has been a growth stock manager for over 32 years. He currently serves on the board of directors of Pilgrim Baxter and is president of PBHG Funds.
Large Cap Growth Fund/ Large Cap 20 Fund/ Select Growth Fund	Michael S. Sutton, CFA, has managed the Large Cap Growth and Large Cap 20 Funds since November 1999. He has managed the Select Growth Fund since April 2000. Effective as of October 2001, Gregory P. Chodaczek joined Mr. Sutton as Co-Manager of Select Growth Fund. Mr. Sutton is Chief Investment Officer of Pilgrim Baxter. Mr. Sutton joined Pilgrim Baxter in October 1999 from Loomis, Sayles & Co., where he worked for seven years as a portfolio manager of several large cap growth portfolios. Prior to that, Mr. Sutton was a large cap growth portfolio manager with Stein, Roe & Farnham. Mr. Chodaczek joined Pilgrim Baxter in 1998 as a research analyst for Pilgrim Baxter's growth equity investment team, focusing on the research of large cap growth equities. Prior to joining Pilgrim Baxter, Mr. Chodaczek was a Senior Financial Analyst for Scientific Atlanta, Inc. in Atlanta, Georgia.
Clipper Focus Fund	A team of PFR's investment professionals has primary responsibility for the day-to-day management of the Fund. For more information on the composition of the team managing the Fund, please see the SAI.
Small Cap Fund/ Mid-Cap Fund/ Focused Fund	Jerome J. Heppelmann, CFA, has managed the Small Cap, Mid-Cap, and Focused Funds since June 1999. He joined Pilgrim Baxter in 1994 as a Vice President of Marketing/ Client Service and since 1997 has been a member of Pilgrim Baxter's investment team. Prior to joining Pilgrim Baxter, Mr. Heppelmann worked in the Investment Advisory Group for SEI Investments.

Large Cap Fund	Raymond J. McCaffrey, CFA, has managed the Large Cap Fund since June 1999. He joined Pilgrim Baxter as a portfolio manager and analyst in 1997. Prior to joining Pilgrim Baxter, Mr. McCaffrey worked for 2 years as a portfolio manager and analyst at Pitcairn Trust Company. His 13 years of investment experience also include positions at Cypress Capital Management, Independence Capital Management and Fidelity Bank.
Small Cap Value Fund	Frank H. Reichel, III is the portfolio manager of the PBHG Small Cap Value Fund. Mr. Reichel has over sixteen years of experience managing value and small cap value portfolios. Mr. Reichel has worked as a portfolio manager for TS&W since August, 2000. Prior to joining TS&W, Mr. Reichel worked for seven years as a portfolio manager at Stratton Management Company.
Disciplined Equity Fund	A team of Analytic's investment professionals has primary responsibility for the day-to-day management of the Fund. For more information on the composition of the team managing the Fund, please see the SAI.
Technology & Communications Fund	The Adviser's technology team, led by Gary L. Pilgrim, Michael S. Sutton, Jerome J. Heppelmann and Raymond J. McCaffrey has managed this Fund since August 19, 2002. The work experience of each member of the team is noted above.
REIT Fund	A team of Heitman's investment professionals has primary responsibility for the day-to-day management of the Fund. For more information on the composition of the team managing the Fund, please see the SAI.
Strategic Small Company Fund	James M. Smith, CFA, has co-managed the Fund since its inception in 1996. Mr. Smith joined Pilgrim Baxter in 1993 as a portfolio manager and has over 22 years of equity portfolio management experience. Mr. Heppelmann has co-managed the Fund since June 1999. His experience is discussed under the Small Cap, Mid-Cap and Focused Funds.
Intermediate Fixed Income Fund	A team of Dwight's investment professionals has primary responsibility for the day-to-day management of the Fund. For more information on the composition of the team managing the Fund, please see the SAI.

IRA Capital Preservation Fund	A team of Dwight's investment professionals has primary responsibility for the day-to-day management of the Fund. For more information on the composition of the team managing the Fund, please see the SAI.
Cash Reserves Fund	Timothy Smith has managed the Fund since October 22, 2002. Mr. Smith has worked closely with Mr. John Keogh, the Fund's previous portfolio manager, since the Fund's inception in 1995. Mr. Smith is a Vice President of Wellington Management. Mr. Smith also is the Chairman of Wellington Management's Money Market Strategy Group. Prior to joining Wellington Management in 1992, Mr. Smith spent seven years with Fidelity Investments.

PRICING FUND SHARES

Cash Reserves Fund shares are priced at 2:00 p.m. Eastern Time on each day the New York Stock Exchange is open. Cash Reserves Fund shares are not priced on days that the New York Stock Exchange is closed. The Cash Reserves Fund prices its investments at amortized cost, which approximates market value.

Each other Fund prices its investments for which market quotations are readily available at market value. Short-term investments are priced at amortized cost, which approximates market value. All other investments (including wrapper agreements) are priced at fair value as determined in good faith by PBHG Funds' Board of Trustees. If a Fund holds securities quoted in foreign currencies, it translates that price into U.S. dollars at current exchange rates. The IRA Capital Preservation Fund may use a pricing service to value some of its assets, such as debt securities or foreign securities. Because foreign markets may be open at different times than the New York Stock Exchange, the price of a Fund's shares may change on days when its shares are not available for purchase or sale.

Net Asset Value (NAV)

The price of a Fund's shares is based on that Fund's net asset value (NAV). A Fund's NAV equals the value of its assets, less its liabilities, divided by the number of its outstanding shares. Except for the Cash Reserves Fund, Fund shares are priced every day at the close of trading on the New York Stock Exchange (normally 4 p.m. Eastern Time). Fund shares are not priced on days that the New York Stock Exchange is closed.

BUYING SHARES

You may purchase shares of each Fund directly through the Fund's transfer agent. Except for the Cash Reserves Fund, the price per share you will pay to invest in a Fund is its NAV next calculated after the transfer agent or other authorized representative accepts your order. If you purchase shares of the Cash Reserves Fund by wire transfer in the form of Federal Funds, the price per share you will pay is that Fund's next calculated NAV. If you purchase shares of the Cash Reserves Fund by check or other negotiable bank draft, the price per share you will pay is that Fund's NAV as calculated on the next business day after receipt of the check or bank draft. Except for the Cash Reserves Fund, each Fund's NAV is calculated at the close of trading on the New York Stock Exchange, normally 4:00 p.m. Eastern Time, each day the exchange is open for business. Each Fund's assets are generally valued at their market price. However, if a market price is unavailable or if the assets have been affected by events occurring after the close of trading, the Fund's Board of Trustees may use another method that it believes reflects fair value. By fair valuing a security whose price may have been affected by events occurring after the close of trading in its respective market, a Fund attempts to establish a price that it might reasonably expect to receive upon its current sale of that security. These methods are designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interest or other harm to shareholders. The Cash Reserves Fund uses the amortized cost method to value its securities and generally calculates its NAV at 2:00 p.m. Eastern Time each day the New York Stock Exchange is open.

You may also purchase shares of each Fund through certain broker-dealers or other financial institutions that are authorized to sell you shares of the Funds. Such financial institutions may charge you a fee for this service in addition to the Fund's NAV.

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

Coverdell Education Savings Accounts: a savings account with non-deductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

FOR MORE COMPLETE IRA INFORMATION, CONSULT A PBHG SHAREHOLDER SERVICES REPRESENTATIVE OR A TAX ADVISER.

Minimum Investments

	Initial	Additional
Regular accounts	$ 2,500	no minimum
Uniform Gifts/Transfer to Minor Accounts	$ 500	no minimum
Traditional IRAs	$ 2,000	no minimum
Roth IRAs	$ 2,000	no minimum
Coverdell Education Savings Accounts	$ 500	no minimum
Systematic Investment Plans[1] (SIP)	$ 500	$25

1 Provided a SIP is established, the minimum initial investment for each Fund is $500 along with a monthly systematic investment of $25 or more.

Buying shares of IRA Capital Preservation Fund

The IRA Capital Preservation Fund offers its shares to investors who wish to invest in the Fund through one of the following types of individual retirement accounts:

- Plans described in Section 408 of the Internal Revenue Code (includes traditional IRAs, SEP-IRAs and SIMPLE IRAs);
- Plans described in Section 408A of the Internal Revenue Code (ROTH-IRAs);
- Plans described in Section 530 of the Internal Revenue Code (Education IRAs); and
- Plans maintained by sole proprietorships (KEOGH Plans).

SELLING SHARES

You may sell your shares at NAV any day the New York Stock Exchange is open for business. Sale orders received by the Fund's transfer agent or other authorized representatives by 4:00 p.m. Eastern time (2:00 p.m. Eastern Time for the PBHG Cash Reserves Fund) will be priced at the Fund's next calculated NAV. The Fund generally sends payment for your shares the business day after your order is accepted. Under unusual circumstances, the Fund may suspend redemptions or postpone payment for up to seven days. Also, if the Fund has not yet collected payment for the shares you are selling, it may delay paying out the proceeds on your sale until payment has been collected, which may take up to 15 days from the date of purchase. You may also sell shares of each Fund through certain broker-dealers or other financial institutions at which you maintain an account. Such financial institutions may charge you a fee for this service.

Limitations on selling shares by phone

Proceeds sent by	Minimum	Maximum
Check	no minimum	$50,000 per day
Wire*	no minimum	no maximum
ACH	no minimum	$50,000 per day

Please note that the banking instructions to be used for wire and ACH redemptions must be established on your account in advance of placing your sell order.

** Wire fee is $10 per Federal Reserve Wire.*

Written Redemption Orders

Some circumstances require written sell orders along with medallion signature guarantees.

These include:

- Redemptions in excess of $50,000;
- Requests to send proceeds to a different address or payee;
- Requests to send proceeds to an address that has been changed within the last 30 days; and
- Requests to wire proceeds to a different bank account.

A medallion signature guarantee helps to protect you against fraud. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP). Signature guarantees from financial institutions which are not participating in one of these programs or notary publics will not be accepted. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee is authentic.

Redemption/Exchange Fee for IRA Capital Preservation Fund

The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. In determining how long shares of the Fund have been held, PBHG Funds assumes that shares held by the investor the longest period of time will be sold first.

The Fund will retain the fee for the benefit of the remaining shareholders. The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The Fund is not able to make exceptions to the redemption fee (even where redemptions result from required minimum distributions or the death of a shareholder).

- Each Fund may reject or suspend acceptance of purchase orders.
- Each Fund reserves the right to make redemptions in securities rather than in cash if the redemption amount exceeds $250,000 or 1% of the aggregate NAV of the Fund in any 90-day period.
- Payment for telephone purchases must be received by the Fund's transfer agent within seven days or you may be liable for any losses the Fund incurs as a result of the cancellation of your purchase order.
- When placing a purchase, sale, or exchange order through an authorized representative, it is the representative's responsibility to promptly transmit your order to the Fund's transfer agent so that you may receive that same day's NAV.
- SEI Trust Company, the custodian for PBHG Traditional, Roth and Coverdell Education Savings accounts, currently charges a $10 annual custodial fee to Traditional and Roth IRA accounts and a $7 annual custodial fee to Coverdell Education Savings Accounts. This fee will be automatically deducted from your account if not received by the announced due date, usually in mid-August.
- Because of the relatively high cost of maintaining smaller accounts, the Fund charges an annual fee of $12 if your account balance drops below the minimum investment amount because of redemptions. Minimum investment amounts are identified in the table on page 106. For non-retirement accounts, the Fund may, upon prior notice, close your account and send you the proceeds if your account balance remains below the minimum investment amount for over 60 days due to your redeeming or exchanging out of the Fund.
- To reduce expenses, only one copy of most financial reports and prospectuses may be mailed to households, even if more than one person in the household holds shares of a Fund. Call PBHG Funds at 1-800-433-0051 if you need additional copies of financial reports or prospectuses. If you do not want the mailing of these documents to be combined with those for other members of your household, contact PBHG Funds at 1-800-433-0051 or write to P.O. Box 219534, Kansas City, MO 64121. Electronic copies of most financial reports and prospectuses are available at PBHG Funds' website (www.pbhgfunds.com).

Exchanges Between Funds

You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. Simply mail, telephone, or use the Fund's internet website to provide your exchange instructions to the transfer agent. Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.

TO OPEN AN ACCOUNT

In Writing

Complete the application.

Mail your completed application and a check to:
PBHG Funds
P.O. Box 219534
Kansas City, Missouri 64121-9534

By Telephone

Call us at 1-800-433-0051 to receive an account application and receive an account number.

Wire: Have your bank send your investment to:
- United Missouri Bank of Kansas City, N.A.
- ABA # 10-10-00695
- Account # 98705-23469
- Fund name
- Your name
- Your Social Security or tax ID number
- Your account number

Return the account application.

By Automated Clearing House (ACH)

Currently you may not open an account through ACH

Via the Internet

- Visit the PBHG Funds website at http://www.pbhgfunds.com.
- Enter the "Open An Account" screen and follow the instructions.

TO ADD TO AN ACCOUNT

Fill out an investment slip:

Mail the slip and the check to:
PBHG Funds
P.O. Box 219534
Kansas City, Missouri 64121-9534

Wire: Have your bank send your investment to:
- United Missouri Bank of Kansas City, N.A.
- ABA # 10-10-00695
- Account # 98705-23469
- Fund name
- Your name
- Your Social Security or tax ID number
- Your account number

- Complete the bank information section on the account application.
- Attach a voided check or deposit slip to the account application.
- The maximum purchase allowed through ACH is $100,000 and this option must be established on your account 15 days prior to initiating a transaction.

- Complete the bank information section on the account application.
- Enter the "My Account" section of the website and follow the instructions for purchasing shares.

TO SELL SHARES

By Mail

Write a letter of instruction that includes:

- your name(s) and signature(s)
- your account number
- the Fund name
- the dollar amount your wish to sell
- how and where to send the proceeds

If required, obtain a medallion signature guarantee (see "Selling Shares")

Mail your request to:
PBHG Funds
P.O. Box 219534
Kansas City, Missouri 64121-9534

Systematic Withdraw Plan

Permits you to have payments of $50 or more mailed or automatically transferred from your Fund accounts to your designated checking or savings account.

- Complete the applicable section on the account application.

Note: You must maintain a minimum account balance of $5,000 or more.

Check Writing

Check Writing is offered to shareholders of the Cash Reserves Fund. If you have an account balance of $5,000 or more, you may establish this option on your account. You may redeem shares by writing checks on your account for $250 or more. To establish Check Writing on your account, call 1-800-433-0051 and request a Signature Card.

By Telephone

Sales orders may be placed by telephone provided this option was selected on your account application. Please call 1-800-433-0051.

Note: sales from IRA accounts may not be made by telephone and must be made in writing.

ACH

- Complete the bank information section on the account application.
- Attach a voided check or deposit slip to the account application.

Note: sale proceeds sent via ACH will not be posted to your bank account until the second business day following the transaction.

Wire

Sale proceeds may be wired at your request. Be sure PBHG Funds has your wire instructions on file.

There is a $10 charge for each wire sent by the Fund.

Via the Internet

- Enter the "My Account" section of the website and follow the instructions for redeeming shares.

DISTRIBUTION AND TAXES

Except for REIT Fund, IRA Capital Preservation Fund and Cash Reserves Fund, each Fund pays shareholders dividends from its net investment income and distributions from its net realized capital gains at least once a year, if available. REIT Fund pays shareholders dividends from its net investment income quarterly and distributions from its net realized capital gains once a year, if available. IRA Capital Preservation Fund and Cash Reserves Fund declare dividends daily and pay shareholders dividends from their net investment income monthly. Dividends and distributions will be reinvested in your Fund account unless you instruct the Fund otherwise. There are no fees on reinvestments. Alternatively, you may elect to receive your dividends and distributions in cash in the form of a check, wire, or ACH.

To maintain a stable NAV, the IRA Capital Preservation Fund may have to declare and pay dividends in amounts that are not equal to the amount of net investment income it actually earns. This may cause the Fund to take some or all of the following actions:

- If the Fund distributes more money than it actually earned through its investments, it may have to make a distribution that may be considered a return of capital;
- If the income the Fund receives exceeds the amount of dividends distributed, the Fund may have to distribute that excess income to shareholders and declare a reverse split of its shares.
- The Fund may split its shares when it distributes its net capital gains. Share splits or reverse share splits will cause the number of shares owned by shareholders to increase or decrease while allowing the NAV of the Fund to remain stable.

Unless your investment is in an IRA or other tax-exempt account, your dividends and distributions will be taxable whether you receive them in cash or reinvest them. Dividends (including short-term capital gains distributions) are generally taxed at the ordinary income rate. However, distributions of qualified dividend income and of long-term capital gains are taxable at lower rates. The current qualified dividend income and long-term capital gains tax rates are provided in the table below.

Taxes on Transactions

The tax status of your distributions for each calendar year will be detailed in your annual tax statement from the Fund. Because everyone's tax situation is unique, always consult your tax professional about federal, state, and local tax consequences.

A sale or exchange of a Fund may also generate a tax liability unless your account is tax-exempt. There are two types of tax liabilities you may incur from a sale or exchange: (1) Short-term capital gains will apply if you sell or exchange a Fund up to 12 months after buying it; (2) Long-term capital gains will apply to Funds sold or exchanged after 12 months. The table below describes the tax rates for each.

Taxability of Distributions to Individuals and Other Noncorporate Shareholders

Type of Distribution	Tax rate for 15% bracket and lower	Tax rate for brackets higher than 15%
Dividends Generally	Ordinary income rate	Ordinary income rate
Qualified Dividends	5%	15%
Short-term Capital Gains	Ordinary income rate	Ordinary income rate
Long-term Capital Gains	5%	15%

Certain distributions of long-term capital gains for the Fund's fiscal year ending March 31, 2004 may be taxable at 10% and 20% rates (for tax brackets 15% and lower and tax brackets higher than 15%, respectively).

DISTRIBUTION ARRANGEMENTS

PBHG Funds has four classes of shares, one of which, PBHG Class, is offered by this prospectus. PBHG Class has the same rights and privileges as the other share classes of PBHG Funds, except (i) each Class is subject to different sales charges (loads); (ii) each class is subject to different distribution fees, which, if applicable, are paid pursuant to a Distribution Plan adopted under Rule 12b-1 of the Investment Company Act of 1940; (iii) each class is subject to different service fees, which, if applicable, are paid pursuant to a Service Plan that may or may not be adopted under Rule 12b-1 of the Investment Company Act of 1940; (iv) exchanges are not permitted between the various share classes but only among the same class; and (iv) PBHG Class shares may have exclusive voting rights with respect to matters affecting only that class.

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Financial Highlights

A Fund's financial highlights help you understand its recent financial performance. The total returns represent the rate that you would have earned or lost on an investment in the Fund, assuming you reinvested all Fund distributions. PricewaterhouseCoopers LLP has audited the information contained in these financial highlights. Its report and the Fund's financial statements are included in the Fund's Annual Report to Shareholders, which is available, free of charge, upon request.

The Clipper Focus, Special Equity, Disciplined Equity, REIT and IRA Capital Preservation Funds acquired the assets of its predecessor Fund, as noted under

For a Share Outstanding Throughout each Period for the Years or Periods Ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Loss	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Distributions from Net Investment Income	Distributions from Capital Gains	Total Distributions	Net Asset Value End of Period
PBHG Emerging Growth Fund								
PBHG Class								
2003	$14.23	$(0.14)	$ (6.15)	$ (6.29)	—	—	—	$ 7.94
2002 [1]	15.96	(0.17)	(1.56)	(1.73)	—	—	—	14.23
2001 [1]	40.00	(0.10)	(21.81)	(21.91)	—	$(2.13)	$(2.13)	15.96
2000 [1]	20.61	(0.21)	20.76	20.55	—	(1.16)	(1.16)	40.00
1999 [1]	25.83	(0.18)	(4.96)	(5.14)	—	(0.08)	(0.08)	20.61
PBHG Growth Fund								
PBHG Class								
2003 [1]	$18.94	$(0.17)	$ (4.87)	$ (5.04)	—	—	—	$13.90
2002 [1]	21.74	(0.20)	(2.60)	(2.80)	—	—	—	18.94
2001 [1]	58.73	(0.20)	(30.53)	(30.73)	—	$(6.26)	$(6.26)	21.74
2000 [1]	24.51	(0.33)	36.14	35.81	—	(1.59)	(1.59)	58.73
1999 [1]	28.23	(0.24)	(3.48)	(3.72)	—	—	—	24.51
PBHG Large Cap 20 Fund								
PBHG Class								
2003 [1]	$15.15	$(0.09)	$ (3.71)	$ (3.80)	—	—	—	$11.35
2002 [1]	17.81	(0.11)	(2.55)	(2.66)	—	—	—	15.15
2001 [1]	44.34	(0.12)	(22.04)	(22.16)	—	$(4.37)	$(4.37)	17.81
2000 [1]	24.10	(0.25)	26.26	26.01	—	(5.77)	(5.77)	44.34
1999 [1]	15.98	(0.12)	8.46	8.34	—	(0.22)	(0.22)	24.10

Fund Summaries, in a tax-free exchange by issuing new shares. This transaction was effective as of the close of business on December 14, 2001 for the Clipper Focus, Special Equity and REIT Funds and effective as of the close of business on January 11, 2002 for the Disciplined Equity and IRA Capital Preservation Funds. None of the Funds had any assets prior to the acquisition. Consequently, the information presented for each Fund prior to the acquisition date represents the financial history of its corresponding predecessor fund.

Total Return	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Loss to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
(44.20)%	$ 201,460	1.55%	(1.44)%	1.55%	(1.44)%	218.32%
(10.84)%	408,161	1.39%	(1.06)%	1.39%	(1.07)%	150.95%
(56.95)%	538,294	1.26%	(0.33)%	1.26%	(0.33)%	89.91%
101.33%	1,336,938	1.24%	(0.76)%	1.24%	(0.76)%	141.81%
(19.91)%	736,008	1.34%	(0.80)%	1.34%	(0.80)%	101.53%
(26.61)%	$1,118,887	1.42%	(1.12)%	1.42%	(1.12)%	167.87%
(12.88)%	1,925,422	1.33%	(0.95)%	1.33%	(0.96)%	170.67%
(56.57)%	2,883,036	1.25%	(0.46)%	1.25%	(0.46)%	104.48%
148.57%	6,465,234	1.23%	(0.90)%	1.23%	(0.90)%	107.73%
(13.18)%	3,228,740	1.32%	(0.99)%	1.32%	(0.99)%	80.51%
(25.08)%	$ 209,192	1.48%	(0.74)%	1.48%	(0.74)%	156.30%
(14.94)%	333,115	1.36%	(0.66)%	1.36%	(0.67)%	152.53%
(53.84)%	501,921	1.23%	(0.34)%	1.23%	(0.34)%	142.46%
117.88%	1,083,460	1.23%	(0.82)%	1.23%	(0.82)%	147.35%
52.52%	603,077	1.27%	(0.64)%	1.27%	(0.64)%	76.41%

Financial Highlights (continued)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Distributions from Net Investment Income	Distributions from Capital Gains	Total Distributions	Net Asset Value End of Period
PBHG Large Cap Growth Fund								
PBHG Class								
2003 [1]	$19.67	$(0.11)	$ (4.46)	$ (4.57)	—	—	—	$15.10
2002 [1]	22.90	(0.14)	(3.09)	(3.23)	—	—	—	19.67
2001 [1]	38.37	(0.05)	(13.48)	(13.53)	—	$(1.94)	$(1.94)	22.90
2000 [1]	24.57	(0.23)	21.32	21.09	—	(7.29)	(7.29)	38.37
1999 [1]	22.69	(0.16)	3.53	3.37	—	(1.49)	(1.49)	24.57
PBHG Select Growth Fund								
PBHG Class								
2003	$22.74	$(0.19)	$ (6.84)	$ (7.03)	—	—	—	$15.71
2002 [1]	26.58	(0.25)	(3.59)	(3.84)	—	—	—	22.74
2001 [1]	77.81	(0.24)	(48.55)	(48.79)	—	$(2.44)	$(2.44)	26.58
2000 [1]	25.93	(0.34)	58.71	58.37	—	(6.49)	(6.49)	77.81
1999 [1]	24.15	(0.21)	1.99	1.78	—	—	—	25.93
PBHG Strategic Small Company Fund								
PBHG Class								
2003 [1]	$13.37	$(0.11)	$ (4.54)	$ (4.65)	—	—	—	$ 8.72
2002 [1]	12.08	(0.13)	1.42	1.29	—	—	—	13.37
2001 [1]	19.34	(0.11)	(4.55)	(4.66)	—	$(2.60)	$(2.60)	12.08
2000 [1]	10.54	(0.13)	10.18	10.05	—	(1.25)	(1.25)	19.34
1999 [1]	12.89	(0.11)	(1.78)	(1.89)	—	(0.46)	(0.46)	10.54
PBHG Disciplined Equity Fund								
PBHG Class								
2003	$10.42	$ 0.06	$ (3.06)	$ (3.00)	$(0.07)	—	$(0.07)	$ 7.35
2002 [2]	10.33	0.02	0.07	0.09	—*	—	—	10.42
2001 [3]	11.09	0.07	(0.76)	(0.69)	(0.07)	—	(0.07)	10.33
2000 [3]	12.31	0.06	(1.20)	(1.14)	(0.06)	$(0.02)	(0.08)	11.09
1999 [3]	10.90	0.10	2.06	2.16	(0.10)	(0.65)	(0.75)	12.31
1998 [3]	8.43	0.06	3.07	3.13	(0.07)	(0.59)	(0.66)	10.90
PBHG Focused Fund								
PBHG Class								
2003	$16.20	$(0.02)	$ (4.17)	$ (4.19)	—	—	—	$12.01
2002 [1]	17.41	(0.04)	(1.03)	(1.07)	$(0.06)	$(0.08)	$(0.14)	16.20
2001 [1]	18.51	0.07	(0.74)	(0.67)	—	(0.43)	(0.43)	17.41
2000 [1]	10.46	(0.01)	8.93	8.92	—	(0.87)	(0.87)	18.51
1999 [4]	10.32	—	0.14	0.14	—	—	—	10.46

Total Return	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
(23.23)%	$ 172,972	1.33%	(0.67)%	1.33%	(0.67)%	124.58%
(14.10)%	258,297	1.26%	(0.62)%	1.26%	(0.63)%	148.93%
(36.55)%	327,689	1.18%	(0.14)%	1.18%	(0.14)%	146.18%
98.60%	256,965	1.17%	(0.79)%	1.17%	(0.79)%	184.36%
15.90%	144,089	1.25%	(0.71)%	1.25%	(0.71)%	46.16%
(30.91)%	$ 225,127	1.55%	(1.02)%	1.55%	(1.02)%	381.73%
(14.45)%	413,134	1.38%	(0.94)%	1.38%	(0.95)%	301.58%
(64.23)%	662,551	1.26%	(0.43)%	1.26%	(0.43)%	157.72%
240.82%	1,691,298	1.18%	(0.68)%	1.18%	(0.68)%	200.56%
7.37%	235,904	1.34%	(0.90)%	1.34%	(0.90)%	56.59%
(34.78)%	$ 57,738	1.50%	(1.09)%	1.57%	(1.16)%	113.26%
10.68%	86,243	1.50%	(0.96)%	1.52%	(0.97)%	118.88%
(27.04)%	76,331	1.50%	(0.63)%	1.50%	(0.63)%	143.04%
99.74%	75,225	1.50%	(0.93)%	1.55%	(0.98)%	240.55%
(14.52)%	48,029	1.50%	(0.97)%	1.54%	(1.01)%	140.89%
(28.83)%	$ 53,983	1.19%	0.62%	1.31%	0.50%	212.69%
0.89%†	101,615	0.99%*	0.63%*	1.33%*	0.29%*	65.99%†
(6.22)%	95,031	0.99%	0.64%	1.09%	0.54%	229.00%
(9.33)%	118,545	0.97%	0.53%	0.97%	0.53%	270.00%
20.06%	145,185	0.99%	1.08%	1.11%	0.96%	261.00%
37.82%	33,889	1.26%	0.78%	2.25%	(0.21)%	297.00%
(25.86)%	$ 23,293	1.50%	(0.23)%	1.50%	(0.23)%	281.70%
(6.18)%	34,675	1.37%	(0.24)%	1.37%	(0.25)%	433.98%
(3.59)%	58,724	1.34%	0.37%	1.34%	0.37%	404.36%
89.17%	22,556	1.50%	(0.10)%	1.55%	(0.15)%	853.36%
1.36%†	3,658	1.50%*	0.09%*	2.67%*	(1.08)%*	173.09%†

Financial Highlights (continued)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Distributions from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions
PBHG Large Cap Fund								
PBHG Class								
2003[1]	$13.34	$ 0.13	$(3.82)	$(3.69)	$(0.15)	—	—	$(0.15)
2002[1]	13.90	0.03	(0.57)	(0.54)	(0.02)	—	—	(0.02)
2001[1]	11.97	0.21	2.21	2.42	(0.08)	$(0.41)	—	(0.49)
2000	13.85	0.12	1.78	1.90	(0.08)	(3.70)	—	(3.78)
1999	13.01	0.08	2.45	2.53	(0.10)	(1.59)	—	(1.69)
PBHG Mid-Cap Fund								
PBHG Class								
2003[1]	$15.74	$(0.04)	$(3.41)	$(3.45)	—	—	—	—
2002[1]	14.44	(0.02)	1.32	1.30	—	—	—	—
2001[1]	13.82	0.09	1.20	1.29	$(0.03)	$(0.64)	—	$(0.67)
2000[1]	15.09	(0.02)	5.03	5.01	—	(6.28)	—	(6.28)
1999	15.30	—	0.92	0.92	—	(1.13)	—	(1.13)
PBHG Small Cap Fund								
PBHG Class								
2003[1]	$20.65	$(0.13)	$(7.25)	$(7.38)	—	—	—	—
2002[1]	18.48	(0.14)	2.31	2.17	—	—	—	—
2001[1]	18.75	(0.02)	0.58	0.56	—	$(0.83)	—	$(0.83)
2000[1]	11.38	(0.08)	7.45	7.37	—	—	—	—
1999[1]	15.38	(0.09)	(3.06)	(3.15)	—	(0.85)	—	(0.85)
PBHG Clipper Focus Fund								
PBHG Class								
2003	$16.40	$ 0.14	$(4.31)	$(4.17)	$(0.15)	$(0.24)	—	$(0.39)
2002[5]	15.92	0.20	2.34	2.54	(0.14)	(1.92)	—	(2.06)
2001[6]	10.87	0.21	5.49	5.70	(0.21)	(0.44)	—	(0.65)
2000[6]	12.19	0.16	(1.18)	(1.02)	(0.16)	(0.14)	—	(0.30)
1999[6,7]	10.00	0.05	2.18	2.23	(0.04)	—**	—	(0.04)
PBHG REIT Fund								
PBHG Class								
2003[1]	$ 9.58	$ 0.30	$(0.87)	$(0.57)	$(0.31)	$(0.61)	$(0.03)[9]	$(0.95)
2002	8.78	0.09	0.80	0.89	(0.09)	—	—	(0.09)
2001[3,8]	9.56	0.47	0.46	0.93	(0.45)	(1.21)	(0.05)[9]	(1.71)
2000[3]	8.04	0.36	1.60	1.96	(0.36)	—	(0.08)[9]	(0.44)
1999[3]	8.62	0.43	(0.54)	(0.11)	(0.47)	—	—	(0.47)
1998[3]	10.49	0.32	(1.88)	(1.56)	(0.31)	—	—	(0.31)

Net Asset Value End of Period	Total Return	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
$ 9.50	(27.73)%	$283,989	1.20%	1.18%	1.20%	1.18%	428.30%
13.34	(3.86)%	524,236	1.14%	0.24%	1.14%	0.24%	947.66%
13.90	20.42%	425,414	1.16%	0.91%	1.16%	0.91%	1184.89%
11.97	14.25%	32,922	1.11%	0.71%	1.11%	0.71%	1018.03%
13.85	20.29%	44,922	1.01%	0.59%	1.01%	0.59%	568.20%
$12.29	(21.92)%	$288,030	1.40%	(0.33%)	1.40%	(0.33)%	195.22%
15.74	9.00%	464,987	1.32%	(0.15)%	1.32%	(0.15)%	236.85%
14.44	9.43%	231,117	1.35%	0.40%	1.35%	0.40%	248.10%
13.82	42.21%	60,690	1.44%	(0.15)%	1.44%	(0.15)%	742.57%
15.09	8.35%	56,981	1.33%	0.01%	1.33%	0.01%	732.73%
$13.27	(35.74)%	$102,497	1.50%	(0.83)%	1.59%	(0.92)%	115.44%
20.65	11.74%	290,007	1.48%	(0.72)%	1.48%	(0.72)%	144.85%
18.48	2.99%	251,994	1.49%	(0.09)%	1.49%	(0.09)%	177.69%
18.75	64.76%	92,634	1.50%	(0.56)%	1.58%	(0.64)%	352.85%
11.38	(20.93)%	69,787	1.48%	(0.71)%	1.48%	(0.71)%	273.87%
$11.84	(25.73)%	$647,508	1.45%	1.00%	1.52%	0.93%	50.05%
16.40	17.48%†	621,735	1.40%*	1.26%*	1.44%*	1.23%*	39.02%†
15.92	53.22%	272,069	1.40%	1.41%	1.41%	1.40%	111.00%
10.87	(8.39)%	84,226	1.40%	1.47%	1.47%	1.40%	54.00%
12.19	22.33%†	64,135	1.40%*	1.05%*	2.08%*	0.37%*	22.00%†
$ 8.06	(5.73)%	$ 70,039	1.27%	3.42%	1.33%	3.36%	110.81%
9.58	10.11%†	76,679	1.36%*	4.20%*	1.47%*	4.09%*	25.08%†
8.78	10.41%	61,378	1.14%	4.57%	1.14%	4.57%	139.00%
9.56	24.90%	75,013	1.36%	4.14%	1.36%	4.14%	76.00%
8.04	(1.16)%	65,767	1.25%	5.12%	1.25%	5.12%	49.00%
8.62	(15.12)%	79,717	1.22%	3.14%	1.22%	3.14%	80.00%

Financial Highlights (concluded)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Redemption Fees	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Distributions from Net Investment Income	Distributions from Capital Gains	Total Distributions	Reverse Stock Split (Note 2)
PBHG Technology & Communications Fund									
PBHG Class									
2003 [1]	$14.79	$(0.11)	—	$ (7.37)	$ (7.48)	—	—	—	—
2002 [1]	19.70	(0.21)	—	(4.70)	(4.91)	—	—	—	—
2001 [1]	85.02	(0.46)	—	(59.61)	(60.07)	—	$(5.25)	$(5.25)	—
2000 [1]	27.59	(0.54)	—	62.84	62.30	—	(4.87)	(4.87)	—
1999 [1]	19.27	(0.19)	—	8.80	8.61	—	(0.29)	(0.29)	—
PBHG IRA Capital Preservation Fund									
PBHG Class									
2003	$10.00	$ 0.39	—**	$ 0.04	$ 0.43	$(0.43)	—	$(0.43)	—
2002 [10]	10.00	0.20	—**	—	0.20	(0.20)	$(0.04)	(0.24)	$0.04
2001 [11]	10.00	0.61	$0.01	—	0.62	(0.62)	—	(0.62)	—
2000 [11]	10.00	0.65	0.01	—	0.66	(0.66)	—	(0.66)	—
1999 [11,12]	10.00	0.11	—	—	0.11	(0.11)	—	(0.11)	—
PBHG Cash Reserves Fund									
PBHG Class									
2003	$ 1.00	$ 0.01	—	—	$ 0.01	$(0.01)	—	$(0.01)	—
2002	1.00	0.03	—	—	0.03	(0.03)	—	(0.03)	—
2001	1.00	0.06	—	—	0.06	(0.06)	—	(0.06)	—
2000	1.00	0.05	—	—	0.05	(0.05)	—	(0.05)	—
1999	1.00	0.05	—	—	0.05	(0.05)	—	(0.05)	—

* Annualized

** Amount is less than $0.01 per share.

† Total return and portfolio turnover have not been annualized.

1 Per share calculations were performed using average shares for the period.

2 On January 11, 2002, the PBHG Disciplined Equity Fund acquired the assets of the Analytic Enhanced Equity Fund. The operations of the PBHG Disciplined Equity Fund prior to the acquisition were those of the predecessor fund, the Analytic Enhanced Equity Fund. The Enhanced Equity Fund was a series of the UAM Funds, Inc. II.

3 For the year ended December 31.

4 The PBHG Focused Value Fund commenced operations on February 12, 1999.

5 On December 14, 2001, the PBHG Clipper Focus Fund acquired the assets of the Clipper Focus Portfolio. The operations of the PBHG Clipper Focus Fund prior to the acquisition were those of the predecessor fund, the Clipper Focus Portfolio. The Clipper Focus Portfolio was a series of the UAM Funds Trust.

6 For the year or period ended April 30.

Net Asset Value End of Period	Total Return	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
$ 7.31	(50.57)%	$ 262,244	1.54%	(1.24)%	1.54%	(1.24)%	261.67%
14.79	(24.92)%	581,091	1.39%	(1.17)%	1.39%	(1.19)%	185.33%
19.70	(74.20)%	920,965	1.25%	(0.81)%	1.25%	(0.81)%	291.41%
85.02	233.99%	3,843,946	1.19%	(0.96)%	1.19%	(0.96)%	362.38%
27.59	45.33%	536,405	1.34%	(0.96)%	1.34%	(0.96)%	276.07%
$10.00	4.38%	$ 1,192,971	1.00%	3.65%	1.34%	3.31%	222.67%
10.00	1.98%†	518,004	1.00%*	4.67%*	1.32%*	4.35%*	116.91%†
10.00	6.34%	71,298	1.00%	5.97%	1.62%	5.35%	196.00%
10.00	6.80%	24,065	1.03%	6.53%	1.84%	5.69%	72.00%
10.00	1.12%†	867	1.00%*	6.67%*	46.23%*	(38.56)%*	137.00%†
$ 1.00	0.94%	$ 94,459	0.75%	0.93%	0.75%	0.93%	n/a
1.00	2.55%	107,513	0.59%	2.92%	0.59%	2.91%	n/a
1.00	5.98%	525,463	0.52%	5.78%	0.52%	5.78%	n/a
1.00	4.81%	579,458	0.69%	4.78%	0.69%	4.78%	n/a
1.00	4.84%	144,239	0.70%	4.72%	0.70%	4.72%	n/a

7 The PBHG Clipper Focus Fund commenced operations on September 10, 1998.

8 On December 14, 2001, the PBHG REIT Fund acquired the assets of the Heitman Real Estate Portfolio. The operations of the PBHG REIT Fund prior to the acquisition were those of the predecessor fund, the Heitman Real Estate Portfolio. The Heitman Real Estate Portfolio was a series of UAM Funds Trust.

9 Historically, the PBHG REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

10 On January 11, 2002, the PBHG IRA Capital Preservation Fund acquired the assets of the IRA Capital Preservation Portfolio. The operations of the PBHG IRA Capital Preservation Fund prior to the acquisition were those of the predecessor fund, the IRA Capital Preservation Portfolio. The IRA Capital Preservation Portfolio was a series of the UAM Funds Trust.

11 For the year or period ended October 31.

12 The PBHG IRA Capital Preservation Fund commenced operations on August 31, 1999.

Amounts designated as "-" are either $0 or have been rounded to $0.

For More Information

PBHG Funds

For investors who want more information about the Funds, the following documents are available free upon request:

Statement of Additional Information (SAI)

Provides more information about the Funds and is incorporated into this Prospectus by reference.

Annual/Semi-annual Reports

Provides financial and performance information about the Funds and their investments and a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during the last fiscal year or half-year.

To obtain the SAI, Annual/Semi-Annual Reports or other information and for shareholder inquiries:

By telephone
Call 1-800-433-0051

By mail
PBHG Funds
P.O. Box 219534
Kansas City, MO 64121-9534

Via the Internet
www.pbhgfunds.com

Reports and other information about PBHG Funds (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about PBHG Funds are also available on the EDGAR database on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, after paying a duplicating fee, by sending your written request to the SEC's Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at publicinfo@sec.gov.

Investment Adviser
Pilgrim Baxter & Associates, Ltd.

Distributor
PBHG Fund Distributors

SEC file number
811-04391

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PBHG Funds Privacy Policy

Protecting Your Personal Information

The PBHG Funds has adopted a privacy policy to protect the nonpublic personal information that you provide to us. In order to establish and service your account, we collect personal information about you from information we receive on your application, such as your name and address. We also retain information regarding your transactions with us and our affiliates, such as account balances and exchanges.

Occasionally, we may disclose this information to companies that perform services for the Funds, such as other financial institutions with whom we have joint marketing agreements, or to the Funds' proxy solicitors. These companies may only use this information in connection with the services they provide to the Fund, and not for any other purpose. We may also disclose this information to the extent permitted or required by law, such as to our service providers to process your transactions or to maintain your account, or as a result of a court order. We otherwise will not disclose any nonpublic personal information about our customers or former customers to any other party for any other purpose without first providing notification to our customers or former customers. You would then be given an opportunity to "opt out" if you did not want information to be released.

We utilize a number of measures to protect your confidential information. Only our employees and those of our service providers who need nonpublic personal information in order to provide services to you have access to that data. All other persons are restricted from accessing that information. Furthermore, we maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information. We respect and value the trust you have placed in us and work diligently to preserve that relationship.

THIS PAGE IS NOT PART OF THE PROSPECTUS